Exhibit 99.2

Independent Auditor’s Report (Consolidated Financial Statements) of Shinhan Financial Group as of December 31, 2021

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2021 and 2020

(With Independent Auditors’ Report Thereon)

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Shinhan Financial Group Co., Ltd.

Opinion

We have audited the accompanying consolidated financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as at December 31, 2021 and 2020, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 4 and Note 49 of the financial statements. As explained in Notes 4 and 49, the rapid spread of the COVID-19 has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Group's ability to generate revenue.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1. Expected Credit Losses on Loans Measured at Amortized Cost

Why it is determined to be a key audit matter:

The impairment guidance under Korean IFRS 1109 Financial Instruments requires determination of significant increases in credit risk and measurement of expected credit losses using forward-looking information and others. Accordingly, the Group developed a new measurement model utilizing various types of information, which requires a higher level of management’s interpretation and judgment.

The Group measures expected credit losses on loans measured at amortized cost based on both individual and collective assessments. Individual assessment of expected credit losses is performed based on estimates of future forecast cash flow with a relatively high degree of management’s estimates and judgments, and collective assessment of expected credit losses is involved with a variety and complex variable inputs and assumptions that requires management’s estimates and judgments. Due to these facts, expected credit losses of loans measured at amortized costs are determined as a key audit matter.

As described in Note 12, loans measured at amortized cost subject to individual or collective assessments amount to ~~W~~ 392,304,224 million, with allowances for credit losses of ~~W~~ 3,167,068 million as of December 31, 2021.

How our audit addressed the key audit matter:

(1) Assessment of expected credit losses on an individual basis

We obtained an understanding and evaluated the processes and controls relating to the assessment of expected credit losses on an individual basis. In particular, we focused our effort on the assumptions used in estimating future cash flows. We evaluated whether management’s estimation was reasonable and we assessed the key assumptions in the cash flow projection including growth rate of entities subject to individual assessment and collateral valuation. As part of these procedures, we assessed whether sales growth rate, operating income ratio, and assumptions on investment activities were consistent with historical operating performance and current market conditions. Furthermore, we assessed the appropriateness of collateral valuation by conducting our own research on recent property prices and engaged independent appraisal specialists in assessing reasonableness of appraisal reports, models and methodologies used by management.

(2) Assessment of expected credit losses on a collective basis

We obtained an understanding and evaluated the processes and controls relating to management’s calculation of expected credit losses on a collective basis in accordance with impairment requirements under Korean IFRS 1109 Financial Instruments. As explained in Note 3(8), management assesses credit ratings to recognize lifetime expected credit losses on loans with significant increase in credit risk and impaired loans. Other than these cases, management recognizes 12-months of expected credit losses. To calculate all expected credit losses, management has applied forward-looking information, possible multiple scenarios, probability of default, loss given default and other assumptions estimated through its internal procedures and controls implemented for various assumptions.

We assessed the design and operating effectiveness of controls relating to credit ratings that reasonably reflect both qualitative and quantitative information. Our testing over the accuracy and reliability of the information included agreeing qualitative and quantitative information with relevant evidence.

We reviewed the appropriateness of management policies and procedures to determine significant increases in credit risk, and tested reasonableness of expected credit loss model applied by each of the three stages(Stage 1, 2 and 3) depending on how significantly credit risk was increased.

Our audit effort involved risk specialists in verifying the reasonability and possibility of forward-looking information and multiple scenarios produced by management. Also, our audit involved risk specialists to statistically analyze the correlation between forward-looking information and probability of default or loss given default. We assessed the appropriateness of methodologies for adjusting the probability of default to reflect forward-looking information on estimation of expected credit losses. We further tested the reasonableness and mathematical accuracy of the information through recalculation and inspection of supporting data.

We reviewed the methodologies used by management to verify that probability of default and loss given default were calibrated using sufficient and reasonable historical data. We determined that the default and loss data used were appropriately gathered and applied in accordance with internal control procedures. In addition, we assessed reasonableness and accuracy of probability of default and loss given default through procedures including recalculation, and evaluated management’s default and loss data by agreeing them with relevant evidence.

2. Valuation of Over-The-Counter Derivatives Classified as Level 3 Subject to Internal Valuation Models

Why it is determined to be a key audit matter :

Fair value of large portion of over-the-counter derivatives in the consolidated financial statements is calculated through the use of an internally developed valuation system. Judgment is required in estimating the fair value of these derivatives held by Shinhan Investment Co., Ltd. in determining appropriate models, assumptions and inputs. Given the complexity of estimation and the extent of judgment involved in valuing these over-the-counter derivatives, we considered this to be a key audit matter. Over-the-counter derivatives of Shinhan Investment Co., Ltd. subject to fair value measurement are financial liabilities designated as fair value through profit or loss related to derivative linked securities and financial assets at fair value through profit or loss(See Note 4(5)) that amount to ~~W~~ 8,376,316 million as of December 31, 2021.

How our audit addressed the key audit matter :

We obtained an understanding and evaluated processes and controls in relation to fair value measurement. Our focus was particularly on the accuracy of underlying transaction data used and mathematical calculation in accordance with management’s internal valuation methodologies.

We assessed design and tested operating effectiveness of controls over accuracy and completeness of key inputs such as underlying transaction data (notional amount, interest rate, maturity etc.) used in management’s determination of estimated fair value. We tested transaction data used in the valuation by examining supporting evidence including contracts and trade confirmations.

We also tested the controls over periodic verification of management’s internal valuation system, verification of input data, and recalculation of output data to ensure the accuracy of over-the-counter derivative valuation. We involved our derivative valuation specialist to independently estimate fair values utilizing independent valuation models and variables to see if management’s valuation is outside our ranges.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Sungeun Jin, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 3, 2022

This report is effective as of March 3, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

(In millions of won)	Note		2021	2020

Assets
Cash and due from banks at amortized cost	4, 8, 12, 19	~~W~~	28,453,404	33,410,542
Financial assets at fair value through profit or loss	4, 9, 19		62,403,759	59,091,403
Derivative assets	4, 10		3,799,189	5,633,915
Securities at fair value through other comprehensive income	4, 11, 19		64,838,323	58,316,112
Securities at amortized cost	4, 11, 19		49,930,076	47,282,623
Loans at amortized cost	4, 12		389,137,156	356,221,519
Property and equipment, net	13, 18, 19		4,046,164	3,989,697
Intangible assets	14		5,644,782	5,480,619
Investments in associates	15		2,913,745	2,657,768
Current tax receivable			15,159	51,894
Deferred tax assets	41		134,854	215,345
Investment property	16		675,391	615,235
Net defined benefit assets	25		142,020	18,374
Other assets	4, 12, 17, 19		35,973,754	32,194,666
Assets held for sale			44,409	54,392

Total assets		~~W~~	648,152,185	605,234,104

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

As of December 31, 2021 and 2020

(In millions of won)	Note		2021	2020
Liabilities
Deposits	4, 20	~~W~~	364,896,675	326,416,868
Financial liabilities at fair value through profit or loss	4, 21		1,369,225	1,436,694
Financial liabilities designated at fair value through profit or loss	4, 22		8,023,870	8,455,724
Derivative liabilities	4, 10		3,586,564	5,016,567
Borrowings	4, 23		43,167,065	41,594,064
Debt securities issued	4, 24		80,149,363	75,134,394
Net defined benefit liabilities	25		51,204	62,514
Provisions	26		1,166,856	804,736
Current tax payable			702,660	389,586
Deferred tax liabilities	41		175,947	579,656
Liabilities under insurance contracts	27		54,333,498	53,460,230
Other liabilities	4, 28		40,990,836	45,526,213

Total liabilities			598,613,763	558,877,246

Equity	29
Capital stock			2,969,641	2,969,641
Hybrid bonds			3,334,531	2,179,934
Capital surplus			12,095,043	12,234,939
Capital adjustments			(664,429)	(687,935)
Accumulated other comprehensive loss			(984,936)	(404,181)
Retained earnings			30,541,300	27,777,169
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			47,291,150	44,069,567
Non-controlling interests			2,247,272	2,287,291
Total equity			49,538,422	46,356,858

Total liabilities and equity		~~W~~	648,152,185	605,234,104

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2021 and 2020

(In millions of won)	Note		2021	2020

Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	14,027,418	13,943,159
Financial assets at fair value through profit or loss			696,812	830,837
			14,724,230	14,773,996
Interest expense			(3,954,905)	(4,891,296)
Net interest income	31		10,769,325	9,882,700

Fees and commission income			4,139,885	3,814,474
Fees and commission expense			(1,464,888)	(1,431,541)
Net fees and commission income	32		2,674,997	2,382,933

Insurance income			6,484,523	7,247,753
Insurance expenses			(7,259,909)	(7,851,685)
Net insurance expenses	27		(775,386)	(603,932)

Dividend income	33		124,531	97,956
Net gain on financial instruments at fair value through profit or loss	34		1,103,631	272,830
Net gain (loss) on financial instruments at fair value through profit or loss (overlay approach)	9		43,003	(136,255)
Net gain (loss) on financial instruments designated at fair value through profit or loss	35		(88,301)	198,239
Net gain on foreign currency transaction			222,819	526,615
Net gain on disposal of securities at fair value through other comprehensive income	11		85,596	273,793
Net loss on disposal of securities at amortized cost	11		(319)	(25)
Provision for allowance for credit loss	36		(974,685)	(1,382,179)
General and administrative expenses	37		(5,743,088)	(5,212,473)
Other operating expenses, net	39		(1,490,027)	(1,370,466)

Operating income			5,952,096	4,929,736

Equity method income	15		158,600	159,533
Other non-operating expense, net	40		(527,032)	(335,398)
Profit before income taxes			5,583,664	4,753,871

Income tax expense	41		1,471,036	1,255,795
Profit for the year		~~W~~	4,112,628	3,498,076

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2021 and 2020

(In millions of won, except earnings per share data)	Note		2021	2020

Other comprehensive income for the year, net of income tax	29
Items that are or may be reclassified to profit or loss:
Loss on securities at fair value through other comprehensive income		~~W~~	(879,671)	(86,784)
Gain (loss) on financial instruments at fair value through profit or loss (overlay approach)	9		(20,098)	90,298
Equity in other comprehensive income (loss) of associates			2,748	(3,318)
Foreign currency translation adjustments for foreign operations			252,308	(161,365)
Net change in unrealized fair value of cash flow hedges			21,700	(14,460)
Other comprehensive income (loss) of separate account			(41,273)	3,884
			(664,286)	(171,745)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			43,277	15,812
Equity in other comprehensive loss of associates			(2)	(10)
Valuation gain on securities at fair value through other comprehensive income			35,441	6,841
Loss on disposal of securities at fair value through other comprehensive income			(29,421)	(27,826)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(2,798)	3,084
			46,497	(2,099)
Total other comprehensive income, net of income tax			(617,789)	(173,844)

Total comprehensive income for the year		~~W~~	3,494,839	3,324,232

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	29, 42	~~W~~	4,019,254	3,414,595
Non-controlling interests			93,374	83,481
		~~W~~	4,112,628	3,498,076
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	3,402,925	3,242,745
Non-controlling interests			91,914	81,487
		~~W~~	3,494,839	3,324,232

Earnings per share:	29, 42
Basic and diluted earnings per share in won		~~W~~	7,308	6,654

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2020	~~W~~	2,732,463	1,731,235	10,565,353	(1,116,770)	(260,156)	25,525,821	39,177,946	2,752,435	41,930,381
Total comprehensive income for the year
Profit for the year		-	-	-	-	-	3,414,595	3,414,595	83,481	3,498,076
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	(107,484)	-	(107,484)	(285)	(107,769)
Gain on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	90,298	-	90,298	-	90,298
Equity in other comprehensive loss of associates		-	-	-	-	(3,328)	-	(3,328)	-	(3,328)
Foreign currency translation adjustments for foreign operations		-	-	-	-	(159,596)	-	(159,596)	(1,769)	(161,365)
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(14,460)	-	(14,460)	-	(14,460)
Other comprehensive income of separate account		-	-	-	-	3,884	-	3,884	-	3,884
Remeasurements of defined benefit plans		-	-	-	-	15,752	-	15,752	60	15,812
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	3,084	-	3,084	-	3,084
Total other comprehensive loss		-	-	-	-	(171,850)	-	(171,850)	(1,994)	(173,844)
Total comprehensive income(loss)		-	-	-	-	(171,850)	3,414,595	3,242,745	81,487	3,324,232

Other changes in equity
Dividends		-	-	-	-	-	(883,929)	(883,929)	-	(883,929)
Dividends to hybrid bonds		-	-	-	-	-	(85,327)	(85,327)	-	(85,327)
Issuance of hybrid bonds		-	448,699	-	-	-	-	448,699	-	448,699
Paid-in capital increase		237,178	-	1,197,774	-	-	-	1,434,952	-	1,434,952
Acquisition of treasury stock(Note 29)		-	-	-	(150,467)	-	-	(150,467)	-	(150,467)
Disposal of treasury stock(Note 29)		-	-	-	451,809	-	-	451,809	-	451,809
Retirement of treasury stock(Note 29)		-	-	-	150,000	-	(150,025)	(25)	-	(25)
Change in other capital adjustments		-	-	471,812	(22,507)	-	(16,141)	433,164	-	433,164
Change in other non-controlling interests		-	-	-	-	-	-	-	(546,631)	(546,631)
		237,178	448,699	1,669,586	428,835	-	(1,135,422)	1,648,876	(546,631)	1,102,245
Reclassification of OCI retained earnings		-	-	-	-	27,825	(27,825)	-	-	-
Balance at December 31, 2020	~~W~~	2,969,641	2,179,934	12,234,939	(687,935)	(404,181)	27,777,169	44,069,567	2,287,291	46,356,858

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2021

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2021	~~W~~	2,969,641	2,179,934	12,234,939	(687,935)	(404,181)	27,777,169	44,069,567	2,287,291	46,356,858
Total comprehensive income for the year
Profit for the year		-	-	-	-	-	4,019,254	4,019,254	93,374	4,112,628
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	(871,104)	-	(871,104)	(2,547)	(873,651)
Gain on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	(20,098)	-	(20,098)	-	(20,098)
Equity in other comprehensive income of associates		-	-	-	-	2,746	-	2,746	-	2,746
Foreign currency translation adjustments for foreign operations		-	-	-	-	251,842	-	251,842	466	252,308
Net change in unrealized fair value of cash flow hedges		-	-	-	-	21,700	-	21,700	-	21,700
Other comprehensive income of separate account		-	-	-	-	(41,273)	-	(41,273)	-	(41,273)
Remeasurements of defined benefit plans		-	-	-	-	42,656	-	42,656	621	43,277
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(2,798)	-	(2,798)	-	(2,798)
Total other comprehensive loss		-	-	-	-	(616,329)	-	(616,329)	(1,460)	(617,789)
Total comprehensive income(loss)		-	-	-	-	(616,329)	4,019,254	3,402,925	91,914	3,494,839

Other changes in equity
Dividends		-	-	-	-	-	(803,838)	(803,838)	-	(803,838)
Interim dividends		-	-	-	-	-	(299,082)	(299,082)	-	(299,082)
Dividends to hybrid bonds		-	-	-	-	-	(116,388)	(116,388)	-	(116,388)
Issuance of hybrid bonds		-	1,154,597	-	-	-	-	1,154,597	-	1,154,597
Acquisition of treasury stock (Note 29)		-	-	-	(79)	-	-	(79)	-	(79)
Disposal of treasury stock (Note 29)		-	-	-	23,589	-	-	23,589	-	23,589
Change in other capital adjustments		-	-	(105)	(4)	-	(241)	(350)	-	(350)
Change in other non-controlling interests		-	-	(139,791)	-	-	-	(139,791)	(131,933)	(271,724)
		-	1,154,597	(139,896)	23,506	-	(1,219,549)	(181,342)	(131,933)	(313,275)
Reclassification of OCI retained earnings		-	-	-	-	35,574	(35,574)	-	-	-
Balance at December 31, 2021	~~W~~	2,969,641	3,334,531	12,095,043	(664,429)	(984,936)	30,541,300	47,291,150	2,247,272	49,538,422

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(In millions of won)	Note		2021	2020

Cash flows from operating activities
Profit before income taxes		~~W~~	5,583,664	4,753,871
Adjustments for:
Interest income	31		(14,724,230)	(14,773,996)
Interest expense	31		3,954,905	4,891,296
Dividend income	33		(124,531)	(97,956)
Net fees and commission expense	32		124,486	187,304
Net insurance loss	27		1,356,064	1,726,150
Net loss (gain) on financial instruments at fair value through profit or loss	34		(174,279)	136,191
Net loss (gain) on derivatives	10		64,128	(245,681)
Net loss (gain) on financial instruments at fair value through profit or loss (overlay approach)	9		(43,003)	136,255
Net gain on foreign currency translation			(21,130)	(232,723)
Net gain on financial instruments designated at fair value through profit or loss	35		(423,914)	(241,066)
Net gain on disposal of securities at fair value through other comprehensive income	11		(85,596)	(273,793)
Net loss on disposal of securities at amortized cost	11		319	25
Provision for allowance for credit loss	36		974,685	1,382,179
Employee benefit	25		221,259	175,539
Depreciation and other amortization	37		902,692	768,488
Other operating expense	39		457,359	202,178
Equity method income, net	15		(158,600)	(159,533)
Other non-operating expense	40		447,138	153,360
			(7,252,248)	(6,265,783)

Changes in assets and liabilities:
Due from banks at amortized cost			9,570,696	(4,915,143)
Securities at fair value through profit or loss			(2,934,113)	(7,088,599)
Due from banks at fair value through profit or loss			92,944	862,047
Loans at fair value through profit or loss			341,140	132,172
Financial instruments designated at fair value through profit or loss			(9,466)	(708,627)
Derivative instruments			14,548	(65,288)
Loans at amortized cost			(28,740,535)	(32,897,127)
Other assets			(6,920,943)	(7,866,826)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2021 and 2020

(In millions of won)	Note		2021	2020

Deposits		~~W~~	36,948,828	33,139,123
Liabilities for defined benefit obligations			(261,750)	(243,428)
Provisions			(25,526)	51,567
Other liabilities			(4,489,460)	8,503,803
			3,586,363	(11,096,326)

Income taxes paid			(1,149,965)	(1,184,910)
Interest received			14,325,392	14,570,884
Interest paid			(4,114,027)	(5,267,781)
Dividends received			100,936	80,728

Net cash inflow (outflow) from operating activities			11,080,115	(4,409,317)

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss			4,362,417	4,537,421
Increase in financial instruments at fair value through profit or loss			(5,409,361)	(4,982,663)
Proceeds from disposal of securities at fair value through other comprehensive income			29,991,033	53,048,284
Acquisition of securities at fair value through other comprehensive income			(37,575,878)	(52,657,353)
Proceeds from disposal of securities at amortized cost			5,203,156	5,923,611
Acquisition of securities at amortized cost			(7,343,501)	(7,645,000)
Proceeds from disposal of property and equipment	13, 40		20,068	248,037
Acquisition of property and equipment	13		(334,874)	(279,654)
Proceeds from disposal of intangible assets	14, 40		15,867	5,298
Acquisition of intangible assets	14		(555,340)	(362,415)
Proceeds from disposal of investments in associates	15		357,401	266,322
Acquisition of investments in associates	15		(588,827)	(776,799)
Proceeds from disposal of investment property	16, 40		276	113,038
Acquisition of investment property	16		(8,292)	(243,806)
Proceeds from disposal of assets held for sale			47,792	2,048
Change in other assets			(220,636)	11,233
Proceeds from settlement of hedging derivative financial instruments			61,502	25,722
Payment of settlement of hedging derivative financial instruments			(53,313)	(186,169)
Net cash flow from business combination	47		-	(73,081)
Net cash outflow from investing activities			(12,030,510)	(3,025,926)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2021 and 2020

(In millions of won)	Note		2021	2020

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	1,154,597	448,698
Net increase in borrowings			849,212	7,465,106
Proceeds from debt securities issued			28,561,082	21,480,455
Repayments of debt securities issued			(24,143,252)	(21,508,827)
Change in other liabilities			83,067	(30,526)
Dividends paid			(1,218,761)	(968,847)
Proceeds from settlement of hedging derivative financial instruments			1,223,033	851,381
Payment of settlement of hedging derivative financial instruments			(1,210,366)	(807,705)
Acquisition of treasury stock			(79)	(150,182)
Disposition and redemption of treasury stock			23,588	161,863
Increase(decrease) in non-controlling interests			(84,998)	566,673
Redemption of lease liabilities			(275,273)	(781,867)
Paid-in capital increase			-	1,154,347
Payment of stock issuance costs			(105)	-
Net cash inflow from financing activities			4,961,745	7,880,569

Effect of exchange rate changes on cash and cash equivalents held			109,553	(61,518)
Increase in cash and cash equivalents			4,120,903	383,808

Cash and cash equivalents at beginning of year	44		8,962,982	8,579,174

Cash and cash equivalents at end of year	44	~~W~~	13,083,885	8,962,982

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

1. Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2021 and 2020 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		December 31, 2021	December 31, 2020
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Investment Corp.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.(*2)	〃	〃	100.0	100.0
〃	Orange Life Insurance Co., Ltd.(*2)	〃	〃	-	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	75.3	75.3
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Alternative Investment Management Inc.	〃	〃	100.0	100.0
〃	Shinhan Asset Management Co., Ltd.(*3)	〃	〃	100.0	65.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Asia Trust Co., Ltd.			60.0	60.0
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Venture Investment Co., Ltd.(*4)	〃	〃	100.0	100.0
Shinhan Bank	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	〃	100.0	100.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0+1 share	50.0+1 share
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance Co., Ltd.	Vietnam	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

1. Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2021 and 2020 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		December 31, 2021	December 31, 2020
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	December 31	100.0	100.0
〃	Shinhan Investment Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	〃	〃	75.0	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus	Korea	〃	100.0	100.0
〃	Shinhan CubeOn Co., Ltd.(*5)	Korea	〃	100.0	-
〃	Shinhan Life Insurance Vietnam Co., Ltd.(*6)	Vietnam	〃	100.0	-
Shinhan Asset Management Co., Ltd.	SHINHAN ASSET MGT HK, LIMITED(*7)	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

(*2) Shinhan Life Insurance Co., Ltd. and Orange Life Insurance Co., Ltd. merged on July 1, 2021. The company name after the merger is Shinhan Life Insurance Co., Ltd.

(*3) The Group acquired additional shares of Shinhan BNPP Asset Management Co., Ltd. for the year ended December 31, 2021, and Shinhan BNPP Asset Management Co., Ltd. became a wholly owned subsidiary of the Group. Shinhan BNPP Asset Management Co., Ltd. changed its name to Shinhan Asset Management Co., Ltd.

(*4) For the year ended December 31, 2021, Neoplux Co., Ltd. changed its name to Shinhan Venture Investment Co., Ltd.

(*5) Newly invested subsidiaries subject to consolidation are included for the year ended December 31, 2021.

(*6) Newly invested subsidiaries subject to consolidation are included for the year ended December 31, 2021

Shinhan Insurance Vietnam Co., Ltd. changed its name to Shinhan Life Insurance Vietnam Co., Ltd.

(*7) For the year ended December 31, 2021, SHINHAN BNP ASSET MGT HK, LIMITED changed its name to SHINHAN ASSET MGT HK, LIMITED.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

1. Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others

A trust is consolidated when the Group as a trustee is exposed to variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 225 others

An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is exposed to, or has rights to related variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd.

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 131 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

(*) The Group provides credit contribution (ABCP purchase agreements) of ~~W~~7,457,666 million for the purpose of credit enhancement of structured companies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2. Basis of preparation

(a) Statement of compliance

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated financial statements were authorized for issue by the Board of Directors on February 9, 2022, which will be submitted for approval to the stockholder’s meeting to be held on March 24, 2022.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

-	derivative financial instruments measured at fair value
-	financial instruments at fair value through profit or loss measured at fair value
-	financial instruments at fair value through other comprehensive income measured at fair value
-	liabilities for cash-settled share-based payment arrangements measured at fair value
-	financial assets and liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk recognized in profit or loss
-	liabilities for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

The respective financial statements of the Group entities are prepared in the functional currency of the respective economic environment in which the group entities operate. These consolidated financial statements are presented and reported in Korean won, which is the Controlling Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d) Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. If the estimates and assumptions based on management's best judgment as of December 31, 2021 are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 5.

In preparing these consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2. Basis of preparation (continued)

(e) Change in accounting policy

Except for the following new standards, which have been applied from January 1, 2021, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2020.

i) K-IFRS No.1109, ‘Financial Instruments’, K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’, K-IFRS No.1107, ‘Financial Instruments: Disclosures’, K-IFRS No.1104, ‘Insurance Contracts’ and K-IFRS No.1116, ‘Leases’ amended – Interest rate benchmark reform

The effective interest rate, not the carrying value, is adjusted when replacing the interest rate index of a financial instrument measured at amortized cost in relation to the reform of the interest rate index. It includes exceptions, such as allowing hedge accounting to continue uninterrupted even if an interest rate indicator replacement occurs in a hedging relationship. The amendment does not have a significant impact on the consolidated financial statements.

Regarding the suspension of LIBOR interest rate calculation, the financial instruments that have not been converted to replaced interest rate benchmark among the LIBOR interest rates as of December 31, 2021 are as follows:

-Non-derivative financial assets

		Carrying Value
		USD LIBOR(*2)	JPY LIBOR	EUR LIBOR	Other LIBORs
Due from banks and loans at amortized cost:
Loans	~~W~~	2,768,972	207,660	49,642	122,104
Securities at fair value through other comprehensive income:
Financial institution bonds		167,167	-	-	-
Corporate bonds and others		281,949	-	-	-
		449,116	-	-	-
Commitments and guarantee contracts(*1)	~~W~~	280,224	39,148	56,552	13,853

(*1) The commitments and guarantee contracts are in nominal amount.

(*2) The instruments that will be matured before the end of June 30, 2023 are excluded when USD LIBOR interest rate calculation is discontinued.

-Non-derivative financial liabilities

		Carrying Value
		USD LIBOR(*1)	JPY LIBOR	EUR LIBOR	Other LIBORs
Financial liabilities at amortized cost:
Deposits	~~W~~	200,000	-	-	-
Borrowings		347,420	-	-	-
Debt securities issued		986,871	-	-	-
	~~W~~	1,534,291	-	-	-

(*1) The instruments that will be matured before the end of June 30, 2023 are excluded when USD LIBOR interest rate calculation is discontinued.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.  Basis of preparation (continued)

(e) Change in accounting policy

i) K-IFRS No.1109, ‘Financial Instruments’ and K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’ and K-IFRS No.1107, ‘Financial Instruments: Disclosures’ Revision’ and K-IFRS No.1104, ‘Insurance Contracts’ K-IFRS No.1116, ‘Leases’ amended – Interest rate benchmark reform (continued)

-Derivative

		Notional amount
		USD LIBOR(*1)	JPY LIBOR	EUR LIBOR	Other LIBORs
Trading:
Interest rates related	~~W~~	10,772,390	-	-	-
Foreign currency related		10,900,844	-	-	-
Equity related		268,243	-	-	-
Credit related		1,108	-	-	-
Others		379,360	-	-	-
		22,321,945	-	-	-
Hedge:
Interest rates related		4,150,155	-	-	-
Foreign currency related		278,705	-	-	-
	~~W~~	4,428,860	-	-	-

(*1) The instruments that will be matured before the end of June 30, 2023 are excluded when LIBOR interest rate calculation is discontinued.

ii) Amendments to K-IFRS No.1116 ‘Lease’ - The practical expedient to COVID-19 related rent exception, discount or deferral

The International Accounting Standards Board amended this Standard in March 2021. According to the amendment, the International Accounting Standards Board has extended the application of the practical expedient for reduction in lease payments where lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, by one year. A lessee who chose to apply the application of the practical expedient will account consistently for changes in lease fees that not a lease change due to rent concession

, in the manner prescribed by the amendments. However, no practical expedient under this amendment is provided to lessors. The practical expedient in this amendment applies only to rent concessions occurring as a direct consequence of the COVID-19 pandemic and only if all of the following conditions are met:

- The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change

- Any reduction in lease payments affects only payments originally due on or before June 30, 2022; and

- There is no substantive change to other terms and conditions of the lease.

The Group has applied the practical expedient that allows a lessee to choose not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. The amount recognized in profit or loss is ~~W~~47,589 million to reflect the change in lease payments arising from the same lease discount for the year ended December 31, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies

Significant accounting policies applied by the Group upon the preparation of consolidated financial statements under K-IFRS are described below, and consolidated financial statements for the year ended December 31, 2021 and comparative periods were prepared using the same accounting policy, except for changes in accounting policy described in the Note 2.

(a) Operating segments

The Group has divided the segments based on internal reports reviewed periodically by the top sales decision maker to make decisions about the resources allocated to the segments and evaluate their performance. There are six reporting segments as described in Note 7. The reporting segments are operated separately according to the nature of the goods and services provided and the organizational structure of the Group.

The segment reported to the Chief Executive Officer (“CEO”) includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

It is the CEO’s responsibility to evaluate the resources to be distributed to the business and the performance of the business, and to make strategic decisions.

(b) Basis of consolidation

i) Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Structured entity

The Group establishes or invests in various structured entities. It does not own shares directly or indirectly for these companies. Considering the terms and conditions of the arrangement in which the structured entity was established, the consolidated entity gains and losses from the operations of the structured entity. It is included in the consolidated entities if it is determined that it has the ability to direct the activities of a consolidated structured entity that can most significantly affect these gains and losses. The Group does not recognize any non-controlling interests as equity in relation to structured entities in the consolidated statements of financial position since the non-controlling interests in these entities are recognized as liabilities of the Group.

iii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(b) Basis of consolidation (continued)

iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the non-controlling interests balance is reduced to below zero.

(c) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset or liability is measured at its acquisition-date fair value except for below:

- Leases are required to be classified based on the contractual terms and other factors

- Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

- Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012, ‘Income Taxes’

- Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, ‘Employee Benefits’

- Compensation assets are recognized and measured on the same basis as the items subject to compensation.

- Reacquired rights are measured in accordance with special provisions

- Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, ‘Share-based Payment’

- Non-current assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105, ‘Non-current Assets Held for Sale and Discontinued Operations’

As of the acquisition date, non-controlling interests in the acquired are measured as the non-controlling interests' proportionate share of the acquirer’s identifiable net assets.

The transfer consideration in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquired and the equity interests issued by the acquirer. However, any portion of the acquirer's share-based payment awards exchanged for awards held by the acquired employee that is included in transfer consideration in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include broker's fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, which are recognized in accordance with K-IFRS No.1032 and 1109, are expensed in the periods in which the costs are incurred and the services are received.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(d) Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying value is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated the Group's stake in preparing the consolidated financial statements. Unrealized losses are also being derecognized unless the transaction provides evidence of an impairment of the transferred assets.

If an associate or a joint venture uses accounting policies different from those of the Group for transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the carrying value of that interest, including any long-term investments, is reduced to nil, the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e) Cash and cash equivalents

The Group classifies cash balances, call deposits and highly liquid investment assets with original maturities of three months or less from the acquisition date that are easily converted into a fixed amount of cash, and are subject to an insignificant risk of changes in their fair value as cash and cash equivalents. Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, like in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(f) Non-derivative financial assets

Financial assets are recognized in the consolidated statement of financial position when the Group becomes a party to the contract. In addition, a standardized purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at Fair Value Through Profit or Loss (“FVTPL”), transaction costs that are directly attributable to its acquisition of the financial asset. Transaction costs on the financial assets at FVTPL that are directly attributable to the acquisition are recognized in profit or loss as incurred.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases.

ii) Equity instruments

For the equity instruments that are not held for short-term trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at Fair Value through Other Comprehensive Income (“FVOCI”) are classified as financial assets at FVTPL.

The Group subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on recognition. The Group recognizes dividends in profit or loss when the Group’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized in the consolidated statement of comprehensive income gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Group’s business model changes.

①	Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a financial asset measured at amortized cost that is not subject to a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired. Interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(f) Non-derivative financial assets (continued)

② Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than (reversal of) impairment losses, interest income, foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On removal, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Provision for credit losses allowance’ in the consolidated statement of comprehensive income, respectively.

③ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain(loss) on financial assets at fair value through profit or loss’ in the consolidated statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

v) Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. If the Group does not have or transfer most of the risks and rewards of ownership of the financial asset, the entity shall remove the financial asset if it does not control the financial asset. If the Group continues to control the financial asset, it continues to recognize the transferred asset to the extent that it is continuously involved and recognizes the related liability together.

If the Group transfers the right to cash flows of a financial asset but holds most of the risks and rewards of ownership of the financial asset, the entity shall continue to recognize the asset. Also, the amount of disposal received is recognized as a liability.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(g) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction. In addition, this document describes the hedging instrument, hedged item, and the method of evaluating the effect of the hedging instrument offsetting changes in the fair value or cash flow of the hedged item due to the hedged risk at the initiation of the hedging relationship and in subsequent periods.

① Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Any adjustment arising from G/L on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

② Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

③ Net investment hedge

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(g) Derivative financial instruments (continued)

ii) Other derivative financial instruments

All derivatives except those designated as hedging instruments and are effective in hedging are measured at fair value. Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iii) Gains and losses on initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is deferred, and the deferred gains and losses on initial transaction are depreciated on a straight-line basis over the life of the instrument or the remainder is recognized in profit or loss immediately when the fair value becomes observable.

(h) Expected credit losses of Financial assets

The Group recognizes allowance for credit loss for debt instruments measured at amortized cost and fair value through other comprehensive income, and lease receivable, loan commitments and financial guarantee contracts using the expected credit loss impairment model. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and allowance for credit loss for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Allowance for credit loss
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-months ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Group, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as an allowance for credit loss for purchased or originated credit-impaired financial assets.

The total period refers to the expected life span of the financial instrument up to the contract expiration date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(h) Expected credit losses of Financial assets (continued)

i) Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. Assuming that the measurement factor of expected credit losses has a certain correlation with economic fluctuations, the expected credit losses are calculated by reflecting forward-looking information through modeling between macroeconomic variables and measurement factors.

ii) Measurement of expected credit loss of financial assets at amortization cost

The expected credit loss of an amortized financial asset is measured as the difference between the present value of the cash flows expected to be received and the cash flow expected to be received. For this purpose, we calculate expected cash flows for individually significant financial assets. For non-individual significant financial assets, the financial assets collectively include expected credit losses as part of a set of financial assets with similar credit risk characteristics.

Expected credit losses are deducted using the allowance for credit loss account and are written off if the financial assets are not recoverable. The allowance for credit loss is increased when the written-off loan receivables are subsequently collected and changes in the allowance for credit loss are recognized in profit or loss.

iii) Measurement of estimated credit loss of financial assets at FVOCI

The calculation of expected credit losses is the same as for financial assets measured at amortized cost, but changes in allowance for credit loss are recognized in other comprehensive income. In the case of disposal and redemption of other comprehensive income - fair value, the allowance for credit loss is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

(i) Property and equipment

Property and equipment are initially measured at cost and after initial recognition. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Certain land and buildings are measured at fair value at the date of transition to K-IFRS, which is deemed cost, in accordance with K-IFRS No.1101, ‘First-time Adoption of K-IFRS’. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The Group recognizes in the carrying value of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying value of those parts that are replaced is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40~50 years
Other properties	4~5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(i) Property and equipment (continued)

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and in case adjustments are needed, it is accounted for as a change in accounting estimate.

(j) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets as shown below, from the date that they are available for use. The residual value of intangible assets is zero. However, if there are no foreseeable limits to the periods over which certain intangible assets are expected to be available for use, they are determined to have indefinite useful lives and are not amortized.

Descriptions	Useful lives
Software	5 years
Capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(k) Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both. An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(l) Leases

i) Accounting treatment as the lessee

The Group leases various tangible assets, such as real estate and vehicles, and each of the lease contract is negotiated individually and includes a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, but the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Group recognizes the right-of-use assets and the lease liabilities. Each lease payment is allocated to payment for the principal portion of the lease liability and financial costs. The Group recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as financial costs. Right-of-use assets are depreciated using a straight-line method from the commencement date over the lease term.

Lease liabilities are measured at the present value of the lease payments that are not paid at the commencement date of the lease, and the lease payments included in the measurement of the liabilities consist of the following payments:

- Fixed payments (including in-substance fixed payments, less any lease incentives receivable)

- Variable lease payments depending on the index or rate(interest rate)

- Amounts expected to be paid by the lessee under the residual value guarantee

- The exercise price of a purchase option if the lessee is reasonably certain to exercise that option

- Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

If the interest rate implicit in the lease is readily determined, the lease payments are discounted by the rate; if the rate is not readily determined, the lessee’s incremental borrowing rate is used.

The cost of the right-of-use assets comprise:

- The amount of the initial measurement of the lease liability

- Any lease payments made at or before the commencement date (less any lease incentives received)

- Any initial direct costs incurred by the lessee

- An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease

Lease payments related to short-term leases or low-value assets are recognized as current expenses over the lease term using the straight-line method. A short-term lease is a lease that has a lease term of 12 months or less, and the low-value assets lease is a lease of which the underlying asset value is not more than ~~W~~6 million.

Additional considerations for the Group when accounting for lessees include:

Extension and termination options are included in a number of real estate lease contracts of the Group. In determining the lease term, management considers all relevant facts and circumstances that create an economic incentive not to exercise the options. The periods covered by, a) an option to extend the lease if the lessee is reasonably certain to exercise that option, or b) an option to terminate the lease if the lessee is reasonably certain not to exercise that option, is included when determining the lease term. The Group reassesses whether the Group is reasonably certain to exercise the extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that is within the control of the lessee, and affects whether the lessee is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(l) Leases (continued)

ii) Accounting treatment as the lessor

The Group leases out to lessee various tangible assets, including vehicles under operating and finance lease contracts, and each of the lease contract is negotiated individually and includes a variety of terms and conditions. The risk management method for all rights held by the Group in the underlying assets includes repurchase agreements, residual value guarantees, etc.

①	Finance leases

The Group recognizes them as a receivable at an amount equal to the net investment in the lease, and the difference from the carrying value of the leasing asset as of the commencement date is recognized as profit or loss from disposal of the lease asset. In addition, interest income is recognized by applying the effective interest method for the amount of the Group's net investment in finance leases. Lease-related direct costs are included in the initial recognition of financial lease receivables and are accounted for in a way that reduces the revenue for the lease term.

②	Operating leases

The Group recognizes the lease payments as income on straight-line basis, and adds the lease initial direct costs incurred during negotiation and contract phase of the operating lease to the carrying value of the underlying asset. In addition, the depreciation policy of operating lease assets is consistent with the Group’s depreciation policy of other similar assets.

(m) Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying value and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(n) Impairment of non-financial assets

The carrying values of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying value.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying value of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying value of the other assets in the CGU on a pro rata basis. Impairment losses of goodwill cannot be reversed in the subsequent period. At the end of each reporting period, the Group reviews whether there are any signs of impairment loss that has been recognized in the prior period no longer exists or has decreased, and reversal occurs only if there is a change in the estimate used to determine the recoverable amount after the recognition of the impairment loss. The asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(o) Non-derivative financial liabilities

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(o) Non-derivative financial liabilities (continued)

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities, and other financial liabilities include deposits, borrowings, debt securities and etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(p) Foreign currency

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are retranslated to the functional currency using the exchange rate at the end of the reporting period. Non-monetary foreign currency items measured at fair value are converted to the exchange rate on the date the fair value is determined, and non-monetary items measured at historical cost are converted to the exchange rate on the trading day.

All foreign currency differences arising from the conversion of monetary items are recognised in profit or loss. However, the Group excludes currency differences at the time of settlement of monetary items, conversion differences in net investments in foreign operations and conversion differences for financial liabilities designated cash flow hedges.

If gains or losses arising from non-monetary items are recognised in other comprehensive income, the effect of exchange rate changes included in those gains or losses is also recognised in other comprehensive income. In addition, if recognised in profit or loss, the effect of exchange rate changes is also recognised in profit or loss.

ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying values of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated using the exchange rate at the reporting date.

Upon disposal of foreign operations, the cumulative amount of the exchange differences recognized as a separate line item within the equity and other comprehensive income is reclassified from other comprehensive income to profit and loss at the time of recognition. When disposing subsidiaries, including foreign operations, proportional shares of exchange differences recognized in other comprehensive income are reverted to non-controlling shares of foreign operations, and in other cases, disposing some of the portions of foreign operations, only the proportional shares of the accumulated exchange differences recognized in other comprehensive income are classified as profit and loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(p) Foreign currencies (continued)

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, then foreign currency differences arising on the item form part of the net investment in the foreign operation and are recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

(q) Equity capital

i) Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted from equity, net of any tax effects.

Preferred stocks are classified as equity if they do not need to be repaid or are repaid only at the option of the Group and if payment is determined by the Group's discretion, and dividends are recognized when the shareholders' meeting approves the dividends. Preferred stocks that are eligible for reimbursement of a defined or determinable amount on or after a certain date are classified as liabilities. The related dividend is recognized in profit or loss at the time of occurrence as interest expense.

ii) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity. Hybrid bonds issued by subsidiaries of the group are classified as non-controlling interests according to this classification criteria. In addition, distributions paid are treated as net income attributable to non-controlling interests in the consolidated statement of comprehensive income.

iii) Capital adjustment

The effect of changes in ownership interests in subsidiaries that do not lose control over the equity attributable to owners of the parent is included in capital adjustments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(r) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Group’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined contribution plans

The Group recognizes the contribution expense as an account of severance payments in profit or loss in the period according to the defined contribution plans, when an employee provides work services for a certain period of time, except for the case when it is included in the cost of the asset. Contributions payable are recognized as liabilities (unpaid expenses) after deducting the contributions already paid. In addition, if the contribution already paid exceeds the contribution due for services provided before the end of the reporting period, the future contribution is reduced or cash refunded due to the excess is recognized as an asset (prepaid expense).

iv) Retirement benefits: defined benefit plans

For the year ended December 31, 2021, defined benefit liabilities related to the defined benefit plan are recognized by deducting the fair value of external reserve from the present value of the defined benefit plan debt.

Defined benefit liabilities are calculated annually by independent actuaries using the predicted unit credit method. If the net present value of the defined benefit obligation less the fair value of the plan assets is an asset then the present value of the economic benefits available to the entity in the form of a refund from the plan or a reduction in future contributions to the plan.

The remeasurement component of net defined benefit liability is the change in the effect on asset ceiling except for the amount included in the net interest income of plan assets and net revenues of plan assets excluding actuarial gains and losses to the net of defined benefit liabilities. It is immediately recognized in other comprehensive income. The Group determines the net interest on the net defined benefit obligation (asset) by multiplying the net defined benefit obligation (asset) by the discount rate determined at the beginning of the annual reporting period and is the net present value of the net defined benefit obligation. It is determined by taking into consideration the fluctuations. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When an amendment or reduction of the system occurs, the gain or loss resulting from the change or decrease in the benefits to the past service is immediately recognized in profit or loss. The Group recognizes gains or losses on settlement when the defined benefit plan is settled.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(r) Employee benefit (continued)

v) Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(s) Share-based payment transactions

In regards to the share-based payment transactions which grants an employee a stock or stock option in exchange for the goods or services provided, if the fair value of the goods or services provided or the fair value of the goods or services provided cannot be reliably measured, the Group indirectly measures the fair value of the goods or services based on the fair value of the given equity, and the amount is recognized as employee benefit expenses and capital during the vesting period. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(t) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(u) Financial guarantee contract

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract.

After initial recognition, financial guarantee contracts are measured at the higher of:

- Loss allowance in accordance with K-IFRS No.1109, ‘Financial Instruments’

- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No.1115, ‘Revenue from Contracts with Customers’

(v) Insurance contracts

i) Investment contract liabilities, including insurance contract liabilities and discretionary dividend factors

The group establishes liability reserves in accordance with the Insurance Business Law and the related regulations. The reserves are calculated according to the insurance policy, insurance premiums and liability reserve calculation method. The main contents are as follows.

i-1) Premium reserves

This is the amount to be accumulated for insurance claim payable for the existing contracts as of the end of the reporting period, the reserves are calculated by deducting the present value of net premiums to be earned after the end of the reporting period from the present value of claims to be paid to the policyholder after the date of the statement of financial position.

i-2) Prepaid premium reserves

Among premiums that are due for payment before the end of the reporting period, the prepaid premium reserves for the next period are calculated through a premium and liability reserves calculation method.

i-3) Guarantee reserves

The total amount of reserve for variable minimum guarantee (①) and reserve for general account guarantee (②) is provided as guarantee reserve.

① Variable minimum guarantee reserve

This reserve is the amount that must be accumulated to guarantee insurance premiums above a certain level for contracts maintained as of the end of the reporting period, and is measured at the higher of:

i) the average amount of the top 30% of net loss expected in the future

ii) the minimum required amount by insurance types, minimum guarantees, level of guarantees and limits of stock investment portion

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(v) Insurance contracts (continued)

②	General account guarantee reserve

As of the end of the reporting period, the amount of reserve for insurance contracts that are insured under general account is required to be paid to guarantee the level of refunds, and select the largest of the following:

i) Average of the amount deducted from the appropriateness of the liability reserve calculated by excluding the guarantee option from the appropriateness evaluation of the liability reserve calculated by including the guarantee option for each interest rate scenario

ii) The amount of compensation (including annulment contract) against the guarantee received from the policy holder by the rate applied at the premium calculation in the insurance premium and liability reserve calculation method

i-4) Reserve for outstanding claims

As of the end of the reporting period, the Group has accrued the amount for which the reason for the payment of insurance claims, etc. has been incurred and the amount of the claim payment has not been paid yet due to the dispute or lawsuit related to the insurance settlement (pending in the Financial Dispute Mediation Committee). In addition, the Group recognizes unrecognized losses based on historical experience.

i-5) Reserves for participating policyholders' dividends

The reserve is provided for the purpose of contributing to the policyholder dividend according to the laws and regulations and the reserve for dividend reserve for the policyholder and the dividend reserve for the subsequent business year.

The policyholder dividend reserve is the amount that is not paid as of the end of the reporting period for the settlement amount and the reserve for dividend policy for the next fiscal year is based on the policyholder dividend calculated on the insurance contract effective as of the end of the reporting period.

① Excess crediting rate reserve

In the case of a dividend insurance contract which has been maintained for more than one year as of the end of the reporting period among contracts signed before October 1, 1997, the difference between the planned interest rate and the one-year maturity deposit rate shall be preserved.

② Mortality dividend reserve

Dividends arising from contracts that are maintained for more than one year at the end of the reporting period are used to offset the expected mortality and actual mortality rates applied to premiums.

③ Interest dividend reserve

For the contracts that have been maintained for more than one year as of the end of the reporting period, the amount calculated by applying the interest dividend reserve rate to the net written premium reserve less the unearned acquisition costs. However, the insurance sold before October 1, 1997 is applied to the amount deducted from the net premium in the event that the planned interest rate by the insurance product is less than the dividend standard.

④ Reserves for long-term special dividends

For the effective dividend policy agreement that has been maintained for 6 years or more, the amount calculated by applying the long-term special dividend rate to the amount deducted from the net premiums for the end of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(v) Insurance contracts (continued)

However, insurance sold before October 1, 1997 is applied to the deduction of unearned premiums at the end of the year when the expected interest rate by the insurance product is less than the dividend standard rate.

i-6) Reserve for interest dividends

In order to cover the policyholder dividend in the future, the total amount is set aside according to business performance according to the law or insurance contracts.

i-7) Reserve for dividend insurance loss reserve

In accordance with the regulations set by the supervisory authority, dividend insurance profit is accumulated within 30/100 of the contractor's stake. The reserve for the compensation of dividend insurance losses shall compensate for the loss of dividend insurance contracts in accordance with the provisions of the fiscal year within five years from the end of the accumulated reporting period and shall be used as the policyholder dividend source for the individual contractor.

ii) Contractor's equity adjustment

In accordance with K-IFRS No.1039, the Group classifies the gains and losses of available for sale financial assets as policyholder's equity and shareholders' equity based on the reserve ratio for dividend paying and non-dividend paying insurance for the year ended December 31, 2021, and the portion of policyholder's equity is accounted as policyholder's equity adjustment.

iii) Evaluation of debt appropriateness

At the end of each reporting period, the group assesses whether the recognized insurance liability is appropriate using the current estimates of future cash flows of the policy, and if the carrying value of the insurance liability is deemed to be inappropriate in terms of the estimated future cash flows. The reserve for premiums is added to the profit or loss by the amount corresponding to the deficiency.

iv) Reinsurance assets

The group presents the recoverable amount of reinsurance assets. The group assesses at the end of each reporting period whether there is objective evidence that a reinsurance asset is impaired. If there is objective evidence that the entity will not be able to collect all amounts under the terms of the agreement as a result of an event that occurred after the initial recognition and if the event has a reliable and measurable impact on the amount to be received. If reinsurance assets are determined to be impaired, impairment loss is recognized in the profit and loss for the current period.

v) Deferred acquisition cost

The group recognizes unrealized gains and losses arising from long-term insurance contracts as assets and amortizes the premiums over the life of the insurance contracts equally. If the contribution period exceeds 7 years, the amortization period is 7 years if there is an unrecognized balance at the date of the cancellation, the entire amount of the cancellation is amortized in the fiscal year to which the cancellation date belongs. But, if the ratio of additional premiums is higher at the early stage of the insurance period for the purpose of recovering the excess of the unearned premiums and the early settlement costs, the new settlement expenses are treated as the period expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(w) Recognition of revenues and expenses

The Group’s revenues are recognized using five-step revenue recognition model as follows: ① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’.

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying value of the financial asset or liability.

When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

① Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

② Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(w) Recognition of revenues and expenses (continued)

③ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Insurance income

The Group recognizes insurance income for the insurance premium paid of which the payment date arrived by the premium payment methods of the insurance contract; and recognizes advance receipts for the insurance premium paid of which the payment date has not arrived at the end of the reporting period.

iv) Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend date for equity securities. The Group provides compensation in various forms such as payment discounts and gifts.

(x) Revenue from Contracts with Customers

The fair value of the consideration received or receivable in exchange for the initial transaction is allocated to the reward points ("points") and the remainder of the fee income. The Group provides compensation in various forms such as payment discounts and free gifts. The consideration to be allocated to the points is estimated based on the fair value of the monetary benefits to be provided in consideration of the expected recovery rate of points awarded in accordance with the customer loyalty program and the expected time of recovery. Points for distribution through the cost paid by the customer is recognized by deducting from the revenue from fees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(y) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit. The unpaid taxes related to the Group's current tax are calculated using the enacted or substantially established tax rate.

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying values of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group applies a consolidated tax method based on a consolidated tax base and a domestic corporation (hereinafter referred to as the "Consolidated Entity Corporation ") that is fully controlled by the consolidated parent company and the consolidated tax base.

The Group evaluates the feasibility of temporary differences, taking into account the future taxable income of individual companies and consolidated groups, respectively. The change in deferred tax assets (liabilities) was recognized as expense (income), except for the amount associated with items directly added to the equity account.

For additional temporary differences in subsidiaries, associates, and joint venture investment interests, the Group may control the timing of the disappearance of temporary differences. All deferred tax liabilities are recognised except in cases where temporary differences are unlikely to dissipate in the foreseeable future. Deferred tax assets arising from deductible temporary differences are likely to be extinguished in the foreseeable future. In addition, It is recognised when taxable income is likely to be used for temporary differences.

The carrying value of deferred tax assets is reviewed at the end of each reporting period. The carrying value of deferred tax assets is reduced when it is no longer likely that sufficient taxable income will be generated to use benefits from deferred tax assets.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying value of its assets and liabilities.

Deferred tax assets and liabilities are corporate taxes imposed by the same taxation authority. Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(y) Income tax (continued)

Because of the tax polices taken by the Group, tax uncertainties arise from the complexity of transactions and differences in tax law analysis. Also, it arises from a tax refund suit, tax investigation, or a refund suit against the tax authorities' tax amount. The Group paid the tax amount by the tax authorities in accordance with K-IFRS No. 2123. However, it will be recognized as the corporate tax assets if there is a high possibility of a refund in the future. In addition, the amount expected to be paid as a result of the tax investigation is recognized as the tax liability.

(z) Accounting for trust accounts

The Group accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act No. 114 and thus the trust accounts are not included in the accompanying consolidated financial statements. In this regard, the funds lent to the trust account are counted as trust account loans and loans borrowed from the trust account as other accounting accounts (non-payment of the trust account). In accordance with the Financial Investment Business Regulations, trust remuneration is acquired in connection with the operation, management, and disposal of trust property, and it is counted as the operating profit of trust business.

(aa) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Group by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(ab) New standards and amendments not yet adopted by the Group

The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after January 1, 2021, and have not been early adopted by the Group.

i) K-IFRS No. 1103 'Business combination' amended – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to be recognized in a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also clarify that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

(ii) K-IFRS No. 1016 ‘Property, Plant and Equipment ' amended – Proceeds before the intended use

The amendments require the entity to recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss, and prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Significant accounting policies (continued)

(ab) New standards and amendments not yet adopted by the Group (continued)

(iii) K-IFRS No. 1037, ‘Provisions, Contingent Liabilities and Contingent Assets’ amended - Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

(iv) K-IFRS No. 1001 ‘Presentation of Financial Statements’ amended - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is reviewing the impact of amendments to the consolidated financial statements.

v) K-IFRS No.1117 ‘Insurance Contracts’

K-IFRS No. 1117 ‘Insurance Contracts’ enacted on April 23, 2021 will be applied for annual periods beginning on or after January 1, 2023. The standard will replace K-IFRS No. 1104 ‘Insurance Contracts’ which is the current standard.

The main features of K-IFRS No. 1117 include measurement of the current value of insurance liabilities, recognition of insurance revenue on an accrual basis, and separate presentation of investment income from insurance performance. Under K-IFRS No. 1104, insurance liability was measured using historical information (e.g., interest rates at sale, etc.). In addition, when the entity receives the premium, it recognizes the premium received as an insurance revenue on a cash basis and there is no obligation to present insurance and investment income or expense separately. On the contrary, K-IFRS No. 1117 measures insurance liability at its present value by using updated discount rates which reflect current market-based information (i.e. at the reporting date) such as assumptions and risks. An insurance revenue is recognized on an accrual basis, reflecting the services provided to the policyholder by the insurance company for each accounting periods. Moreover, insurance finance income or expenses and the investment income or expenses will be presented separately.

If the Group applies K-IFRS No. 1117 in preparation of financial statements, significant differences with current financial statements may arise due to the following reasons. These differences do not include all of the future differences and they may be changed depending on further analysis.

① Evaluation of insurance liabilities

Under K-IFRS No. 1117, the Group estimates all cash flows under the insurance contract, then measure insurance liability by using discount rates that reflect assumptions and risks at the reporting date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.  Significant accounting policies (continued)

(ab) New standards and amendments not yet adopted by the Group (continued)

v) K-IFRS No.1117 ‘Insurance Contracts’ (continued)

Specifically, the Group identifies a portfolio of insurance contracts which comprises contracts subject to similar risks and managed together and disaggregate the groups of insurance contracts with similar profitability within the portfolio. Then, the Group measures the groups of insurance contracts at the total of estimates of future cash flows (reflecting cash flows related to insurance contracts and the time value of money), risk adjustment and contractual service margin. Upon the application of K-IFRS No. 1117, contractual service margin account has been newly introduced. The contractual service margin presents the unrealized profit that the Group will recognize as it provides services in the future.

Reinsurance contract is an insurance contract issued by one entity (the reinsurer) to compensate another entity for claims arising from one or more insurance contracts issued by that another entity (underlying insurance contracts). When estimating present value of future cash flows arising from reinsurance contracts, the Group would use assumptions consistent with those it uses for the underlying contracts.

② Recognition and measurement of financial performance

According to K-IFRS No. 1117, insurance revenue is recognized on an accrual basis including services (insurance coverage) provided to the policyholder for each accounting period. Investment components (such as cancellation or maturity refunds) being repaid to the policyholder even if an insured event does not occur, are excluded from insurance revenue. Insurance finance income or expenses and investment income or expenses are presented separately to enable information users to understand the sources of profits or losses.

The Group includes time value of money and financial risk, and the effect of changes in the time value of money and financial risk related to the groups of insurance contracts in the insurance finance income or expenses. This requires the Group to make an accounting policy choice as to whether to disaggregate insurance finance income or expenses for the period between profit or loss and other comprehensive income.

③ Accounting policies related to conversion

According to K-IFRS No. 1117, the Group shall adjust the groups of insurance contracts issued before the transition date, that is measured at cost to be measured at its current value by applying a full retrospective approach, modified retrospective approach or fair value approach (January 1, 2022, the beginning of the annual reporting period immediately preceding the date of initial application).

In principle, the Group shall identify, recognize, and measure (full retrospective approach) each group of insurance contracts as if K-IFRS No. 1117 had been applied even before the transition date. However, if this approach is impracticable, the Group may choose to apply either the modified retrospective approach or fair value approach. On the other hand, for groups of insurance contracts with direct participation features which meet certain criteria, a fair value approach may be applied even if the full retrospective approach is applicable.

The objective of the modified approach is to achieve the closest outcome to retrospective application possible using reasonable and supportable information available without undue cost or effort. The fair value approach is an approach of assessing a group of insurance contracts using fair value assessments, etc. in accordance with K-IFRS No. 1113 ‘Fair Value Measurement’. To apply the fair value approach, the Group shall determine the contractual service margin or loss component of the liability for remaining coverage at the transition date as the difference between the fair value of a group of insurance contracts and the fulfilment cash flows measured at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.  Significant accounting policies (Continued)

(ab) New standards and amendments not yet adopted by the Group (continued)

v) K-IFRS No.1117 ‘Insurance Contracts’ (continued)

④ Preparing for the application

As part of preparations for the launch of an integrated corporation in 2021, the Group has completed setting up actuarial assumptions and models and insurance liability settlement system. Within 2022, the Group is planning to foster and reinforce additional professionals and will continuously promote advancement, including improvements on system stability and verification of the consistency of data output. Also, the Group will overhaul and establish an internal accounting control system that goes along with the dynamic accounting environment in order to prepare and disclose reliable accounting information.

The application of K-IFRS No. 1117 will not only result to a change in accounting standards, but will also affect insurance product development, sales strategies, and long-term management strategies. Therefore, with the aim of re-establishment of the overall business management system, the Group will continue to provide training to the employees and report to the management the status and implementation plan of K-IFRS No. 1117.

⑤ Financial impact assessment

As the implementation of K-IFRS No. 1117 results to changes in the valuation of liabilities, revenue recognition, etc., the Group believes that the impact of this standard on the financial statements will be significant. The Group is determining the impacts on the consolidated financial statements due to the application of the standard. As of December 31, 2021, the Group has an insurance contract liability of ~~W~~ 61,183,934 million, calculated in accordance with K-IFRS No.1004 ‘Insurance contracts’.

vi) Annual Improvements to K-IFRSs 2018-2020 Cycle

For Annual Improvements to K-IFRSs 2018-2020 Cycle, the amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

- K-IFRS No.1101, ‘‘First-time Adoption of K-IFRS’-First-time adopter subsidiaries

- K-IFRS No.1109, ‘Financial Instruments’ -10% test-related fee for financial liabilities removal

- K-IFRS No.1116, ‘Leases’ -Lease incentives

- K-IFRS No.1041, ‘Agriculture’ - Fair value measurement

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4. Financial risk management

(a) Overview

(a) Overview

Shinhan Financial Group Co., Ltd. (collectively the “Group”) manages various risks that may be arisen by each business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk trend.

- The controlling company shall present the Group Risk Management Model Standards and supervise their compliance, and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (collectively the "Group Risk Management Committee") within the controlling company's Board of Directors. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's chief risk management officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be assumed by the Group and its subsidiaries, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits  by risk, department, desk and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4. Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

① Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group.

The resolution of the Committee is as follows:

-	Establish risk management basic policy in line with management strategy
-	Determine the level of risk that can be assumed by the Group and each subsidiary
-	Approve appropriate investment limit or loss allowance limit
-	Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations
-	Matters concerning risk management organization structure and division of duties
-	Matters concerning the operation of the risk management system;
-	Matters concerning the establishment of various limits and approval of limits
-	Make decisions on approval of the FSS's internal rating law for non-retail and retail credit rating systems
-	Matters concerning risk disclosure policy
-	Analysis of crisis situation, related capital management plan and financing plan
-	Matters deemed necessary by the board of directors
-	Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines
-	Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

② Group Risk Management Council

In order to maintain the Group's risk policy and strategy consistently, the Group decides what is necessary to discuss the risks of the Group and to carry out the policies set by the Group Risk Management Committee. The members are chaired by the group's risk management officer and consist of the risk management officers of major subsidiaries.

iii) Group Risk Management System

① Management of the risk capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management, and establish a risk limit management system to controlrisk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4. Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

② Risk Monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the group level. The Group prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dash Board is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes (news) of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

③ Risk Reviewing

When conducting new product∙new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior-consultation with the risk management department of the Group.

④ Risk management

The Group maintains a group wide risk management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4. Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the CRO, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision, and credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up the information of personal information the bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch's RM (Relationship Manager) and loan officers of each business division's headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring systems (CSS) based on objective statistical methods and bank credit policies.

The Bank operates a regular monitoring system for the regular management of individual loans. The loan officers and RM evaluate the adequacy of the result of the loan review by automatically searching for anticipated insolvent companies among business loan partners, and if necessary, the credit rating of the corporate is requested of an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then are managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades, and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by the party, industry, country, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.  Financial risk management (continued)

(b) Credit risk (continued)

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee consists of the Risk Management Officer (CRO) as the chairperson, and is composed of the heads of each business division and supporting division, and the heads of related departments. Apart from the RMC, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount has been established to separate credit policy decisions from credit monitoring.

Shinhan Card’s credit rating system is divided into ASS(Application Scoring System) and BSS(Behaviour Scoring System). Unless a customer fall under “rejections due to policy” (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, an application of AS is approved. There is a separate screening criterion for credit card customers, who has maintained its relationship with Shinhan Financial Group for a long-term and has a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and monitor portfolio risk.

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort, and is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit risk rating is the main variable inputs to determine the duration structure for the risk of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days(personal card)
Loan classification of precautionary or below	Loan classification of precautionary or below	Loan classification of precautionary or below
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk
Loans with identified indicators for significant increases in other credit risk

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower, and does not take into account the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument),

- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group analyzed the data experienced in the past, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected future forecast information through regression estimation. To reflect the COVID-19 economic situation, the Group has reviewed the 3 scenarios of upside, central and downside to reflect the final forward-looking information. For the years ended December 31, 2021 and 2020, macroeconomic variables used by the Group are as follows for each scenario.

<December, 31, 2021>

① Upside scenario

Major variables(*1)	Correlation between credit risks	2021.4Q(*2)	2022
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	4.1	3.0	3.1	3.8	3.7
Private consumption index(YoY %)	(-)	6.3	5.1	2.5	3.7	3.8
Facility investment growth rate(YoY %)	(-)	4.1	0.5	1.2	5.0	5.1
Consumer price index growth rate(%)	(-)	3.6	2.6	2.4	2.0	2.0
Balance on current account(billion dollars)	(-)	202.0	230.0	200.0	220.0	230.0
Government bond 3y yields(%)	-	1.87	1.90	1.90	2.00	2.00

② Central scenario

Major variables(*1)	Correlation between credit risks	2021.4Q(*2)	2022
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	4.1	2.3	2.4	3.0	3.4
Private consumption index(YoY %)	(-)	6.3	4.4	1.8	2.9	3.5
Facility investment growth rate(YoY %)	(-)	4.1	0.2	0.8	4.5	4.9
Consumer price index growth rate(%)	(-)	3.6	2.7	2.5	2.2	2.0
Balance on current account(billion dollars)	(-)	202.0	220.0	180.0	200.0	220.0
Government bond 3y yields(%)	-	1.87	1.80	1.80	1.90	1.90

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information (continued)

③ Downside scenario

Major variables(*1)	Correlation between credit risks	2021.4Q(*2)	2022
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	4.1	1.3	1.3	1.8	3.1
Private consumption index(YoY %)	(-)	6.3	3.4	0.7	1.8	3.1
Facility investment growth rate(YoY %)	(-)	4.1	(0.5)	0.3	4.3	4.5
Consumer price index growth rate(%)	(-)	3.6	3.2	3.0	3.0	2.8
Balance on current account(billion dollars)	(-)	202.0	200.0	170.0	180.0	200.0
Government bond 3y yields(%)	-	1.87	2.00	2.00	2.20	2.40

(*1) Shinhan Bank applied the GDP growth rate and private consumption index as the major variables. In addition, Shinhan Card applied the GDP growth rate, facility investment growth rate, consumer price index growth rate, and balance on current account as the major variables. In addition to the table above, the Group has selected additional forecasts for the KOSPI.

(*2) Considering the default forecast period, the Group reflected the future economic outlook.

(*3) The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.

<December 31, 2020>

① Upside scenario

Major variables(*1)	Correlation between credit risks	2020.4Q(*2)	2021
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	(2.8)	0.0	3.9	3.0	4.3
Private consumption index(YoY %)	(-)	(4.8)	3.0	2.3	3.5	4.1
Facility investment growth rate(YoY %)	(-)	3.5	5.5	6.5	1.5	5.0
Consumer price index growth rate(%)	(-)	0.3	0.6	0.9	0.8	0.9
Balance on current account(billion dollars)	(-)	170.0	130.0	160.0	190.0	180.0
Government bond 3y yields(%)	-	0.90	1.00	1.00	1.10	1.10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information (continued)

② Central scenario

Major variables(*1)	Correlation between credit risks	2020.4Q(*2)	2021
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	(2.8)	(0.7)	3.6	2.5	3.7
Private consumption index(YoY %)	(-)	(4.8)	2.6	2.1	3.0	3.5
Facility investment growth rate(YoY %)	(-)	3.5	5.0	6.0	0.8	4.5
Consumer price index growth rate(%)	(-)	0.3	0.5	0.9	0.7	0.8
Balance on current account(billion dollars)	(-)	170.0	120.0	150.0	180.0	170.0
Government bond 3y yields(%)	-	0.90	1.00	1.00	1.00	1.00

③ Downside scenario

Major variables(*1)	Correlation between credit risks	2020.4Q(*2)	2021
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	(2.8)	(1.5)	2.3	1.7	3.0
Private consumption index(YoY %)	(-)	(4.8)	1.9	1.1	2.6	3.4
Facility investment growth rate(YoY %)	(-)	3.5	3.5	4.5	(1.0)	3.0
Consumer price index growth rate(%)	(-)	0.3	0.4	0.8	0.6	0.7
Balance on current account(billion dollars)	(-)	170.0	110.0	140.0	170.0	160.0
Government bond 3y yields(%)	-	0.90	1.10	1.10	1.10	1.10

(*1) Shinhan Bank applied the private consumption index and facility investment growth rate as the major variables. In addition, Shinhan Card applied the GDP growth rate, consumer price index growth rate, facility investment growth rate, consumer price index growth rate, balance on current account, and government bond 3y yields as the major variables. In addition to the table above, the Group has selected additional forecasts for the KOSPI.

(*2) Considering the default forecast period, the Group reflected the future economic outlook.

(*3) The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information (continued)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on long-term data over the past ten years.

The recent historical default rate is an important reference when estimating the default rate in consideration of the future economic outlook. Economic indicators have worsened in 2021 due to the economic contraction caused by the COVID-19. However, the historical default rate of the Group's has remained stable because of various government support in response to the COVID-19. The Group manages the credit risk through classifying borrowers in moratorium of interest payments and moratorium of repayment that is one of the financial relief programs into Stage2 to reflect the impact of potential insolvency.

The Group has considered multiple economic scenarios in applying forward-looking information to measure the expected credit losses. Assuming a 100% weighting of Upside, Central, and Downside scenarios, the sensitivity to the Group's provision for expected credit loss is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4. Financial risk management (continued)

(b) Credit risk (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying value of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying value, excluding provisions, is presented as the maximum amount that can be exposed by credit risk.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2021 and 2020 is as follows:

		December 31, 2021	December 31, 2020
Due from banks and loans at amortized cost (*1),(*3):
Banks	~~W~~	14,166,508	17,016,263
Retail		186,358,002	170,314,316
Government/Public sector/Central bank		15,251,465	24,778,332
Corporations		172,527,573	152,895,324
Card receivable		25,065,621	22,822,546
		413,369,169	387,826,781

Due from banks and loans at fair value through profit or loss(*3):
Banks		34,262	93,109
Corporations		1,683,344	1,986,804
		1,717,606	2,079,913

Securities at fair value through profit or loss		58,310,838	55,275,031
Securities at fair value through other comprehensive income		63,806,919	57,409,433
Securities at amortized cost(*1)		49,930,076	47,282,623
Derivative assets		3,799,189	5,633,915
Other financial assets(*1),(*2)		23,238,932	20,341,191
Guarantee contracts(*4)		5,399,286	4,481,506
Loan commitments and other credit liabilities		193,853,866	187,067,821
	~~W~~	813,425,881	767,398,214

(*1) The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are recorded as net of allowances.

(*2) Other financial assets mainly comprise of accounts receivable, accrued income, deposits, domestic exchange settlement debit and suspense payments.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

(*4) These amounts represents financial guarantees, and the non-financial guarantees amount to ~~W~~ 11,346,421 million and ~~W~~ 10,799,393 million as of December 31, 2021 and 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) The maximum amount of exposure to credit risk by type of collateral as of December, 31, 2021 and 2020 is as follows:

		December 31, 2021
Classification		12 months Expected credit loss	Life time expected credit loss		Total
			Not impaired	Impaired
Guarantee	~~W~~	61,890,908	8,354,723	214,589	70,460,220
Deposits and Savings		2,166,075	285,965	2,446	2,454,486
Property and equipment		1,560,567	416,545	20,162	1,997,274
Real estate		127,505,563	14,318,098	256,972	142,080,633
Securities		1,906,005	128,293	7	2,034,305
Others		5,035,546	-	5,495	5,041,041
Total	~~W~~	200,064,664	23,503,624	499,671	224,067,959

		December 31, 2020
Classification		12 months Expected credit loss	Life time expected credit loss		Total
			Not impaired	Impaired
Guarantee	~~W~~	36,355,387	5,944,417	185,777	42,485,581
Deposits and Savings		1,258,934	313,723	1,509	1,574,166
Property and equipment		1,301,810	324,098	12,341	1,638,249
Real estate		109,092,694	13,914,172	311,946	123,318,812
Securities		2,181,874	108,718	88,025	2,378,617
Others		4,830,557	-	1,943	4,832,500
Total	~~W~~	155,021,256	20,605,128	601,541	176,227,925

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of December 31, 2021 are as follows:

		December 31, 2021
		12-month expected credit loss		Life time expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	10,793,973	3,278,144	112,254	434	-	14,184,805	(18,297)	14,166,508	133,618
Retail		169,313,467	7,015,361	7,900,192	2,127,173	581,534	186,937,727	(579,725)	186,358,002	126,988,030
Government/Public sector/ Central bank		14,531,532	710,527	17,433	257	-	15,259,749	(8,284)	15,251,465	9,000
Corporations		101,866,101	44,060,819	10,743,965	16,702,928	853,977	174,227,790	(1,700,217)	172,527,573	93,682,859
Card receivable		18,793,517	2,541,833	1,829,837	2,350,634	428,068	25,943,889	(878,268)	25,065,621	8,774
		315,298,590	57,606,684	20,603,681	21,181,426	1,863,579	416,553,960	(3,184,791)	413,369,169	220,822,281
Securities at fair value through other comprehensive income(*)		56,176,008	7,478,125	-	152,786	-	63,806,919	-	63,806,919	-
Securities at amortized cost		48,305,398	1,605,335	-	36,290	-	49,947,023	(16,947)	49,930,076	-
	~~W~~	419,779,996	66,690,144	20,603,681	21,370,502	1,863,579	530,307,902	(3,201,738)	527,106,164	220,822,281

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 37,486 million as of December 31, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iv)Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of December 31, 2020 are as follows:

		December 31, 2020
		12-month expected credit loss		Life time expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	14,935,722	1,996,948	87,084	10,027	-	17,029,781	(13,518)	17,016,263	29,994
Retail		152,159,976	8,385,069	6,062,587	3,686,863	574,354	170,868,849	(554,533)	170,314,316	91,711,254
Government/Public sector/ Central bank		23,849,701	834,912	96,183	1,748	-	24,782,544	(4,212)	24,778,332	9,000
Corporations		93,740,349	34,637,533	11,391,410	13,758,332	982,037	154,509,661	(1,614,337)	152,895,324	83,580,715
Card receivable		16,995,332	2,304,536	1,754,723	2,197,877	454,451	23,706,919	(884,373)	22,822,546	6,845
		301,681,080	48,158,998	19,391,987	19,654,847	2,010,842	390,897,754	(3,070,973)	387,826,781	175,337,808
Securities at fair value through other comprehensive income(*)		48,506,057	8,636,241	-	267,135	-	57,409,433	-	57,409,433	-
Securities at amortized cost		45,888,769	1,404,340	-	-	-	47,293,109	(10,486)	47,282,623	-
	~~W~~	396,075,906	58,199,579	19,391,987	19,921,982	2,010,842	495,600,296	(3,081,459)	492,518,837	175,337,808

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 23,171 million as of December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

v) Credit risk exposures per credit grade of off-balance items

Credit risk exposures per credit grade of off-balance items as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Grade 1	Grade 2	Impaired	Total
Guarantee contracts(*):
12-month expected credit loss	~~W~~	3,469,002	1,382,415	-	4,851,417
Life time expected credit loss		342,224	205,179	-	547,403
Impaired		-	-	466	466
		3,811,226	1,587,594	466	5,399,286
Loan commitment and other credit line
12-month expected credit loss		160,307,100	23,370,613	-	183,677,713
Life time expected credit loss		7,406,324	2,759,057	-	10,165,381
Impaired		-	-	10,772	10,772
		167,713,424	26,129,670	10,772	193,853,866
	~~W~~	171,524,650	27,717,264	11,238	199,253,152

		December 31, 2020
		Grade 1	Grade 2	Impaired	Total
Guarantee contracts(*):
12-month expected credit loss	~~W~~	2,884,641	1,110,945	-	3,995,586
Life time expected credit loss		308,785	176,977	-	485,762
Impaired		-	-	158	158
		3,193,426	1,287,922	158	4,481,506
Loan commitment and other credit line
12-month expected credit loss		156,787,448	20,715,236	-	177,502,684
Life time expected credit loss		6,738,016	2,822,003	-	9,560,019
Impaired		-	-	5,118	5,118
		163,525,464	23,537,239	5,118	187,067,821
	~~W~~	166,718,890	24,825,161	5,276	191,549,327

(*) These amounts represents financial guarantees, and the non-financial guarantees amount to ~~W~~ 11,346,421 million and ~~W~~ 10,799,393 million as of December 31, 2021 and 2020, respectively.

vi) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public agency/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (Including credit card bond)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (Individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vii) Credit risk exposures per credit quality of derivative assets

Credit quality of derivative assets as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Grade 1	~~W~~	3,201,912	4,994,809
Grade 2		597,277	639,106
	~~W~~	3,799,189	5,633,915

(*) Credit quality of derivative assets is classified based on the internal credit ratings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

viii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
Classification(*1)		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	4,310,888	1,525,158	235,591	450,689	530,688	1,676,080	2,677,445	2,759,969	14,166,508
Retail		175,777,754	392,882	7,683	4,338,281	3,111	2,412,670	1,944,105	1,481,516	186,358,002
Government/Public sector/Central bank		11,807,591	796,405	-	1,279,012	217,773	248,301	462,308	440,075	15,251,465
Corporations		151,625,249	3,684,068	254,051	4,375,807	94,186	3,012,133	2,947,746	6,534,333	172,527,573
Card receivable		24,832,367	10,435	462	2,033	233	170,929	32,281	16,881	25,065,621
		368,353,849	6,408,948	497,787	10,445,822	845,991	7,520,113	8,063,885	11,232,774	413,369,169

Deposits and loans at FVTPL
Banks		-	34,262	-	-	-	-	-	-	34,262
Corporations		1,113,229	282,513	-	19,274	-	-	-	268,328	1,683,344
		1,113,229	316,775	-	19,274	-	-	-	268,328	1,717,606

Securities measured at FVTPL		53,942,627	2,359,478	255,023	91,766	19,048	27,613	76,107	1,539,176	58,310,838
Securities at FVOCI		59,353,250	1,871,526	164,340	250,768	52,199	120,884	679,527	1,314,425	63,806,919
Securities at amortized cost		46,896,258	777,546	-	244,149	-	902,377	80,041	1,029,705	49,930,076
		529,659,213	11,734,273	917,150	11,051,779	917,238	8,570,987	8,899,560	15,384,408	587,134,608
Off-balance accounts
Guarantees(*2)		4,991,349	45,650	2,099	821	4,384	95,565	246,080	13,338	5,399,286
Loan commitments and other liabilities related to credit		182,701,367	686,381	260,036	771,183	87,080	2,772,750	2,157,388	4,417,681	193,853,866
	~~W~~	187,692,716	732,031	262,135	772,004	91,464	2,868,315	2,403,468	4,431,019	199,253,152

(*1) The following accounts are the net carrying value less provision for doubtful accounts.

(*2) These amounts represents financial guarantees, and the non-financial guarantees amount to ~~W~~ 11,346,421 million as of December 31, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

viii) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
Classification(*1)		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	6,990,520	823,698	156,002	784,538	316,293	1,166,397	2,889,115	3,889,700	17,016,263
Retail		161,434,788	392,499	6,724	4,124,680	2,386	1,780,361	1,329,067	1,243,811	170,314,316
Government/Public sector/Central bank		20,998,640	952,215	-	1,418,805	121,663	209,395	441,863	635,751	24,778,332
Corporations		133,827,181	3,278,234	435,135	3,796,824	103,647	2,319,327	3,039,177	6,095,799	152,895,324
Card receivable		22,614,285	8,867	351	1,983	194	152,141	27,926	16,799	22,822,546
		345,865,414	5,455,513	598,212	10,126,830	544,183	5,627,621	7,727,148	11,881,860	387,826,781

Deposits and loans at FVTPL
Banks		61,476	31,633	-	-	-	-	-	-	93,109
Corporations		1,057,690	466,812	-	19,807	-	744	-	441,751	1,986,804
		1,119,166	498,445	-	19,807	-	744	-	441,751	2,079,913

Securities measured at FVTPL		51,574,884	2,129,355	198,567	46,086	4,486	24,539	168,863	1,128,251	55,275,031
Securities at FVOCI		53,386,556	1,464,611	112,001	221,917	36,412	172,904	886,080	1,128,952	57,409,433
Securities at amortized cost		44,537,890	723,287	-	243,592	-	710,106	45,121	1,022,627	47,282,623
		496,483,910	10,271,211	908,780	10,658,232	585,081	6,535,914	8,827,212	15,603,441	549,873,781
Off-balance accounts
Guarantees(*2)		3,818,973	65,164	6,198	1,344	6,041	95,793	363,042	124,951	4,481,506
Loan commitments and other liabilities related to credit		178,311,828	528,596	275,629	645,794	64,050	1,042,458	2,443,779	3,755,687	187,067,821
	~~W~~	182,130,801	593,760	281,827	647,138	70,091	1,138,251	2,806,821	3,880,638	191,549,327

(*1) The following accounts are the net carrying value less provision for doubtful accounts.

(*2) These amounts represents financial guarantees, and the non-financial guarantees amount to ~~W~~ 10,799,393 million as of December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

ix) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of and December 31, 2021 and 2020 is as follows:

		December 31, 2021
Classification(*1)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	13,447,829	-	-	-	-	-	718,679	-	14,166,508
Retail		-	-	-	-	-	-	-	186,358,002	186,358,002
Government/Public sector/Central bank		15,216,403	-	-	1,797	-	-	33,265	-	15,251,465
Corporations		13,384,083	53,134,572	21,167,564	41,106,836	3,727,338	6,544,166	33,463,014	-	172,527,573
Card receivable		51,123	252,973	228,900	46,896	45,568	29,713	1,899,301	22,511,147	25,065,621
		42,099,438	53,387,545	21,396,464	41,155,529	3,772,906	6,573,879	36,114,259	208,869,149	413,369,169
Due from banks and loans at FVTPL
Banks		34,262	-	-	-	-	-	-	-	34,262
Corporations		986,736	492,598	15,107	78,753	22,537	2,637	84,976	-	1,683,344
		1,020,998	492,598	15,107	78,753	22,537	2,637	84,976	-	1,717,606
Securities at fair value through profit or loss		33,769,892	3,248,846	1,169,038	773,687	299,972	152,341	18,897,062	-	58,310,838
Securities at fair value through other comprehensive income		27,034,695	3,529,756	523,631	775,967	1,144,998	30,928	30,766,944	-	63,806,919
Securities at amortized cost		10,309,318	-	-	1,074,393	1,249,070	-	37,297,295	-	49,930,076
		114,234,341	60,658,745	23,104,240	43,858,329	6,489,483	6,759,785	123,160,536	208,869,149	587,134,608
Off-balance accounts
Guarantees(*2)		775,357	948,440	396,571	126,393	36,001	56,105	3,059,953	466	5,399,286
Loan commitments and other liabilities related to credit		15,445,541	25,389,003	8,908,201	3,676,457	2,213,871	499,633	20,404,848	117,316,312	193,853,866
	~~W~~	16,220,898	26,337,443	9,304,772	3,802,850	2,249,872	555,738	23,464,801	117,316,778	199,253,152
(*1) The composition details by industry are net book value less allowances.

(*2) These amounts represents financial guarantees, and the non-financial guarantees amount to ~~W~~ 11,346,421 million as of December 31, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

ix) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of and December 31, 2021 and 2020 is as follows:

		December 31, 2020
Classification(*1)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	16,656,030	-	-	-	-	-	360,233	-	17,016,263
Retail		-	-	-	-	-	-	-	170,314,316	170,314,316
Government/Public sector/Central bank		24,671,308	-	-	1,796	-	-	105,228	-	24,778,332
Corporations		10,403,261	48,430,680	18,679,397	35,920,334	3,521,216	6,479,253	29,461,183	-	152,895,324
Card receivable		44,980	169,900	252,537	36,372	38,456	23,150	1,685,293	20,571,858	22,822,546
		51,775,579	48,600,580	18,931,934	35,958,502	3,559,672	6,502,403	31,611,937	190,886,174	387,826,781
Due from banks and loans at FVTPL
Banks		63,112	-	-	29,997	-	-	-	-	93,109
Corporations		1,114,789	641,554	19,210	51,008	3,000	-	157,243	-	1,986,804
		1,177,901	641,554	19,210	81,005	3,000	-	157,243	-	2,079,913
Securities at fair value through profit or loss		34,294,362	2,978,991	1,223,958	574,547	248,399	46,177	15,908,597	-	55,275,031
Securities at fair value through other comprehensive income		26,528,743	3,448,765	577,781	830,988	974,333	22,643	25,026,180	-	57,409,433
Securities at amortized cost		10,361,913	21,750	-	1,053,779	963,348	-	34,881,833	-	47,282,623
		124,138,498	55,691,640	20,752,883	38,498,821	5,748,752	6,571,223	107,585,790	190,886,174	549,873,781
Off-balance accounts
Guarantees(*2)		919,485	1,173,940	539,195	149,213	86,624	49,544	1,563,217	288	4,481,506
Loan commitments and other liabilities related to credit		13,474,195	25,825,767	9,652,509	3,619,939	2,159,128	513,565	19,277,732	112,544,986	187,067,821
	~~W~~	14,393,680	26,999,707	10,191,704	3,769,152	2,245,752	563,109	20,840,949	112,545,274	191,549,327

(*1) The composition details by industry are net book value less allowances.

(*2) These amounts represents financial guarantees, and the non-financial guarantees amount to ~~W~~ 10,799,393 million as of December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of Market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market Risk Management Method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to securities, foreign exchange positions, and derivative financial instruments held for the purpose of obtaining short-term trading gains. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System (TRMS), and Shinhan Bank and Shinhan Financial Investment use their own internal model market risk calculation system.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the market risk of linear products, such as stocks and bonds, as well as non-linear products, such as options by applying historical simulation method of 99% confidence level-based VaR. Trading position data is automatically interfaced into management system, and the system conducts VaR measurement and manages the limit. In addition, the Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limit, and stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-2) Managements (continued)

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2021 and 2020 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, is as follows:

		December 31, 2021
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	587,482	625,298	557,622	576,515
Stock price risk		209,101	231,137	179,415	219,900
Foreign exchange risk		274,140	301,271	245,232	299,909
Commodity risk		8,544	9,571	8,043	8,043
Option volatility risk		16,404	30,244	1,269	19,032
	~~W~~	1,095,671	1,197,521	991,581	1,123,399

		December 31, 2020
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	525,465	592,668	495,292	592,668
Stock price risk		222,277	240,535	202,036	222,544
Foreign exchange risk		120,088	124,915	113,497	113,497
Commodity risk		13,818	22,982	9,539	9,539
Option volatility risk		8,910	23,224	3,234	3,234
	~~W~~	890,558	1,004,324	823,598	941,482

i-3) Shinhan Bank

The analyses of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	28,749	55,773	17,537	28,030
Stock price risk		11,583	21,340	3,850	19,618
Foreign exchange risk (*)		159,165	185,514	136,936	161,978
Option volatility risk		162	368	29	60
Commodity risk		11	151	-	8
Portfolio diversification effect		(25,023)	(52,611)	(13,207)	(17,470)
	~~W~~	174,647	210,535	145,145	192,224

		December 31, 2020
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	41,165	56,950	28,322	42,867
Stock price risk		27,077	66,254	7,545	7,893
Foreign exchange risk (*)		65,309	83,335	27,668	69,024
Option volatility risk		305	1,073	114	138
Commodity risk		13	170	-	1
Portfolio diversification effect		(27,839)	(53,295)	(14,163)	(25,310)
	~~W~~	106,030	154,487	49,486	94,613

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

(*) Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-4) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31 2021, and 2020, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

		December 31, 2021
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	1,996	2,350	1,700	1,700

		December 31, 2020
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	2,034	2,400	1,900	2,400

(*) Foreign subsidiaries are excluded from the calculation.

i-5) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	21,079	35,503	7,724	27,207
Stock price risk		31,668	62,315	15,856	33,295
Foreign exchange risk		24,354	43,826	2,548	28,594
Option volatility risk		49,345	96,355	31,155	79,589
Portfolio diversification effect		(47,759)	(104,149)	(7,380)	(58,241)
	~~W~~	78,687	133,850	49,903	110,444

		December 31, 2020
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	20,512	30,903	12,076	23,551
Stock price risk		26,136	51,509	2,412	36,573
Foreign exchange risk		12,477	46,970	632	15,557
Option volatility risk		43,324	162,008	2,894	57,924
Portfolio diversification effect		(27,223)	(103,405)	634	(38,397)
	~~W~~	75,226	187,985	18,648	95,208

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-6) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	4,161	9,262	457	1,259
Stock price risk		8,938	15,009	1,909	6,303
Foreign exchange risk		7,680	13,746	481	11,404
Option volatility risk		1,252	2,828	26	47
	~~W~~	22,031	40,845	2,873	19,013

<Shinhan Life Insurance>

		December 31, 2020
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	2,967	6,934	354	619
Stock price risk		10,953	16,592	4,481	13,742
Foreign exchange risk		10,485	21,588	4,665	13,669
Option volatility risk		433	1,096	40	1,089
	~~W~~	24,838	46,210	9,540	29,119

<Orange Life Insurance>

		December 31, 2020
		Average	Maximum	Minimum	December 31
Foreign exchange risk	~~W~~	17,064	19,597	10,172	17,964
Option volatility risk		73	84	7	73
	~~W~~	17,137	19,681	10,179	18,037

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages changes in net interest income or net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

Shinhan Financial Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net interest income calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk In The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the Basel III based IRRBB, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behaviour models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment, and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions (continued):

The details of interest rate VaR and EaR for major subsidiaries for as of December 31, 2021 and 2020 are as follows:

ii-3) Shinhan Bank

		December 31, 2021	December 31, 2020
△EVE (*1)	~~W~~	774,352	468,327
△NII (*2)		96,145	115,221

ii-4) Shinhan Card

		December 31, 2021	December 31, 2020
△EVE (*1)	~~W~~	831,361	463,647
△NII (*2)		672,303	594,210

ii-5) Shinhan Investment

		December 31, 2021	December 31, 2020
△EVE (*1)	~~W~~	186,587	209,929
△NII (*2)		187,548	89,925

ii-6) Shinhan Life Insurance

		December 31, 2021	December 31, 2020
		Shinhan Life Insurance	Shinhan Life Insurance	Orange Life Insurance
△EVE (*1)	~~W~~	2,751,977	4,140,109	2,007,029
△NII (*2)		84,812	46,073	38,733

(*1) △EVE is the change in economic value of equity capital that can arise from changes in interest rates that affect the present value of assets, liabilities and off-balance sheet items by using the Basel III standard based IRRBB method.

(*2) △NII is the change in net interest income that can occur over the next year due to changes in interest rates by using the Basel III standard based IRRBB method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the S&T Center. Dealers in the S&T Center manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

Foreign currency denominated assets and liabilities as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		USD	JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	4,958,621	1,878,286	479,644	700,378	3,630,253	11,647,182
Due from banks at FVTPL		34,262	-	-	-	-	34,262
Loans at FVTPL		534,098	-	-	-	-	534,098
Loan at amortized cost		24,443,325	9,901,710	975,680	5,090,928	10,093,297	50,504,940
Securities at FVTPL		5,417,837	15,557	577,157	233	553,519	6,564,303
Derivative assets		863,223	526	10,440	1,429	33,576	909,194
Securities at FVOCI		4,264,191	162,023	240,705	397,010	998,246	6,062,175
Securities at amortized cost		1,306,357	241,232	69,282	80,133	1,812,470	3,509,474
Other financial assets		4,347,761	242,919	324,886	173,906	927,110	6,016,582
	~~W~~	46,169,675	12,442,253	2,677,794	6,444,017	18,048,471	85,782,210

Liabilities:
Deposits	~~W~~	20,060,092	10,642,720	1,376,168	4,820,793	9,766,248	46,666,021
Financial liabilities at FVTPL		7,114	-	-	-	581,458	588,572
Derivative liabilities		496,616	418	12,042	1,712	13,642	524,430
Borrowings		7,518,545	940,877	181,027	463,098	931,802	10,035,349
Debt securities issued		8,887,807	137,022	892,220	-	982,736	10,899,785
Financial liabilities designated at FVTPL		1,553,683	-	-	-	-	1,553,683
Other financial liabilities		3,806,778	116,544	195,387	551,976	1,112,455	5,783,140
	~~W~~	42,330,635	11,837,581	2,656,844	5,837,579	13,388,341	76,050,980

Net domestic and foreign currency exposure	~~W~~	3,839,040	604,672	20,950	606,438	4,660,130	9,731,230
Off-balance derivative exposure		(419,387)	(62,614)	325,000	(95,526)	(2,113,543)	(2,366,070)
Net foreign currency exposure	~~W~~	3,419,653	542,058	345,950	510,912	2,546,587	7,365,160

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk (continued)

Foreign currency denominated assets and liabilities as of December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		USD	JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	4,729,453	1,988,215	402,137	798,053	3,053,388	10,971,246
Due from banks at FVTPL		31,633	-	-	-	-	31,633
Loans at FVTPL		745,277	19,807	91,503	-	-	856,587
Loan at amortized cost		21,435,678	9,076,702	1,296,284	4,130,855	8,987,453	44,926,972
Securities at FVTPL		4,426,257	2,574	455,769	-	316,468	5,201,068
Derivative assets		913,778	21,531	50,842	1,100	114,055	1,101,306
Securities at FVOCI		3,868,880	149,718	222,547	460,681	1,000,855	5,702,681
Securities at amortized cost		1,273,204	240,619	69,132	45,151	1,588,358	3,216,464
Other financial assets		2,180,140	284,695	177,538	336,325	559,805	3,538,503
	~~W~~	39,604,300	11,783,861	2,765,752	5,772,165	15,620,382	75,546,460

Liabilities:
Deposits	~~W~~	17,542,371	10,136,700	991,501	4,650,406	8,438,144	41,759,122
Financial liabilities at FVTPL		-	-	-	-	544,916	544,916
Derivative liabilities		558,064	10,819	33,940	858	105,134	708,815
Borrowings		8,431,144	810,819	306,829	163,454	692,305	10,404,551
Debt securities issued		8,417,214	87,504	933,570	-	1,652,835	11,091,123
Financial liabilities designated at FVTPL		1,068,245	-	-	-	-	1,068,245
Other financial liabilities		3,479,117	123,510	250,428	564,623	843,635	5,261,313
	~~W~~	39,496,155	11,169,352	2,516,268	5,379,341	12,276,969	70,838,085

Net domestic and foreign currency exposure	~~W~~	108,145	614,509	249,484	392,824	3,343,413	4,708,375
Off-balance derivative exposure		438,469	(166,923)	187,408	44,764	(896,933)	(393,215)
Net foreign currency exposure	~~W~~	546,614	447,586	436,892	437,588	2,446,480	4,315,160

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is checking the liquidity side for abnormalities in preparation for the usual crisis.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

- Consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of caution, anxiety and risk for the real-life liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings which are major indicators related to liquidity risk. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial instruments and derivative financial instruments by remaining period are as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	24,864,116	796,046	329,809	1,151,073	108,491	1,299,438	28,548,973
Due from banks at fair value through profit or loss		34,263	-	-	-	-	-	34,263
Loans at fair value through profit or loss		170,540	628,905	117,975	49,932	563,246	167,284	1,697,882
Loans at amortized cost		32,258,357	45,442,330	57,821,874	89,630,955	129,534,255	75,571,202	430,258,973
Securities at fair value through profit or loss		51,899,638	106,637	385,952	608,957	2,024,069	5,776,840	60,802,093
Securities at fair value through other comprehensive income		60,818,846	1,204,770	91,704	634,600	1,249,183	897,270	64,896,373
Securities at amortized cost		515,883	2,542,470	1,992,334	4,273,021	18,358,433	36,658,577	64,340,718
Other financial assets		21,052,012	50,602	25,096	372,536	253,373	1,800,309	23,553,928
	~~W~~	191,613,655	50,771,760	60,764,744	96,721,074	152,091,050	122,170,920	674,133,203

Liabilities:
Deposits(*2)	~~W~~	212,378,477	36,147,003	40,879,482	59,303,450	17,046,796	2,589,696	368,344,904
Financial liabilities at fair value through profit or loss		1,371,503	-	-	-	-	-	1,371,503
Borrowings		13,159,909	3,928,317	3,643,545	5,171,542	14,168,441	3,649,507	43,721,261
Debt securities issued		4,833,061	7,033,973	7,257,291	17,537,101	41,799,782	5,334,848	83,796,056
Financial liabilities designated at fair value through profit or loss		332,597	294,931	586,682	1,298,402	4,165,201	1,346,057	8,023,870
Other financial liabilities		26,754,163	175,952	136,110	568,997	579,871	159,352	28,374,445
	~~W~~	258,829,710	47,580,176	52,503,110	83,879,492	77,760,091	13,079,460	533,632,039
Off balance(*3):
Guarantee contracts(*4)	~~W~~	5,399,286	-	-	-	-	-	5,399,286
Other liabilities related to loan commitments		193,853,866	-	-	-	-	-	193,853,866
	~~W~~	199,253,152	-	-	-	-	-	199,253,152

Derivatives	~~W~~	380,609	23,508	11,867	23,099	(363,034)	47,464	123,513

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial instruments and derivative financial instruments by remaining period are as of December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	30,486,441	845,977	501,733	860,975	4,467	516,661	33,216,254
Due from banks at fair value through profit or loss		63,113	-	-	-	-	-	63,113
Loans at fair value through profit or loss		31,100	689,261	46,369	117,820	310,954	880,595	2,076,099
Loans at amortized cost		30,170,280	38,040,760	52,331,623	82,840,301	119,243,663	69,258,709	391,885,336
Securities at fair value through profit or loss		44,779,587	1,413,545	571,552	1,160,406	3,384,948	4,729,943	56,039,981
Securities at fair value through other comprehensive income		55,002,284	10,740	207	414	79,640	3,321,488	58,414,773
Securities at amortized cost		385,809	2,070,392	1,202,211	3,649,376	19,054,766	34,889,104	61,251,658
Other financial assets		15,451,455	102,714	138,116	287,473	231,608	1,571,561	17,782,927
	~~W~~	176,370,069	43,173,389	54,791,811	88,916,765	142,310,046	115,168,061	620,730,141

Liabilities:
Deposits(*2)	~~W~~	187,299,944	28,357,521	36,578,825	59,863,780	14,894,480	2,355,459	329,350,009
Financial liabilities at fair value through profit or loss		1,409,608	794	7,042	2,785	18,870	-	1,439,099
Borrowings		14,670,192	3,783,621	2,920,338	5,463,070	10,692,374	4,392,815	41,922,410
Debt securities issued		5,872,508	6,261,775	5,039,503	11,457,246	43,712,609	6,454,265	78,797,906
Financial liabilities designated at fair value through profit or loss		596,675	221,857	336,784	1,277,802	5,043,549	979,057	8,455,724
Other financial liabilities		29,128,836	97,138	151,655	542,221	643,043	75,813	30,638,706
	~~W~~	238,977,763	38,722,706	45,034,147	78,606,904	75,004,925	14,257,409	490,603,854
Off balance(*3):
Guarantee contracts(*4)	~~W~~	4,481,506	-	-	-	-	-	4,481,506
Other liabilities related to loan commitments		187,536,416	-	-	19,900	-	-	187,556,316
	~~W~~	192,017,922	-	-	19,900	-	-	192,037,822

Derivatives	~~W~~	419,951	29,829	75,483	149,274	103,770	101,072	879,379

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

(*1) These amounts include cash flows of principal and interest on financial assets and financial liabilities.

(*2) Demand deposits amounting to ~~W~~172,107,724 million and ~~W~~148,725,197 million as of December 31, 2021 and 2020 are included in the ‘Less than 1 month’ category, respectively.

(*3) Though guarantees, loan agreements, and other credit offerings corresponding to financial guarantees such as bond issuance and loan collateral provided by the Group exist, if the counterparty requests a payment, the Group should fulfill the obligation immediately.

(*4) The amount is a financial guarantee, and the non-financial guarantee is ~~W~~ 11,346,421 million and ~~W~~ 10,799,393 million as of December 31, 2021 and 2020.

(e) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period. The fair value of financial instruments is determined using valuation techniques; a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Level 1	Level 2	Level 3(*3)	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	-	34,262	34,262
Loans at FVTPL(*1)		-	790,510	892,834	1,683,344
Securities at FVTPL:
Debt securities and other securities(*2)		7,250,389	40,396,692	10,580,066	58,227,147
Equity securities		942,433	107,416	1,325,466	2,375,315
Gold/silver deposits		83,691	-	-	83,691
		8,276,513	40,504,108	11,905,532	60,686,153
Derivative assets:
Trading		11,542	3,033,965	528,619	3,574,126
Hedging		-	225,063	-	225,063
		11,542	3,259,028	528,619	3,799,189
Securities measured at FVOCI:
Debt securities		24,951,761	38,855,158	-	63,806,919
Equity securities		257,947	48,225	725,232	1,031,404
		25,209,708	38,903,383	725,232	64,838,323
	~~W~~	33,497,763	83,457,029	14,086,479	131,041,271
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	787,767	-	-	787,767
Gold/silver deposits		581,458	-	-	581,458
		1,369,225	-	-	1,369,225
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities(*2)		-	401,345	7,622,525	8,023,870
Derivative liabilities:
Trading		191,061	2,862,761	153,933	3,207,755
Hedging		-	196,060	182,749	378,809
		191,061	3,058,821	336,682	3,586,564
	~~W~~	1,560,286	3,460,166	7,959,207	12,979,659

(*1) Of the Financial assets at FVTPL invested by the Group, P-note’s valuation of amount related to Lime Asset Management is ~~W~~ 157.9 billion. As of December 31, 2021, in this regard, international disputes are under way, the Group has estimated its fair value based on financial information within the recent audit report of underlying assets since it doesn’t have fair market value observable through active trading markets. Accounting estimates and assumptions used in preparing consolidated financial statements may lead to adjustment in response to changes in uncertainty, such as information and market conditions available in the future. In addition, the ultimate impact on the business, financial condition, performance, and liquidity of the Group is unpredictable.

(*2) Financial instruments (Beneficiary certificates: ~~W~~ 300.2 billion and derivatives-combined securities: ~~W~~ 300.2 billion) related to GEN2 Partners asset management were delayed in repurchase for the year ended December 31, 2021. The Group estimated fair value using the net asset value based on the most recent data available for the repurchase suspension fund. Since then, it has an uncertainty in measuring fair value due to market conditions.

(*3) The valuation amount for the over-the-counter derivatives classified as Level 3 by Shinhan Investment Corp. are ~~W~~72,980 million in financial assets at FVTPL, ~~W~~7,622,526 million in financial liabilities designated at fair value through profit or loss, ~~W~~527,726 million in derivative assets, and ~~W~~153,084 million in derivative liabilities. The above level 3 over-the-counter derivatives measure fair value using the internal valuation model of Shinhan Investment Corp.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Level 1	Level 2	Level 3(*3)	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	-	63,112	63,112
Loans at FVTPL(*1)		-	708,111	1,308,690	2,016,801
Securities at FVTPL:
Debt securities and other securities(*2)		7,029,453	39,335,739	8,721,500	55,086,692
Equity securities		693,816	210,230	832,413	1,736,459
Gold/silver deposits		188,339	-	-	188,339
		7,911,608	39,545,969	9,553,913	57,011,490
Derivative assets:
Trading		125,339	4,623,218	408,855	5,157,412
Hedging		-	475,708	795	476,503
		125,339	5,098,926	409,650	5,633,915
Securities measured at FVOCI:
Debt securities		17,515,390	39,861,238	32,805	57,409,433
Equity securities		172,403	49,673	684,603	906,679
		17,687,793	39,910,911	717,408	58,316,112
	~~W~~	25,724,740	85,263,917	12,052,773	123,041,430
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	897,129	-	-	897,129
Gold/silver deposits		539,565	-	-	539,565
		1,436,694	-	-	1,436,694
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities(*2)		-	314,220	8,141,504	8,455,724
Derivative liabilities:
Trading		161,628	4,431,080	87,356	4,680,064
Hedging		-	233,684	102,819	336,503
		161,628	4,664,764	190,175	5,016,567
	~~W~~	1,598,322	4,978,984	8,331,679	14,908,985

(*1) Of the Financial assets at FVTPL invested by the Group, P-note’s valuation of amount related to Lime Asset Management is ~~W~~ 161.2 billion. As of December 31, 2020, in this regard, international disputes are under way, the Group has estimated its fair value based on financial information within the recent audit report of underlying assets since it doesn’t have fair market value observable through active trading markets. Accounting estimates and assumptions used in preparing consolidated financial statements may lead to adjustment in response to changes in uncertainty, such as information and market conditions available in the future. In addition, the ultimate impact on the business, financial condition, performance, and liquidity of the Group is unpredictable.

(*2) Financial instruments (Beneficiary certificates: ~~W~~ 211.7 billion and derivatives-combined securities: ~~W~~ 211.7 billion) related to GEN2 Partners asset management were delayed in repurchase for the year ended December 31, 2020. The Group estimated fair value using the net asset value based on the most recent data available for the repurchase suspension fund. Since then, it has an uncertainty in measuring fair value due to market conditions.

(*3) The valuation amount for the over-the-counter derivatives classified as Level 3 by Shinhan Investment Corp. are ~~W~~204,608 million in financial assets at FVTPL, ~~W~~8,141,504 million in financial liabilities designated at fair value through profit or loss, ~~W~~405,313 million in derivative assets, and ~~W~~83,269 million in derivative liabilities. The above level 3 over-the-counter derivatives measure fair value using the internal valuation model of Shinhan Investment Corp.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-2) Classification of financial instruments as fair value level 3

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group's assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	10,925,715	717,408	(8,141,504)	321,499	(102,024)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		271,065	448	(273,536)	348,046	(80,725)
Recognized in other comprehensive income (loss) for the year		38,566	24,672	(1,526)	-	-
		309,631	25,120	(275,062)	348,046	(80,725)
Purchase		4,792,810	21,440	-	4,394	-
Issue		-	-	(8,488,977)	-	-
Settlement		(3,498,968)	(38,736)	9,283,018	(299,633)	-
Reclassification(*3)		(9,641)	-	-	-	-
Transfer to level3(*2)		507,984	-	-	446	-
Transfer from level3(*2)		(194,903)	-	-	(66)	-
Ending balance	~~W~~	12,832,628	725,232	(7,622,525)	374,686	(182,749)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value(continued)

i-2) Classification of financial instruments as fair value level 3(continued)

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group's assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2021 and 2020 are as follows: (continued):

		December 31, 2020
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	11,762,259	660,118	(8,511,489)	342,830	(186,974)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		(59,931)	(2,094)	(196,743)	51,436	84,950
Recognized in other comprehensive income (loss) for the year		69,819	(2,521)	(9,689)	-	-
		9,888	(4,615)	(206,432)	51,436	84,950
Purchase		4,461,802	61,919	-	1,171	-
Issue		-	-	(9,043,503)	-	-
Settlement		(5,231,666)	(14)	9,928,472	(74,584)	-
Reclassification(*3)		(377,641)	-	-	-	-
Transfer to level3(*2)		358,123	-	(308,552)	625	-
Transfer from level3(*2)		(57,513)	-	-	21	-
Business combination (Note 47)		463	-	-	-	-
Ending balance	~~W~~	10,925,715	717,408	(8,141,504)	321,499	(102,024)

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the years ended December 31, 2021 and 2020 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		December 31, 2021
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at fair value through profit or loss	~~W~~	619,111	322,974
Net gain (loss) on financial liabilities designated at fair value through profit or loss		(273,536)	186,003
Net gain on securities at fair value through other comprehensive income		448	-
Net other operating expense		(80,725)	(83,669)
	~~W~~	265,298	425,308

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value(continued)

i-2) Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net loss on financial assets at fair value through profit or loss	~~W~~	(8,495)	(179,989)
Net gain (loss) on financial liabilities designated at fair value through profit or loss		(196,743)	189,885
Net loss on securities at fair value through other comprehensive income		(2,094)	(2,094)
Net other operating income		84,950	19,065
	~~W~~	(122,382)	26,867

(*2) The investment securities transferred to Level 3 as the availability of observable market data changed due to reasons such as suspension of trading, and the derivative instruments transferred to Level 3 as the availability of observable market data changed due to reasons such as changes in the valuation.

(*3) It has been replaced by investment assets in associates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2021 and 2020 are as follows:

	December 31, 2021
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF	~~W~~	41,187,202	Discount rate, interest rate, stock price, and etc.
Equity securities	NAV		107,416	Price of underlying assets such as stocks, bonds, etc.
			41,294,618
Derivative assets
Trading	Option model, Implied forward interest rate, DCF		3,033,965	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			225,063
			3,259,028
Securities at fair value through other comprehensive income
Debt securities	DCF		38,855,158	Interest rate, discount rate and price of underlying assets such as stock, bonds, etc.
Equity securities	NAV		48,225
			38,903,383
		~~W~~	83,457,029
Liabilities
Financial liabilities designated at fair value through profit or loss
Compound financial instruments	Black-Scholes model	~~W~~	401,345	Discount rate
Derivative liabilities
Trading	Option model, DCF		2,862,761	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			196,060
			3,058,821
		~~W~~	3,460,166

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2021 and 2020 are as follows (continued):

	December 31, 2020
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF	~~W~~	40,043,850	Discount rate, interest rate, stock price, and etc.
Equity securities	NAV		210,230	Price of underlying assets such as stocks, bonds
			40,254,080
Derivative assets
Trading	Option model, DCF		4,623,218	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			475,708
			5,098,926
Securities at fair value through other comprehensive income
Debt securities	DCF		39,861,238	Discount rate, interest rate and price of underlying assets such as stock, bonds
Equity securities	NAV		49,673
			39,910,911
		~~W~~	85,263,917
Liabilities
Financial liabilities designated at fair value through profit or loss
Compound financial instruments	DCF	~~W~~	314,220	Discount rate
Derivative liabilities
Trading	Option model, DCF		4,431,080	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			233,684
			4,664,764
		~~W~~	4,978,984

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2021 and 2020 are as follows:

	December 31, 2021
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model(*1), Comparable company analysis	~~W~~	11,507,162	The volatility of the underlying asset, Discount rate, Correlations, and Growth rate	19.48%~72.69% 0.07%~27.30% 23.17%~58.47% 0.00%~1.00%
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		1,325,466	The volatility of the underlying asset, Discount rate, Correlations, and Growth rate	16.00%~32.00% 5.45%~16.35% 00.00%~54.00% 1.00%
			12,832,628
Derivative assets
Equity and foreign exchange related	Option model(*1)		28,783	The volatility of the underlying asset, and Correlations	2.29%~50.00% -5.00%~91.00%
Interest rates related	Option model(*1)		6,029	The volatility of the underlying asset, Correlations, and Discount rate	0.70% 80.00%~82.00% 1.11%~1.83%
Credit and commodity related	Option model(*1)		493,807	The volatility of the underlying asset, and Hazard Rate	0.70%~4.70% 5.17%~93.69%
			528,619

Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		725,232	The volatility of the underlying asset, Discount rate, and Growth rate	25.49% 9.80%~22.79% 0.00%~2.00%

			725,232
		~~W~~	14,086,479

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2021 and 2020 are as follows (continued):

	December 31, 2021
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	7,622,525	The volatility of the underlying asset, and Correlations	0.50%~94.90% -12.00%~88.00%
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		13,214	The volatility of the underlying asset, and Correlations	2.29%~42.00% -5.00%~91.00%
Interest rates related	Option model(*1)		258,364	The volatility of the underlying asset, Regression coefficient, and Correlations	0.46%~0.78% 0.00%~0.54% 0.00%~90.34%
Credit and commodity related	Option model(*1)		65,104	The volatility of the underlying asset, and Hazard Rate	1.90%~94.90% 5.17%~100.79%
			336,682
		~~W~~	7,959,207

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying value is recognized as a reasonable approximation of fair value and the carrying value is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2021 and 2020 are as follows (continued):

	December 31, 2020
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model(*1), Comparable company analysis	~~W~~	10,093,302	The volatility of the underlying asset, Discount rate, and Correlations	5.06%~61.32% 0.35%~27.17% 0.00%~100.0%
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		832,413	The volatility of the underlying asset, Discount rate, and Correlations	21.00%~40.00% 5.83%~16.87% 20.00%~79.00%
			10,925,715
Derivative assets
Equity and foreign exchange related	Option model(*1)		113,496	The volatility of the underlying asset, and Correlations	4.30%~127.00% -3.00%~82.00%
Interest rates related	Option model(*1)		23,112	The volatility of the underlying asset, Regression coefficient, and Correlations	0.47%~1.00% 0.30%~0.58% 26.00%~90.45%
Credit and commodity related	Option model(*1)		273,042	The volatility of the underlying asset, and Correlations	1.00%~40.00% -43.00%~92.00%
			409,650

Securities at fair value through other comprehensive income
Debt securities	DCF, NAV, Option model(*1), Comparable company analysis		32,805	The volatility of the underlying asset, Discount rate, and Growth rate	22.11% 0.05%~19.05% 0.00%~2.00%
Equity securities			684,603
			717,408
		~~W~~	12,052,773

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2021 and 2020 are as follows (continued):

	December 31, 2020
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	8,141,504	The volatility of the underlying asset, and Correlations	1.00%~127.00% -43.00%~92.00%
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		25,525	The volatility of the underlying asset, and Correlations	4.30%~61.00% -3.00%~82.00%
Interest rates related	Option model(*1)		134,759	The volatility of the underlying asset, Regression coefficient, and Correlations	0.47%~40.00% 0.30%~0.63% 20.13%~90.34%
Credit and commodity related	Option model(*1)		29,891	The volatility of the underlying asset, and Correlations	1.00%~102.00% -43.00%~92.00%
			190,175
		~~W~~	8,331,679

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying value is recognized as a reasonable approximation of fair value and the carrying value is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2021 and 2020.

		December 31, 2021
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1),(*2):
Financial asset at fair value through profit or loss	~~W~~	39,084	(43,072)
Derivative assets		16,893	(11,809)
Securities at fair value through other comprehensive income(*2)		38,865	(38,210)
	~~W~~	94,842	(93,091)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	45,493	(50,845)
Derivative liabilities		25,326	(23,486)
	~~W~~	70,819	(74,331)

		December 31, 2020
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1),(*2):
Financial asset at fair value through profit or loss	~~W~~	53,821	(48,547)
Derivative assets		23,011	(21,532)
Securities at fair value through other comprehensive income(*2)		26,817	(21,044)
	~~W~~	103,649	(91,123)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	72,042	(71,690)
Derivative liabilities		17,976	(18,368)
	~~W~~	90,018	(90,058)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset, a significant unobservable input.

(-10~10%p) or correlations (-10~10%p).

(*2) Fair value changes are calculated by increasing or decreasing discount rate (-1~1%p) and applying growth rate, a significant unobservable input at 0% ~ 1%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower.
Securities

An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings

The carrying value and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Other financial assets and other financial liabilities

The carrying value is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying value and the fair value of financial instruments measured at amortized cost as of December 31, 2021 and 2020 are as follows:

		December 31, 2021		December 31, 2020
		Carrying value	Fair value	Carrying value	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	24,232,013	24,216,932	31,605,262	31,607,122

Loans measured at amortized cost
Retails		159,090,991	159,262,881	146,843,366	147,634,589
Corporations		197,356,011	198,053,452	177,046,416	178,420,230
Public and other funding loans		3,795,225	3,812,717	4,021,926	4,048,167
Loans between banks		3,844,227	3,839,726	5,487,147	5,495,236
Credit card		25,050,702	25,438,046	22,822,664	23,220,987
		389,137,156	390,406,822	356,221,519	358,819,209
Securities measured at amortized cost
Government bonds		34,679,301	34,377,110	31,816,320	33,391,597
Financial institution bonds		3,423,536	3,477,834	3,835,577	3,987,172
Corporation bonds		11,827,239	11,750,467	11,630,726	12,075,175
		49,930,076	49,605,411	47,282,623	49,453,944
Other financial assets		23,238,932	23,389,209	20,341,191	20,359,778
	~~W~~	486,538,177	487,618,374	455,450,595	460,240,053
Liabilities:
Deposit liabilities
Demand deposits	~~W~~	172,107,724	172,107,724	148,725,197	148,725,197
Time deposits		161,498,901	161,301,409	157,833,891	157,936,969
Certificate of deposit		16,576,536	16,606,894	5,946,704	5,965,139
Issued bill deposit		5,818,001	5,817,844	6,226,937	6,226,855
CMA deposits		5,246,478	5,246,478	4,006,319	4,006,319
Others		3,649,035	3,648,983	3,677,820	3,678,316
		364,896,675	364,729,332	326,416,868	326,538,795
Borrowing debts:
Call-money		1,534,611	1,534,611	1,760,042	1,760,042
Bills sold		9,032	9,019	10,706	10,696
Bonds sold under repurchase agreements		10,709,115	10,709,115	11,065,584	11,065,584
Borrowings		30,914,307	30,803,417	28,757,732	28,863,015
		43,167,065	43,056,162	41,594,064	41,699,337
Debts:
Borrowings in Korean won		69,288,982	69,081,140	64,083,920	64,842,258
Borrowings in foreign currency		10,860,381	11,076,757	11,050,474	11,262,332
		80,149,363	80,157,897	75,134,394	76,104,590
Other financial liabilities		29,880,879	29,872,186	34,129,626	34,136,128
	~~W~~	518,093,982	517,815,577	477,274,952	478,478,850

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	252,474	23,964,458	-	24,216,932

Loans measured at amortized cost
Retails		-	-	159,262,881	159,262,881
Corporations		-	-	198,053,452	198,053,452
Public and other funding loans		-	-	3,812,717	3,812,717
Loans between banks		-	2,387,533	1,452,193	3,839,726
Credit card		-	-	25,438,046	25,438,046
		-	2,387,533	388,019,289	390,406,822
Securities measured at amortized cost:
Government bonds		23,045,322	11,331,788	-	34,377,110
Financial institution bonds		698,105	2,779,729	-	3,477,834
Debentures		-	11,662,046	88,421	11,750,467
		23,743,427	25,773,563	88,421	49,605,411

Other financial assets		-	14,200,356	9,188,853	23,389,209
	~~W~~	23,995,901	66,325,910	397,296,563	487,618,374
Liabilities:
Deposit liabilities
Demand deposits	~~W~~	-	172,107,724	-	172,107,724
Time deposits		-	-	161,301,409	161,301,409
Certificate of deposit		-	-	16,606,894	16,606,894
Issued bill deposit		-	-	5,817,844	5,817,844
CMA deposits		-	5,246,478	-	5,246,478
Other		-	3,553,942	95,041	3,648,983
		-	180,908,144	183,821,188	364,729,332
Borrowing debts:
Call-money		-	1,534,611	-	1,534,611
Bills sold		-	-	9,019	9,019
Bonds sold under repurchase agreements		-	-	10,709,115	10,709,115
Borrowings		-	-	30,803,417	30,803,417
		-	1,534,611	41,521,551	43,056,162
Debts:
Borrowings in won		-	38,474,804	30,606,336	69,081,140
Borrowings in foreign currency		-	7,956,414	3,120,343	11,076,757
		-	46,431,218	33,726,679	80,157,897

Other financial liabilities		-	9,413,875	20,458,311	29,872,186
	~~W~~	-	238,287,848	279,527,729	517,815,577

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	779,759	29,957,444	869,919	31,607,122

Loans measured at amortized cost
Retails		-	-	147,634,589	147,634,589
Corporations		-	-	178,420,230	178,420,230
Public and other funding loans		-	-	4,048,167	4,048,167
Loans between banks		-	2,187,270	3,307,966	5,495,236
Credit card		-	-	23,220,987	23,220,987
		-	2,187,270	356,631,939	358,819,209
Securities measured at amortized cost:
Government bonds		22,130,487	11,261,110	-	33,391,597
Financial institution bonds		1,070,220	2,916,952	-	3,987,172
Debentures		-	11,994,724	80,451	12,075,175
		23,200,707	26,172,786	80,451	49,453,944

Other financial assets		-	8,661,345	11,698,433	20,359,778
	~~W~~	23,980,466	66,978,845	369,280,742	460,240,053
Liabilities:
Deposit liabilities
Demand deposits	~~W~~	-	148,725,197	-	148,725,197
Time deposits		-	-	157,936,969	157,936,969
Certificate of deposit		-	-	5,965,139	5,965,139
Issued bill deposit		-	-	6,226,855	6,226,855
CMA deposits		-	4,006,319	-	4,006,319
Other		-	3,534,696	143,620	3,678,316
		-	156,266,212	170,272,583	326,538,795
Borrowing debts:
Call-money		-	1,760,042	-	1,760,042
Bills sold		-	-	10,696	10,696
Bonds sold under repurchase agreements		95,400	-	10,970,184	11,065,584
Borrowings		-	8,500	28,854,515	28,863,015
		95,400	1,768,542	39,835,395	41,699,337
Debts:
Borrowings in won		-	35,740,750	29,101,508	64,842,258
Borrowings in foreign currency		-	7,944,242	3,318,090	11,262,332
		-	43,684,992	32,419,598	76,104,590

Other financial liabilities		-	10,383,020	23,753,108	34,136,128
	~~W~~	95,400	212,102,766	266,280,684	478,478,850

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-4) Valuation techniques and inputs used in the fair value measurements categorized within Level 2 and Level 3 for fair value disclosures, which are not recognized at fair value, as at December 31, 2021 and 2020, are as follows:

		December 31, 2021
		Fair value(*)	Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Due from banks measured at amortized cost	~~W~~	23,964,458	DCF	Discount rate
Loans measured at amortized cost		2,387,533	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		25,773,563	DCF	Discount rate
Other financial assets		14,200,356	DCF	Discount rate
Financial instruments classified as level 3 :
Assets
Loans measured at amortized cost		388,019,289	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		88,421	DCF	Discount rate
Other financial assets		9,188,853	DCF	Discount rate
	~~W~~	463,622,473

Financial instruments classified as level 2 :
Liabilities
Deposits	~~W~~	180,908,144	DCF	Discount rate
Borrowings		1,534,611	DCF	Discount rate
Debt securities issued		46,431,218	DCF	Discount rate
Other financial liabilities		9,413,875	DCF	Discount rate
Financial instruments classified as level 3 :
Liabilities
Deposits		183,821,188	DCF	Discount rate
Borrowings		41,521,551	DCF	Discount rate
Debt securities issued		33,726,679	DCF	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		20,458,311	DCF	Discount rate
	~~W~~	517,815,577

(*) Valuation techniques and inputs are not disclosed when the carrying value is a reasonable approximation of fair value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

- For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, information on valuation technique and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 at December 31, 2021 and 2020 are as follows:

		December 31, 2020
		Fair value(*)	Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Due from banks measured at amortized cost	~~W~~	29,957,444	DCF	Discount rate
Loans measured at amortized cost		2,187,270	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		26,172,786	DCF	Discount rate
Other financial assets		8,661,345	DCF	Discount rate
Financial instruments classified as level 3 :
Assets
Due from banks measured at amortized cost		869,919	DCF	Discount rate
Loans measured at amortized cost		356,631,939	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		80,451	DCF	Discount rate
Other financial assets		11,698,433	DCF	Discount rate
	~~W~~	436,259,587

Financial instruments classified as level 2 :
Liabilities
Deposits	~~W~~	156,266,212	DCF	Discount rate
Borrowings		1,768,542	DCF	Discount rate
Debt securities issued		43,684,992	DCF	Discount rate
Other financial liabilities		10,383,020	DCF	Discount rate
Financial instruments classified as level 3 :
Liabilities
Deposits		170,272,583	DCF	Discount rate
Borrowings		39,835,395	DCF	Discount rate
Debt securities issued		32,419,598	DCF	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		23,753,108	DCF	Discount rate
	~~W~~	478,383,450

(*) Valuation techniques and inputs are not disclosed when the carrying value is a reasonable approximation of fair value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ⅲ) Changes in gains or losses on valuation at the transaction date for the years ended December 31, 2021 and 2020, are as follows:

		December 31, 2021	December 31, 2020
Beginning balance	~~W~~	(292,599)	(172,859)
New transactions		(206,897)	(347,030)
Recognized in profit for the year		338,971	227,290
Ending balance	~~W~~	(160,525)	(292,599)

(f) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(e) Measurement of fair value.

The carrying values of each category of financial assets and financial liabilities as of December 31, 2021 and 2020 is as follows:

		December 31, 2021
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	28,453,404	-	28,453,404
Due from banks at fair value through profit or loss		34,262	-	-	-	34,262
Securities at fair value through profit or loss		60,686,153	-	-	-	60,686,153
Derivatives assets		3,574,126	-	-	225,063	3,799,189
Loans at fair value through profit or loss		1,683,344	-	-	-	1,683,344
Loans at amortized cost		-	-	389,137,156	-	389,137,156
Securities at fair value through other comprehensive income		-	64,838,323	-	-	64,838,323
Securities at amortized cost		-	-	49,930,076	-	49,930,076
Others		-	-	23,238,932	-	23,238,932
	~~W~~	65,977,885	64,838,323	490,759,568	225,063	621,800,839

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Classification by categories of financial instruments (continued)

The carrying values of each category of financial assets and financial liabilities as of December 31, 2021 and 2020 is as follows (continued):

		December 31, 2021
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	364,896,675	-	364,896,675
Financial liabilities at fair value through profit or loss		1,369,225	-	-	-	1,369,225
Financial liabilities designated at FVTPL		-	8,023,870	-	-	8,023,870
Derivatives liabilities		3,207,755	-	-	378,809	3,586,564
Borrowings		-	-	43,167,065	-	43,167,065
Debt securities issued		-	-	80,149,363	-	80,149,363
Others		-	-	29,880,879	-	29,880,879
	~~W~~	4,576,980	8,023,870	518,093,982	378,809	531,073,641

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(f) Classification by categories of financial instruments (continued)

The carrying values of each category of financial assets and financial liabilities as of December 31, 2021 and 2020 is as follows (continued):

		December 31, 2020
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	33,410,542	-	33,410,542
Due from banks at fair value through profit or loss		63,112	-	-	-	63,112
Securities at fair value through profit or loss		57,011,490	-	-	-	57,011,490
Derivatives assets		5,157,412	-	-	476,503	5,633,915
Loans at fair value through profit or loss		2,016,801	-	-	-	2,016,801
Loans at amortized cost		-	-	356,221,519	-	356,221,519
Securities at fair value through other comprehensive income		-	58,316,112	-	-	58,316,112
Securities at amortized cost		-	-	47,282,623	-	47,282,623
Others		-	-	20,341,191	-	20,341,191
	~~W~~	64,248,815	58,316,112	457,255,875	476,503	580,297,305

		December 31, 2020
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	326,416,868	-	326,416,868
Financial liabilities at fair value through profit or loss		1,436,694	-	-	-	1,436,694
Financial liabilities designated at FVTPL		-	8,455,724	-	-	8,455,724
Derivatives liabilities		4,680,064	-	-	336,503	5,016,567
Borrowings		-	-	41,594,064	-	41,594,064
Debt securities issued		-	-	75,134,394	-	75,134,394
Others		-	-	34,129,626	-	34,129,626
	~~W~~	6,116,758	8,455,724	477,274,952	336,503	492,183,937

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(g) Transfer of financial instruments

i) Transfers that do not qualify for derecognition

①	Sale of repurchase bonds

Among the Group’s sale of repurchase bonds, followings are the details of financial instruments that do not qualify for derecognition because the Group sold under repurchase agreement at a fixed price as of December 31, 2021 and 2020:

		December 31, 2021	December 31, 2020
Transferred asset:
Securities at FVTPL	~~W~~	9,883,335	8,915,488
Securities at FVOCI		647,541	1,638,651
Securities at amortized cost		210,490	205,639
	~~W~~	10,741,366	10,759,778
Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	10,709,115	11,075,004

② Securities loaned

If the securities owned by the Group are loaned, the ownership of the securities is transferred, but is required to be returned at the end of the loan period. Therefore, the Group continues to recognize the entire securities loaned as it holds most of the risks and compensation of the securities.

Securities loaned as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020	Borrowers
Government bonds	~~W~~	9,044,914	3,213,719	Korea Securities Finance Corp., Korea Securities Depository, etc
Financial institutions bonds		209,594	220,324	Korea Securities Finance Corp., Korea Securities Depository, etc
Equity securities		8,109	99,670	Korea Securities Finance Corp.,etc
	~~W~~	9,262,617	3,533,713

③ Securitization of financial assets

The Group uses the securitization of financial assets as a means of financing and to transfer risk. Generally, these securitization transactions result in the transfer of contractual cash flows to the debt securities holders issued from the financial asset portfolio. The Group recognizes debt securities issued without derecognition of assets under individual agreements, partially recognizes assets to the extent of the Group’s level of involvement in assets, or recognizes rights and obligations arising from the derecognition and transfer of assets as separate assets and liabilities. The Group derecognizes the entire asset only if it transfers contractual rights to the cash flows of financial assets or if it holds contractual rights but bears contractual obligations to pay cash flows to the other party without significant delays or reinvestment and transfers most of the risks and benefits of ownership (e.g., credit risk, interest rate risk, prepayment risk, etc.). For the years ended December 31, 2021 and 2020, the carrying value of financial assets related to securitization transactions that have neither been transferred nor derecognized are ~~W~~11,529,634 million and ~~W~~11,355,488 million, respectively; the carrying values of related liabilities are ~~W~~8,284,109 million and ~~W~~8,351,211 million, respectively.

ii) Financial instruments qualified for derecognition and continued involvement

There are no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2021, and 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Gross amounts of recognized financial assets/ liabilities	Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives(*1)	~~W~~	3,821,253	-	3,821,253	9,509,183	409,487	1,775,888
Other financial instruments(*1)		7,873,305	-	7,873,305
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements(*2)		12,749,800	-	12,749,800	12,618,359	-	131,441
Securities loaned(*2)		2,648,248	-	2,648,248	2,648,248	-	-
Domestic exchange settlement debit(*3)		44,872,022	38,171,649	6,700,373	-	-	6,700,373
Receivables from disposal of securities(*4)		7,082,779	3,477,874	3,604,905	2,668,065	-	936,840
Insurance receivables		70,087	-	70,087	45,849	-	24,238
	~~W~~	79,117,494	41,649,523	37,467,971	27,489,704	409,487	9,568,780
Liabilities:
Derivatives(*1)(*5)	~~W~~	11,434,081	-	11,434,081	10,093,812	1,000	8,120,313
Other financial instruments(*1)		6,781,044	-	6,781,044
Bonds purchased under repurchase agreements(*2)		10,709,115	-	10,709,115	10,492,779	-	216,336
Securities borrowed(*2)		787,767	-	787,767	787,767	-	-
Domestic exchange settlement pending(*3)		40,062,057	38,171,649	1,890,408	1,809,727	-	80,681
Payable from purchase of securities(*4)		7,036,630	3,477,874	3,558,756	2,668,767	-	889,989
Insurance payables		45,940	-	45,940	45,849	-	91
	~~W~~	76,856,634	41,649,523	35,207,111	25,898,701	1,000	9,307,410

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities (continued)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2021 and 2020 are as follows (continued):

(*1) The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off. At the time of termination, the parties to the transaction will offset the amount of payment or payment to each other, and one party will pay the other party a single amount will be paid to the other party.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis under normal business terms. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) It is an account that deals with bonds and liabilities based on the settlement of listed stocks traded in the market. The Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. Therefore, the net amount is presented in the consolidated statement of financial position. The offset amount of related bonds and liabilities based on the settlement of over-the-counter derivatives in-house payment by Central Clearing System is included.

(*5) As of December 31, 2021, the total amount of financial liabilities includes ~~W~~ 8,023,870 million of ELS (equity-linked securities) products and of DLS (derivative linked securities) products. In the course of this transaction, the Group has provided collateral for some transactions. The financial instruments provided as collateral of ~~W~~ 717,841 million are included in the related instruments not offset in the statement of financial position. The total amount of financial liabilities recognized as of December 31, 2021 is ~~W~~ 445,128 million for transactions with the other party with collective offset contracts or similar arrangements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities (continued)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2021 and 2020 are as follows: (continued)

		December 31, 2020
		Gross amounts of recognized financial assets/ liabilities	Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives(*1)	~~W~~	5,361,225	-	5,361,225	4,448,496	314,328	12,129,369
Other financial instruments(*1)		18,033,663	6,502,695	11,530,968
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements(*2)		13,694,305	-	13,694,305	13,185,633	-	508,672
Securities loaned(*2)		1,202,494	-	1,202,494	1,202,494	-	-
Domestic exchange settlement debit(*3)		29,911,693	25,785,507	4,126,186	116,290	-	4,009,896
Receivables from disposal of securities(*4)		29,341	3,140	26,201	-	-	26,201
Insurance receivables		8,374	-	8,374	5,526	-	2,848
	~~W~~	68,241,095	32,291,342	35,949,753	18,958,439	314,328	16,676,986
Liabilities:
Derivatives(*1)(*5)	~~W~~	13,153,952	-	13,153,952	5,490,974	1,000	18,500,005
Other financial instruments(*1)		17,340,722	6,502,695	10,838,027
Bonds purchased under repurchase agreements(*2)		11,065,584	-	11,065,584	10,260,684	-	804,900
Securities borrowed(*2)		897,129	-	897,129	897,129	-	-
Domestic exchange settlement pending(*3)		31,605,249	25,785,507	5,819,742	4,099,248	-	1,720,494
Payable from purchase of securities(*4)		3,148	3,140	8	8	-	-
Insurance payables		5,742	-	5,742	5,526	-	216
	~~W~~	74,071,526	32,291,342	41,780,184	20,753,569	1,000	21,025,615

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities (continued)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2021 and 2020 are as follows (continued):

(*1) The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off. At the time of termination, the parties to the transaction will offset the amount of payment or payment to each other, and one party will pay the other party a single amount will be paid to the other party.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis under normal business terms. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) It is an account that deals with bonds and liabilities based on the settlement of listed stocks traded in the market. The Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. Therefore, the net amount is presented in the consolidated statement of financial position. The offset amount of related bonds and liabilities based on the settlement of over-the-counter derivatives in-house payment by Central Clearing System is included.

(*5) As of December 31, 2020, the total amount of financial liabilities includes ~~W~~ 8,455,724 million of ELS (equity-linked securities) products and of DLS (derivative linked securities) products. In the course of this transaction, the Group has provided collateral for some transactions. The financial instruments provided as collateral of ~~W~~ 1,087,349 million are included in the related instruments not offset in the statement of financial position. The total amount of financial liabilities recognized as of December 31, 2020 is ~~W~~ 693,017 million for transactions with the other party with collective offset contracts or similar arrangements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

4.  Financial risk management (continued)

(i) Capital risk management

The criteria for capital adequacy to be complied with by the Group are 8.0% or more of the total equity capital ratio, 6.0% or higher of the basic capital ratio, and 4.5% or more of the common stock capital ratio. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the ability to absorb losses, has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and domestic system-critical banks (D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, and economic response capital can be charged up to 2.5%p during credit expansion period. As of December 31, 2021, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation capital (2.5%p), D-SIB capital (1.0%p), and economic response capital (0%p).

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and other, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities that meet certain requirements as capital of permanent nature. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses. Unless otherwise noted, it will be deducted from common stock capital.

The capital ratio of the Group based on Basel III is as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Capital :
Tier I common equity capital	~~W~~	35,469,554	32,461,864
Additional tier 1 capital		4,965,931	3,805,372
Tier I capital		40,435,485	36,267,236
Tier II capital		3,427,951	3,441,841
Total capital (A)	~~W~~	43,863,436	39,709,077

Total risk-weighted assets (B)	~~W~~	270,692,183	252,321,426

Capital adequacy ratio (A/B)		16.20%	15.74%
Tier I capital adequacy ratio		14.94%	14.37%
Common stock ratio		13.10%	12.87%

(*) As of December 31, 2021, the Group has maintained an appropriate consolidated equity capital ratio according to the BIS equity capital regulation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

5.  Significant estimates and judgments

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying values of assets and liabilities within the next financial year are discussed below.

(a) Estimation of impairment of goodwill

The Group reviews the goodwill annually in accordance with the accounting policy in Note 3. The recoverable amount of the cash-generating unit (group) is determined based on the value-in-use calculation. These calculations are based on estimates.

(b) Income taxes

The Group is subject to tax laws from various countries. In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes.  The Group has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Group expects, at the end of the reporting period, to recover or settle the carrying value of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(c) Fair value of financial instruments

The fair values of financial instruments (e.g. over-the-counter derivatives) which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(d) Allowance for credit loss, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVOCI, and recognizes provisions for guarantees and unused loan commitments through impairment testing. The accuracy of allowances and provisions for credit losses are determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

6. Investment in subsidiaries

(a) The summarized financial information of the controlling company and the Group’s major subsidiaries as of December 31, 2021 and 2020 is as follows:

		December 31, 2021			December 31, 2020
Investees(*1)(*2)		Asset balance	Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group(separate)	~~W~~	36,815,893	10,410,517	26,405,376	35,483,914	10,426,817	25,057,097
Shinhan Bank		467,435,213	438,199,575	29,235,638	427,675,103	400,009,589	27,665,514
Shinhan Card Co., Ltd.		38,472,228	31,737,225	6,735,003	34,885,223	28,465,675	6,419,548
Shinhan Investment Corp.		44,446,803	39,421,314	5,025,489	46,632,433	42,258,341	4,374,092
Shinhan Life Insurance Co., Ltd.(*3)		70,535,556	65,382,992	5,152,564	36,777,496	34,232,052	2,545,444
Orange Life Insurance Co., Ltd.(*3)		-	-	-	33,813,587	30,574,073	3,239,514
Shinhan Capital Co., Ltd.		10,921,698	9,189,041	1,732,657	8,901,349	7,710,010	1,191,339
Jeju Bank		6,944,214	6,428,269	515,945	6,531,838	6,022,397	509,441
Shinhan Credit Information Co., Ltd.		31,377	12,334	19,043	27,806	10,826	16,980
Shinhan Alternative Investment Management Inc.		114,973	70,449	44,524	87,053	71,591	15,462
Shinhan Asset Management Co., Ltd.		242,760	40,181	202,579	191,127	20,530	170,597
SHC Management Co., Ltd.		9,636	-	9,636	9,644	-	9,644
Shinhan DS		92,591	52,804	39,787	95,150	70,916	24,234
Shinhan Savings Bank		2,644,942	2,413,176	231,766	1,842,231	1,635,433	206,798
Asia Trust Co., Ltd.		373,267	122,038	251,229	259,899	85,274	174,625
Shinhan AITAS Co., Ltd.		90,116	9,786	80,330	87,378	12,159	75,219
Shinhan REITs Management Co., Ltd.		63,026	10,584	52,442	52,555	8,582	43,973
Shinhan AI Co., Ltd.		44,031	2,563	41,468	42,903	1,890	41,013
Shinhan Venture Investment Co., Ltd.		98,914	23,331	75,583	72,550	12,697	59,853

(*1) The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) Shinhan Life Insurance Co., Ltd., and Orange Life Insurance Co., Ltd. were merged on July 1, 2021. After the merger, the name is Shinhan Life Insurance Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

6.  Investment in subsidiaries (continued)

(b) The summarized income information of the controlling company and the Group’s major subsidiaries for the years ended December 31, 2021 and 2020 is as follows:

		December 31, 2021			December 31, 2020
Investees(*1)(*2)		Operating Revenue	Net Income(*3)	Comprehensive Income(*3)	Operating Revenue	Net Income(*3)	Comprehensive Income(*3)
Shinhan Financial Group (separate)	~~W~~	1,875,675	1,413,956	1,413,675	1,718,407	1,274,443	1,274,892
Shinhan Bank		23,540,347	2,494,894	2,396,829	25,049,392	2,078,232	1,911,575
Shinhan Card Co., Ltd.		4,359,627	676,297	710,090	4,091,178	606,554	599,451
Shinhan Investment Corp.		7,592,350	320,662	366,000	9,290,965	154,531	147,210
Shinhan Life Insurance Co., Ltd.		7,079,569	174,811	(162,161)	5,405,933	177,834	227,596
Orange Life Insurance Co., Ltd.(*4)		2,112,353	216,826	(96,157)	4,456,340	279,282	132,425
Shinhan Capital Co., Ltd.		783,890	274,855	275,760	626,455	160,583	162,134
Jeju Bank		204,543	18,446	11,739	214,615	17,521	16,557
Shinhan Credit Information Co., Ltd.		42,417	1,936	2,079	42,658	1,493	1,650
Shinhan Alternative Investment Management Inc.		28,010	9,163	9,163	17,219	3,433	3,433
Shinhan Asset Management Co., Ltd.		107,598	32,152	32,066	88,870	26,663	26,663
SHC Management Co., Ltd.		-	(7)	(7)	70	5	5
Shinhan DS		244,445	4,100	5,653	164,327	1,862	2,845
Shinhan Savings Bank		163,643	30,310	30,037	123,590	26,953	26,888
Asia Trust Co., Ltd.		144,971	76,455	76,604	102,816	45,791	45,765
Shinhan AITAS Co., Ltd.		53,005	9,816	9,816	58,599	13,020	12,954
Shinhan REITs Management Co., Ltd.		16,440	8,481	8,469	12,176	3,764	3,764
Shinhan AI Co., Ltd.		12,106	478	455	10,246	304	284
Shinhan Venture Investment Co., Ltd.(*5)		32,134	15,929	15,750	3,500	(1,146)	(1,015)

(*1) The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) This amount includes non-controlling interests.

(*4) For the Orange Life Insurance Co., Ltd., the amount is from the consolidated statements of operating revenue, net income and comprehensive income for six months before the merger date.

(*5) For the acquired company, the amount is from the consolidated statements of comprehensive income for the period after the acquisition point.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

6.  Investment in subsidiaries (continued)

(c) Change in the scope of consolidation

i) Change in consolidated subsidiaries for the year ended December 31, 2021 are as follows:

	Company	Description
Included	Shinhan Life Insurance Vietnam Co., Ltd.	Newly acquired subsidiary
Included	Shinhan CubeOn Co., Ltd.	Newly acquired subsidiary
Excluded	Orange Life Insurance Co., Ltd.	Extinguished due to merger with Shinhan Life Insurance Co., Ltd.

(*) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

ii) Change in consolidated subsidiaries for the year ended December 31, 2020 are as follows:

	Company	Description
Included	Shinhan Venture Investment Co., Ltd.	Newly acquired subsidiary
Included	SBJDNX	Newly invested subsidiary
Included	Shinhan Financial Plus Co., Ltd	Newly invested subsidiary
Excluded	Shinhan Asia Ltd.	Liquidation

(*) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

7.  Operating segments

(a) Segment information

The general descriptions by operating segments as of December 31, 2021 are as follows:

Segment	Description

Banking	Credit to customers, lending to and receiving deposits from customers, and their accompanying work
Credit card	Sales of credit cards, cash services, card loan services, installment financing, lease and their accompanying work
Securities	Securities trading, consignment trading, underwriting and their accompanying work
Life insurance	Life insurance business and their accompanying work
Credit	Facility rental, new technology business financing, others and their accompanying work
Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining business

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

7.  Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the years ended December 31, 2021 and 2020:

		December 31, 2021
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	6,738,165	1,799,153	517,296	1,620,266	231,679	68,991	(206,225)	10,769,325
Net fees and commission income		818,426	634,716	601,793	170,781	28,812	415,212	5,257	2,674,997
Reversal of (provision for) allowance for credit loss		(364,291)	(442,668)	(80,134)	(21,760)	(34,064)	(35,421)	3,653	(974,685)
General and administrative expenses		(3,409,144)	(790,733)	(696,278)	(557,292)	(80,056)	(366,149)	156,564	(5,743,088)
Other income (expense), net		(305,508)	(179,695)	234,209	(660,416)	194,564	177,912	(235,519)	(774,453)
Operating income		3,477,648	1,020,773	576,886	551,579	340,935	260,545	(276,270)	5,952,096
Equity method income (loss)		25,401	(1,109)	65,341	(739)	29,644	16,201	23,861	158,600
Income tax expense		821,201	266,798	94,864	139,106	94,329	71,120	(16,382)	1,471,036
Profit for the year	~~W~~	2,417,880	771,757	320,662	391,637	274,855	205,880	(270,043)	4,112,628
Controlling interest	~~W~~	2,417,361	770,457	320,783	391,637	274,855	205,880	(361,719)	4,019,254
Non-controlling interests		519	1,300	(121)	-	-	-	91,676	93,374

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

7.  Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the years ended December 31, 2021 and 2020 (continued):

		December 31, 2020
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	6,037,632	1,755,039	517,044	1,608,953	158,817	7,805	(202,590)	9,882,700
Net fees and commission income		822,408	483,486	544,183	162,284	21,346	347,004	2,222	2,382,933
Reversal of (provision for) allowance for credit loss		(690,084)	(483,883)	(111,796)	(12,236)	(63,429)	(22,522)	1,771	(1,382,179)
General and administrative expenses		(3,237,641)	(698,796)	(565,485)	(463,439)	(58,494)	(314,097)	125,479	(5,212,473)
Other income (expense), net		(130,488)	(169,304)	(11,348)	(727,530)	120,735	140,138	36,552	(741,245)
Operating income		2,801,827	886,542	372,598	568,032	178,975	158,328	(36,566)	4,929,736
Equity method income (loss)		(811)	-	37,760	(1,244)	32,133	(2,489)	94,184	159,533
Income tax expense		673,972	251,357	48,464	156,698	49,211	44,883	31,210	1,255,795
Profit for the year	~~W~~	1,999,002	703,305	154,531	457,116	160,583	112,992	(89,453)	3,498,076
Controlling interest	~~W~~	1,998,563	703,204	154,772	457,116	160,583	112,992	(172,635)	3,414,595
Non-controlling interests		439	101	(241)	-	-	-	83,182	83,481

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

7.  Operating segments (continued)

(c) Interest gains and losses from segment external customers and cross-sector interest gains and losses for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	6,741,279	1,849,209	534,969	1,617,186	241,035	781	(215,134)	10,769,325
Internal transactions		(3,114)	(50,056)	(17,673)	3,080	(9,356)	68,210	8,909	-
	~~W~~	6,738,165	1,799,153	517,296	1,620,266	231,679	68,991	(206,225)	10,769,325

(*) Consolidated adjustment to net interest income from external customers is from the securities and others which were measured in fair values as a part of business combination accounting.

		December 31, 2020
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	6,037,205	1,809,149	526,167	1,605,575	169,192	(54,902)	(209,686)	9,882,700
Internal transactions		427	(54,110)	(9,123)	3,378	(10,375)	62,707	7,096	-
	~~W~~	6,037,632	1,755,039	517,044	1,608,953	158,817	7,805	(202,590)	9,882,700

(*) Consolidated adjustment to net interest income from external customers is from the securities and others which were measured in fair values as a part of business combination accounting.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

7.  Operating segments (continued)

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the years ended December 31, 2021 and 2020.

		December 31, 2021
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	863,879	681,129	615,414	181,345	27,351	305,879	-	2,674,997
Internal transactions		(45,453)	(46,413)	(13,621)	(10,564)	1,461	109,333	5,257	-
	~~W~~	818,426	634,716	601,793	170,781	28,812	415,212	5,257	2,674,997

		December 31, 2020
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	859,225	531,394	553,308	173,865	22,381	242,760	-	2,382,933
Internal transactions		(36,817)	(47,908)	(9,125)	(11,581)	(1,035)	104,244	2,222	-
	~~W~~	822,408	483,486	544,183	162,284	21,346	347,004	2,222	2,382,933

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

7.  Operating segments (continued)

(e) Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2021 and 2020.

		December 31, 2021	December 31, 2020
Domestic	~~W~~	5,404,278	4,436,252
Overseas		547,818	493,484
	~~W~~	5,952,096	4,929,736

The following table provides information of non-current assets by geographical area as of December 31, 2021 and 2020.

		December 31, 2021	December 31, 2020
Domestic	~~W~~	10,029,650	9,734,468
Overseas		336,687	351,083
	~~W~~	10,366,337	10,085,551

(*) Non-current assets comprise property and equipment, intangible assets and investment properties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

8.  Cash and due from banks at amortized cost

(a) Cash and due from banks at amortized cost as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Cash and cash equivalents
Cash	~~W~~	4,194,831	1,782,301
Cash equivalents		26,560	22,979
		4,221,391	1,805,280
Deposits denominated in Korean won:
Reserve deposits		9,851,064	16,957,521
Time deposits		892,053	950,624
Other		2,701,873	3,953,337
		13,444,990	21,861,482
Deposits denominated in foreign currency:
Deposits		6,731,190	5,576,206
Time deposits		2,148,955	2,721,849
Other		1,924,601	1,455,732
		10,804,746	9,753,787

Allowance for credit losses		(17,723)	(10,007)
	~~W~~	28,453,404	33,410,542

(b) Restricted due from banks at amortized cost as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020	Related Regulations or Acts
Deposits denominated in Korean won:
Reserve deposits	~~W~~	9,851,064	16,957,521	Article 55 of the Bank of Korea Act
Other		1,174,670	2,390,761	Article 28 and 70 of the Bank of Korea Act, Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		11,025,734	19,348,282

Deposits denominated in foreign currency		2,870,908	2,621,129	Articles of the Bank of Korea Act, New York State Banking Act, derivatives, etc.
	~~W~~	13,896,642	21,969,411

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

9.  Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Debt instruments:
Governments	~~W~~	3,961,045	4,248,448
Financial institutions		13,449,550	13,997,922
Corporations		9,618,302	9,356,842
Stocks with put option		627,275	583,590
Equity investment with put option		2,625,297	1,860,195
Beneficiary certificates		13,386,212	12,451,709
Commercial papers		7,042,045	6,369,854
CMA		3,591,822	2,806,485
Others(*)		3,925,599	3,411,647
		58,227,147	55,086,692

Equity instruments:
Stocks		2,182,829	1,627,020
Equity investment		12,962	1,697
Others		179,524	107,742
		2,375,315	1,736,459
	~~W~~	60,602,462	56,823,151
Other:
Loans at FVTPL	~~W~~	1,683,344	2,016,801
Due from banks at fair value		34,262	63,112
Gold/silver deposits		83,691	188,339
	~~W~~	62,403,759	59,091,403

(*) As of December 31, 2021 and 2020, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~ 2,080,626 million and ~~W~~ 1,907,210 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

9.  Financial assets at fair value through profit or loss (continued)

(b) Financial assets to which overlay approach are applied in accordance with K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1104 ‘Insurance Contracts’ as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020

Due from banks at fair value through profit or loss	~~W~~	34,262	63,112
Securities at fair value through profit or loss		4,903,275	4,865,908
	~~W~~	4,937,537	4,929,020

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying K-IFRS No. 1109 but would not have been measured at fair value through profit or loss in its entirety applying K-IFRS No. 1039; and it is not held in respect of an activity that is not associated with contracts within the scope of K-IFRS No. 1104.

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach as of and for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Profit or loss		Other comprehensive income(*)
		By K-IFRS No. 1109	By K-IFRS No. 1039	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	130,170	83,288	46,882	(12,893)
Net gain (loss) on disposal of financial assets at fair value through profit or loss		(2,668)	87,217	(89,885)	24,719
	~~W~~	127,502	170,505	(43,003)	11,826

(*) The amount of the policyholders equity adjustment for the reclassification of other comprehensive income is ~~W~~11,079 million for the years ended December 31, 2021.

		December 31, 2020
		Profit or loss		Other comprehensive income(*)
		By K-IFRS No. 1109	By K-IFRS No. 1039	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	123,808	(21,488)	145,301	(39,958)
Net gain (loss) on disposal of financial assets at fair value through profit or loss		53,806	62,926	(9,120)	2,508
Net gain (loss) on foreign currency conversion of financial assets at fair value through profit or loss		74	-	74	(20)
	~~W~~	177,688	41,438	136,255	(37,470)

(*) The amount of the policyholders equity adjustment for the reclassification of other comprehensive income is ~~W~~(8,487) million for the years ended December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

10.  Derivatives

(a) The notional amounts of derivatives outstanding as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	146,169,864	117,566,233
Currency swaps		36,548,884	33,562,251
Currency options		2,270,594	2,501,983
		184,989,342	153,630,467
Exchange traded:
Currency futures		641,104	1,102,534
		185,630,446	154,733,001
Interest rates related:
Over the counter:
Interest rate forwards and swaps		35,518,719	36,205,843
Interest rate options		258,460	324,238
		35,777,179	36,530,081
Exchange traded:
Interest rate futures		3,293,821	2,465,374
Interest rate options		54,890	-
Interest rate swaps(*)		72,898,275	68,475,400
		76,246,986	70,940,774
		112,024,165	107,470,855
Credit related:
Over the counter:
Credit swaps		4,737,329	4,536,626

Equity related:
Over the counter:
Equity swaps and forwards		2,073,995	2,628,661
Equity options		677,824	508,686
		2,751,819	3,137,347
Exchange traded:
Equity futures		1,678,070	1,638,126
Equity options		3,298,673	4,277,882
		4,976,743	5,916,008
		7,728,562	9,053,355
Commodity related:
Over the counter:
Commodity swaps and forwards		789,930	537,351
Commodity options		11,500	-
		801,430	537,351
Exchange traded:
Commodity futures and options		158,550	263,460
		959,980	800,811
Hedge:
Currency forwards		1,279,598	1,281,945
Currency swaps		3,726,939	4,328,333
Interest rate forwards and swaps		8,695,960	7,844,392
		13,702,497	13,454,670
	~~W~~	324,782,979	290,049,318

(*) The notional amounts of derivatives outstanding those will be settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

10.  Derivatives (continued)

(b) Fair values of derivative instruments as of December 31, 2021 and 2020 are as follows:

		December 31, 2021		December 31, 2020
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	2,183,315	1,797,419	3,135,319	3,021,258
Currency swaps		651,292	748,302	1,145,619	979,022
Currency options		12,218	11,591	33,253	31,871
		2,846,825	2,557,312	4,314,191	4,032,151
Exchange traded:
Currency futures		12	210	90	186
		2,846,837	2,557,522	4,314,281	4,032,337
Interest rates related:
Over the counter:
Interest rate forwards and swaps		166,855	303,227	311,403	363,297
Interest rate options		3,748	611	2,148	2,217
		170,603	303,838	313,551	365,514
Exchange traded:
Interest rate futures		1,701	1,828	900	422
Interest rate options		83	-	-	-
		1,784	1,828	900	422
		172,387	305,666	314,451	365,936
Credit related:
Over the counter:
Credit swaps		493,829	65,103	273,578	29,682
Equity related:
Over the counter:
Equity swap and forwards		28,803	69,880	122,034	48,218
Equity options		3,884	8,671	2,750	9,840
		32,687	78,551	124,784	58,058
Exchange traded:
Equity futures		817	19,903	34,816	7,711
Equity options		6,324	167,237	77,973	153,461
		7,141	187,140	112,789	161,172
		39,828	265,691	237,573	219,230
Commodity related:
Over the counter:
Commodity swaps and forwards		18,557	3,149	5,949	32,693
Commodity options		-	8,406	-	-
		18,557	11,555	5,949	32,693
Exchange traded:
Commodity futures and options		2,688	2,218	11,580	186
		21,245	13,773	17,529	32,879
Hedge:
Currency forwards		106	46,139	91,747	10,507
Currency swaps		63,560	79,407	65,256	186,150
Interest rate forwards and swaps		161,397	253,263	319,500	139,846
		225,063	378,809	476,503	336,503
	~~W~~	3,799,189	3,586,564	5,633,915	5,016,567

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

10.  Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	268,310	(108,854)
Currency swaps		(201,500)	210,072
Currency options		2,007	4,979
		68,817	106,197
Exchange traded:
Currency futures		(199)	(96)
		68,618	106,101
Interest rates related:
Over the counter:
Interest rate forwards and swaps		(142,703)	(73,926)
Interest rate options		792	(372)
		(141,911)	(74,298)
Exchange traded:
Interest rate futures		(4)	4,236
		(141,915)	(70,062)
Credit related:
Over the counter:
Credit swaps		192,729	7,255

Equity related:
Over the counter:
Equity swap and forwards		(176,430)	(15,979)
Equity options		3,307	(2,082)
		(173,123)	(18,061)
Exchange traded:
Equity futures		(19,408)	26,305
Equity options		32,555	196,288
		13,147	222,593
		(159,976)	204,532
Commodity related:
Over the counter:
Commodity swaps and forwards		(19,097)	(13,519)
Commodity options		(4,956)	-
		(24,053)	(13,519)
Exchange traded:
Commodity futures and options		469	11,374
		(23,584)	(2,145)

Hedge		(203,563)	120,700
	~~W~~	(267,691)	366,381

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

10.  Derivatives (continued)

(d) Impact of hedge accounting on the consolidated financial statements

i) Gains(losses) on fair value hedged items and hedging instruments attributable to the hedged ineffectiveness for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Gains on fair value hedges (hedged items)	Losses on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate swaps(*1)	~~W~~	273,219	(281,649)	(8,430)
Foreign exchange risk(*1)		26,547	(32,829)	(6,282)
	~~W~~	299,766	(314,478)	(14,712)

		December 31, 2020
		Losses on fair value hedges (hedged items)	Gains on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate swaps(*1)	~~W~~	(228,266)	233,008	4,742
Foreign exchange risk(*1)		(21,336)	12,071	(9,265)
	~~W~~	(249,602)	245,079	(4,523)

(*1) The related account categories are presented as interest rate swap assets / liabilities and currency swap assets.

(*2) Ineffective portion of hedge: the difference between hedging instruments and hedged items.

		December 31, 2021
		Gains (losses) on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss(*2)	From cash flow hedge reserve to profit or loss reclassified amount
Cash flow hedges:
Interest rate risk(*1)	~~W~~	15,492	(49,882)	-
Foreign exchange risk(*1)		14,439	(14,955)	24,464
Discontinuation of cash flow hedges		-	-	8,799
Hedge of net investments:
Foreign exchange risk(*1)		(74,525)	(2,094)	-
	~~W~~	(44,594)	(66,931)	33,263

ii) Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in the income statement and other comprehensive income are as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

10.  Derivatives (continued)

(d) Impact of hedge accounting on the consolidated financial statements (continued)

ii) Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in the income statement and other comprehensive income are as follows (continued):

		December 31, 2020
		Gains (losses) on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss(*2)	From cash flow hedge reserve to profit or loss reclassified amount
Cash flow hedges:
Interest rate risk(*1)	~~W~~	(3,220)	(343)	-
Foreign exchange risk(*1)		(16,693)	(6,539)	26,405
Discontinuation of cash flow hedges		(45)	-	45
Hedge of net investments:
Foreign exchange risk(*1)		44,049	(2,134)	-
	~~W~~	24,091	(9,016)	26,450

(*1) The related account categories are presented as interest rate swap assets / liabilities and currency swap assets

/ liabilities, currency forwards assets / liabilities and borrowings.

(*2) Ineffective portion of hedge: The difference between hedging instruments and hedged items.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

10.  Derivatives (continued)

(e) Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity

i) Purpose and strategy of risk avoidance

The Group transacts with derivative financial instruments to hedge its interest rate risk and currency risk arising from the assets and liabilities of the Group. The Group applies the fair value hedge accounting for the changes in the market interest rates of the Korean won structured notes, foreign currency generated financial debentures, structured deposits in foreign currencies and foreign currency investment receivables; and cash flow hedge accounting for interest rate swaps and currency swaps to hedge cash flow risk due to interest rates and foreign exchange rates of the Korean won debt, the Korean won bonds, foreign currency bonds, etc. In addition, in order to hedge the exchange rate risk of the net investment in overseas business, the Group applies the net investment hedge accounting for foreign operations using currency forward and non-derivative financial instruments.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	693,057	1,256,392	641,413	158,833	1,589,729	4,356,536	8,695,960
Average price condition(*1)		0.88%	1.21%	1.30%	1.00%	1.00%	0.66%	0.87%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:(*2)
Nominal values:		2,328,042	2,164,591	568,991	699,433	480,878	22,525	6,264,460
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,143.95, JPY/KRW 10.53,

EUR/KRW 1,288.52, GBP/KRW 1,484.00, AUD/KRW 817.06, CAD/KRW 868.95, SGD/KRW 859.87,

CNY/KRW 174.40, SEK/KRW 124.85

		December 31, 2020
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	657,656	640,992	1,217,588	456,688	247,244	4,624,224	7,844,392
Average price condition(*1)		1.12%	0.88%	1.30%	0.98%	0.67%	0.38%	0.67%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:(*2)
Nominal values:		2,340,409	1,448,787	1,734,593	457,199	575,527	250,014	6,806,529
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,154.76, JPY/KRW 10.61, EUR/KRW 1,287.16, GBP/KRW 1,480.30, AUD/KRW 800.67, CAD/KRW 895.95, SGD/KRW 847.09, CNY/KRW 168.84, SEK/KRW 124.60

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

10.  Derivatives (continued)

(e) Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity (continued)

iii) Effect of derivatives on statement financial position, statement of comprehensive income, statement of changes in equity

		December 31, 2021
		Nominal amount	Carrying value of asset(*)	Carrying value of liabilities(*)	Changes in fair value in the period
Fair value hedges
Interest rate swap	~~W~~	7,079,468	156,710	236,758	(277,450)
Currency forward		176,369	-	4,995	(8,835)

Cash flow hedge
Interest rate swap		1,616,492	4,687	16,505	23,257
Currency swap		3,726,939	63,560	79,407	156,271
Currency forward		866,129	106	31,486	(63,659)

Hedge of net investments in foreign operations
Currency forward		237,100	-	9,658	(14,948)
Borrowings		1,257,923	-	1,256,241	(61,672)

(*) The related account categories are presented as interest rate swap assets / liabilities and currency forward assets and liabilities.

		December 31, 2020
		Nominal amount	Carrying value of asset(*)	Carrying value of liabilities(*)	Changes in fair value in the period
Fair value hedges
Interest rate swap	~~W~~	6,965,492	319,294	120,728	181,151
Currency swap		-	-	67	985
Currency forward		254,023	20,093	66	24,481

Cash flow hedge
Interest rate swap		878,900	206	19,118	3,303
Currency swap		4,328,333	65,256	186,083	(8,560)
Currency forward		810,322	60,473	-	(4,181)

Hedge of net investments in foreign operations
Currency forward		217,600	11,181	10,441	(2,991)
Borrowings		1,196,252	-	1,193,269	44,907

(*) The related account categories are presented as interest rate swap assets / liabilities and currency forward assets and liabilities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

10.  Derivatives (continued)

(e) Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity (continued)

iv) Effect of hedging items on statement financial position, statement of comprehensive income, statement of changes in equity

		December 31, 2021
		Carrying value of asset(*)	Carrying value of liabilities(*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes if fair value in the year	Cash flow hedge reserve	Foreign currency conversion reserves
Fair value hedges
Interest rate risk
Borrowings and others	~~W~~	704,942	6,370,330	6,207	(85,441)	274,005	-	-
Foreign exchange risk
Securities in foreign currency		415,693	-	-	-	23,109	-	-
Cash flow hedge
Interest rate risk
Debentures in won and debentures in foreign currency		607,062	1,714,303	-	-	22,432	67,553	-
Foreign exchange risk
Debentures in foreign currency and loans in foreign currency		2,848,303	2,782,574	-	-	336,281	(19,296)	-
Hedge of net investments in foreign operations
Foreign exchange risk
Net assets in foreign operation		-	-	-	-	74,525	-	(66,626)

(*) The related account categories are presented as interest rate swap assets / liabilities and currency forwards.

		December 31, 2020
		Carrying value of asset(*)	Carrying value of liabilities(*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes if fair value in the year	Cash flow hedge reserve	Foreign currency conversion reserves
Fair value hedges
Interest rate risk
Borrowings and others	~~W~~	143,496	6,750,929	6,563	193,452	(175,369)	-	-
Foreign exchange risk
Securities in foreign currency		342,205	-	-	-	(26,927)	-	-
Cash flow hedge
Interest rate risk
Debentures in won and debentures in foreign currency		617,463	1,674,460	-	-	2,296	60,659	-
Foreign exchange risk
Debentures in foreign currency and loans in foreign currency		3,264,740	2,962,041	-	-	(58,557)	(32,001)	-
Hedge of net investments in foreign operations
Foreign exchange risk
Net assets in foreign business establishment		-	-	-	-	44,049	-	(141,151)

(*) The related account categories are presented as interest rate swap assets / liabilities and currency forwards.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

10.  Derivatives (continued)

(f) Hedge relationships affected by an interest rate index

The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate indicator reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item do not change due to the effect of the interest rate index reform. The nominal amount of the hedging instrument related to the interest rate index exposed to the hedging relationship due to the Group's reform of the interest rate index as of December 31, 2021 is as follows:

Interest rate index		Carrying value of hedged item, Assets	Carrying value of hedged item, Liabilities	Nominal amount of hedging instrument
KRW 3M CD (*1)	~~W~~	-	2,509,045	2,580,000
USD 1M LIBOR (*2)		-	241,192	241,842
USD 3M LIBOR(*1),(*2)		539,197	3,589,452	4,187,018
EURIBOR 1M		-	220,992	221,050
EURIBOR 3M		25,094	267,830	293,972
	~~W~~	564,291	6,828,511	7,523,882

(*1) Include nominal amount of the hedging instrument related to the CMS(Constant Maturity Swap) calculated based on the CD and LIBOR rate.

(*2) Exclude the nominal amount that will mature before the end of June 30, 2023, when LIBOR interest rate calculation is discontinued.

The USD LIBOR interest rate will be replaced by a Secured Overnight Financing Rate (SOFR) based on the actual transactions, and the EUR LIBOR interest rate will be replaced by an overnight unsecured rate, Euro Short-Term Rate (ESTER). From November 2021, the "Korea Overnight Financing Repo Rate (KOFR)" has been calculated and disclosed in line with global interest rate benchmark reform, and it is likely to be used as an alternative rate for CD rates. The Group has assumed that in this hedging relationship, the spread which has changed based on SOFR, ESTER and RFR would be similar to the spreads of interest rate swap and interest rate forward used as the hedging instrument. Besides this, the Group did not make assumptions on further changes of conditions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

11.  Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized cost as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	25,687,070	19,370,393
Financial institutions bonds		19,702,292	20,053,716
Corporate bonds and others		18,417,557	17,985,324
		63,806,919	57,409,433
Equity securities(*):
Stocks		922,579	777,901
Equity investments		4,118	4,445
Others		104,707	124,333
		1,031,404	906,679
		64,838,323	58,316,112
Securities at amortized cost:
Debt securities:
Government bonds		34,679,301	31,816,320
Financial institutions bonds		3,423,536	3,835,577
Corporate bonds and others		11,827,239	11,630,726
		49,930,076	47,282,623
	~~W~~	114,768,399	105,598,735

(*) Equity securities in the above table are classified as other comprehensive income - equity securities designated as fair value items, and other comprehensive income and fair value options are exercised for the purpose of holding as required by the policy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

11.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	57,142,298	267,135	57,409,433	47,293,109	-	47,293,109
Transfer (from)to 12-month expected credit loss		51,055	(51,055)	-	-	-	-
Transfer (from)to life time expected credit loss		(35,665)	35,665	-	(35,505)	35,505	-
Net increase and decrease(*)		6,496,445	(98,959)	6,397,486	2,653,129	785	2,653,914
Ending balance	~~W~~	63,654,133	152,786	63,806,919	49,910,733	36,290	49,947,023

(*) Included the effects from changes in purchase, disposal, repayment, foreign exchange rate, amortization of fair value adjustments recognized through business combination accountings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

11.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Debt securities at fair value through other comprehensive income			Debt at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	58,334,000	239,094	58,573,094	45,568,563	23,272	45,591,835
Transfer (from)to 12-month expected credit loss		30,233	(30,233)	-	-	-	-
Transfer (from)to life time expected credit loss		(83,132)	83,132	-	-	-	-
Net increase and decrease(*)		(1,138,803)	(24,858)	(1,163,661)	1,724,546	(23,272)	1,701,274
Ending balance	~~W~~	57,142,298	267,135	57,409,433	47,293,109	-	47,293,109

(*) Included the effects from changes in purchase, disposal, repayment, foreign exchange rate, amortization of fair value adjustments recognized through business combination accountings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

11.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12 months expected credit loss	Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	22,493	678	23,171	10,486	-	10,486
Transfer (from)to 12-month expected credit loss		33	(33)	-	-	-	-
Transfer (from)to life time expected credit loss		(63)	63	-	(216)	216	-
Provision (reversal)		19,722	(25)	19,697	5,065	240	5,305
Disposal and others(*)		(5,302)	(80)	(5,382)	1,149	7	1,156
Ending balance	~~W~~	36,883	603	37,486	16,484	463	16,947

(*) Included the effects from changes in foreign exchange rate, debt restructuring, investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

11.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2020
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12 months expected credit loss	Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	27,581	655	28,236	9,759	11	9,770
Transfer (from)to 12-month expected credit loss		22	(22)	-	-	-	-
Transfer (from)to life time expected credit loss		(193)	193	-	-	-	-
Provision (reversal)		3,480	349	3,829	1,086	(11)	1,075
Disposal and others(*)		(8,397)	(497)	(8,894)	(359)	-	(359)
Ending balance	~~W~~	22,493	678	23,171	10,486	-	10,486

(*) Included the effects from changes in foreign exchange rate, debt restructuring, investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

11.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020

Gain on disposal of securities at FVOCI	~~W~~	131,189	301,920
Loss on disposal of securities at FVOCI		(45,593)	(28,127)
Gain on disposal of securities at amortized cost(*)		24	42
Loss on disposal of securities at amortized cost(*)		(343)	(67)
	~~W~~	85,277	273,768

(*) The issuers of those securities have exercised the early redemption options and the others.

(e) Income or loss on equity securities at fair value through other comprehensive income

i) The Group recognizes dividends, amounting to ~~W~~24,216 million and ~~W~~21,503 million, related to equity securities at fair value through other comprehensive income for the years ended December 31, 2021 and 2020, respectively.

ii) The details of disposal of equity securities at fair value through other comprehensive income for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
		Stocks acquired by investment conversion
Fair value at the date of disposal	~~W~~	84,624	69,969
Cumulative net gain at the time of disposal		(42,058)	(38,380)

(*) The reason for the disposal is the disposal of stocks acquired by investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

12.  Loans at amortized cost, etc.

(a) Loans at amortized cost for configuration by customer as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Retail loans	~~W~~	159,006,999	146,789,916
Corporate loans		199,465,807	179,011,251
Public and other loans		3,468,917	3,734,629
Loans between banks		3,849,565	5,492,400
Credit card receivables		25,999,576	23,759,422
		391,790,864	358,787,618
Discount		(30,001)	(21,948)
Deferred loan origination costs		543,361	516,815
		392,304,224	359,282,485
Less: Allowance for credit loss		(3,167,068)	(3,060,966)
	~~W~~	389,137,156	356,221,519

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

12.  Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans at amortized cost, etc. as of December 31, 2021 and 2020 are as follows:

i) Loans at amortized cost

		December 31, 2021
		Retail			Corporate			Credit card			Others
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	138,516,630	8,215,137	466,427	152,338,024	26,210,417	1,057,932	18,969,258	3,951,689	468,377	8,405,173	665,196	18,225	359,282,485
Transfer (from) to 12 months expected credit losses		3,200,712	(3,192,315)	(8,397)	6,566,663	(6,494,160)	(72,503)	390,658	(390,593)	(65)	43,343	(43,343)	-	-
Transfer (from) to lifetime expected credit losses		(3,482,541)	3,516,278	(33,737)	(9,636,590)	9,659,114	(22,524)	(674,961)	675,063	(102)	(94,270)	94,272	(2)	-
Transfer (from) to credit- impaired financial assets		(194,192)	(134,008)	328,200	(230,972)	(322,361)	553,333	(110,704)	(158,036)	268,740	(896)	(2)	898	-
Net increase and decrease(*1)		12,821,174	(255,318)	38,153	20,922,205	(222,364)	(146,801)	2,772,167	88,680	287,576	(1,810,906)	(47,466)	(108)	34,446,992
Charge off(*2)		-	-	(279,789)	-	-	(299,661)	-	-	(566,944)	-	-	(1,218)	(1,147,612)
Disposal		-	(724)	(53,241)	(84,433)	(180)	(139,019)	-	-	-	-	-	(44)	(277,641)
Ending balance	~~W~~	150,861,783	8,149,050	457,616	169,874,897	28,830,466	930,757	21,346,418	4,166,803	457,582	6,542,444	668,657	17,751	392,304,224

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~10,613,730 million, which is written off as of December 31, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

12.  Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans at amortized cost, etc. as of December 31, 2021 and 2020 are as follows (continued):

ii) Due from banks at amortized cost and other financial assets

		December 31, 2021
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	51,881,798	99,899	57,658	52,039,355
Transfer (from) to 12 month expected credit losses		13,111	(13,079)	(32)	-
Transfer (from) to lifetime expected credit losses		(29,026)	29,048	(22)	-
Transfer (from) to credit- impaired financial assets		(1,049)	(11,797)	12,846	-
Net increase and decrease(*)		(4,315,675)	580	37,428	(4,277,667)
Charge off		-	-	(27,929)	(27,929)
Disposal		-	(1)	(855)	(856)
Ending balance	~~W~~	47,549,159	104,650	79,094	47,732,903

(*) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

12.  Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans at amortized cost, etc. as of December 31, 2021 and 2020 are as follows (continued):

i) Loans at amortized cost (continued)

		December 31, 2020
		Retail			Corporate			Credit card			Others
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	126,586,551	7,870,908	415,892	135,591,673	24,661,662	1,001,587	19,419,606	4,124,576	444,235	5,167,393	629,468	16,263	325,929,814
Transfer (from) to 12 months expected credit losses		2,891,847	(2,885,809)	(6,038)	6,009,242	(6,006,226)	(3,016)	351,253	(350,651)	(602)	15,976	(15,976)	-	-
Transfer (from) to lifetime expected credit losses		(3,916,612)	3,944,714	(28,102)	(9,015,428)	9,027,416	(11,988)	(571,971)	572,291	(320)	(85,337)	85,337	-	-
Transfer (from) to credit- impaired financial assets		(189,681)	(157,637)	347,318	(195,863)	(441,969)	637,832	(114,388)	(191,777)	306,165	(3,964)	(37)	4,001	-
Net increase and decrease(*1)		13,457,675	(556,142)	81,131	20,679,401	(1,030,466)	15,944	(115,242)	(202,750)	290,907	3,311,105	(33,596)	2,402	35,900,369
Charge off(*2)		-	-	(254,723)	-	-	(317,514)	-	-	(572,008)	-	-	(2,531)	(1,146,776)
Disposal		(313,150)	(897)	(89,051)	(731,001)	-	(264,913)	-	-	-	-	-	(1,910)	(1,400,922)
Ending balance	~~W~~	138,516,630	8,215,137	466,427	152,338,024	26,210,417	1,057,932	18,969,258	3,951,689	468,377	8,405,173	665,196	18,225	359,282,485

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~10,436,407 million, which is written off as of December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

12.  Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans at amortized cost, etc. as of December 31, 2021 and 2020 are as follows (continued):

ii) Due from banks at amortized cost and other financial assets (continued)

		December 31, 2020
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	43,245,002	106,517	45,965	43,397,484
Transfer (from) to 12 month expected credit losses		15,157	(15,123)	(34)	-
Transfer (from) to lifetime expected credit losses		(25,839)	25,848	(9)	-
Transfer (from) to credit- impaired financial assets		(1,628)	(7,342)	8,970	-
Net increase and decrease(*)		8,633,124	(10,001)	30,490	8,653,613
Charge off		-	-	(26,814)	(26,814)
Disposal		-	-	(910)	(910)
Business combination(Note 47)		15,982	-	-	15,982
Ending balance	~~W~~	51,881,798	99,899	57,658	52,039,355

(*) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

12.  Loans at amortized cost, etc. (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2021 and 2020 are as follows:

i) Loans at amortized cost

		December 31, 2021
		Retail			Corporate			Credit cards			Others
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	149,034	86,048	198,440	568,614	665,083	481,244	203,908	374,453	306,690	11,434	9,601	6,417	3,060,966
Transfer (from) to 12 months expected credit losses		20,528	(19,794)	(734)	85,187	(79,571)	(5,616)	26,178	(26,149)	(29)	200	(200)	-	-
Transfer (from) to lifetime expected credit losses		(9,078)	21,383	(12,305)	(55,055)	63,834	(8,779)	(14,471)	14,548	(77)	(359)	359	-	-
Transfer (from) to credit- impaired financial assets		(3,203)	(7,112)	10,315	(1,830)	(48,468)	50,298	(1,003)	(1,503)	2,506	(7)	-	7	-
Provision (reversal)		10,812	(1,321)	154,260	(68,403)	135,401	263,327	75,981	202,000	137,456	(1,342)	(503)	(598)	907,070
Charge off		-	-	(279,789)	-	-	(299,661)	-	-	(566,944)	-	-	(1,218)	(1,147,612)
Amortization of discount		-	-	(4,651)	-	-	(12,894)	-	-	7,973	-	-	-	(9,572)
Disposal		-	(1)	(13,617)	(6)	-	(14,528)	-	-	-	-	-	(1)	(28,153)
Collection		-	-	103,316	-	-	76,245	-	-	207,631	-	-	887	388,079
Others(*)		5,912	11,209	34,571	1,793	5,973	(9,310)	(85,882)	(162,272)	194,026	269	1	-	(3,710)
Ending balance	~~W~~	174,005	90,412	189,806	530,300	742,252	520,326	204,711	401,077	289,232	10,195	9,258	5,494	3,167,068

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

12.  Loans at amortized cost, etc. (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2021 and 2020 are as follows (continued):

ii) Due from banks at amortized cost and other financial assets

		December 31, 2021
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	35,691	8,281	48,930	92,902
Transfer (from) to 12 months expected credit losses		241	(230)	(11)	-
Transfer (from) to lifetime expected credit losses		(284)	288	(4)	-
Transfer (from) to credit- impaired financial assets		(290)	(2,012)	2,302	-
Provision (reversal)		8,555	1,426	42,181	52,162
Charge off		-	-	(27,929)	(27,929)
Disposal		-	-	(40)	(40)
Collection		-	-	2,357	2,357
Others (*2)		139,995	255	2,257	142,507
Ending balance	~~W~~	183,908	8,008	70,043	261,959

(*1) It includes allowances for expected credit losses of deposits at amortized cost and other financial assets.

(*2) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

12.  Loans at amortized cost, etc. (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2021 and 2020 are as follows (continued):

i) Loans at amortized cost

		December 31, 2020
		Retail			Corporate			Credit cards			Others
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	133,412	91,025	169,038	419,752	531,286	469,207	173,884	365,248	314,850	7,501	7,481	2,151	2,684,835
Transfer (from) to 12 months expected credit losses		20,082	(19,487)	(595)	67,590	(66,777)	(813)	22,148	(21,591)	(557)	164	(164)	-	-
Transfer (from) to lifetime expected credit losses		(9,077)	18,772	(9,695)	(49,727)	55,512	(5,785)	(11,568)	11,834	(266)	(242)	242	-	-
Transfer (from) to credit- impaired financial assets		(3,247)	(9,010)	12,257	(1,590)	(52,383)	53,973	(901)	(2,041)	2,942	(13)	(9)	22	-
Provision (reversal)		5,253	(5,319)	199,765	149,400	211,341	265,557	103,793	210,592	137,254	4,188	2,048	6,823	1,290,695
Charge off		-	-	(254,723)	-	-	(317,514)	-	-	(572,008)	-	-	(2,531)	(1,146,776)
Amortization of discount		-	-	(5,630)	-	-	(15,151)	-	-	(7,807)	-	-	-	(28,588)
Disposal		(343)	(8)	(18,605)	(726)	-	(24,473)	-	-	-	-	-	(182)	(44,337)
Collection		-	-	85,819	-	-	63,822	-	-	200,234	-	-	134	350,009
Others (*)		2,954	10,075	20,809	(16,085)	(13,896)	(7,579)	(83,448)	(189,589)	232,048	(164)	3	-	(44,872)
Ending balance	~~W~~	149,034	86,048	198,440	568,614	665,083	481,244	203,908	374,453	306,690	11,434	9,601	6,417	3,060,966

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

12.  Loans at amortized cost, etc. (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2021 and 2020 are as follows (continued):

ii) Due from banks at amortized cost and other financial assets

		December 31, 2020
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	33,987	7,272	37,590	78,849
Transfer (from) to 12 months expected credit losses		286	(273)	(13)	-
Transfer (from) to lifetime expected credit losses		(259)	264	(5)	-
Transfer (from) to credit- impaired financial assets		(256)	(1,492)	1,748	-
Provision (reversal)		(2,143)	2,650	33,278	33,785
Charge off		-	-	(26,814)	(26,814)
Disposal		(2)	-	(32)	(34)
Collection		-	-	2,166	2,166
Others (*2)		4,078	(140)	1,012	4,950
Ending balance	~~W~~	35,691	8,281	48,930	92,902

(*1) It includes allowances for expected credit losses of deposits at amortized cost and other financial assets.

(*2) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate.

(d) Changes in deferred loan origination costs for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Beginning balance	~~W~~	516,815	534,530
Loan origination		255,482	257,034
Amortization, etc.		(228,936)	(274,749)
Ending balance	~~W~~	543,361	516,815

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

13. Property and equipment

(a) Details of property and equipment as of December 31, 2021 and 2020 are as follows:

			December 31, 2021
		Acquisition cost	Accumulated depreciation	Accumulated Impairment	Carrying value
Land	~~W~~	2,173,134	-	-	2,173,134
Buildings		1,210,401	(446,321)	(7,594)	756,486
Right-of-use assets		1,229,169	(621,042)	-	608,127
Other assets		2,294,740	(1,786,323)	-	508,417
	~~W~~	6,907,444	(2,853,686)	(7,594)	4,046,164

		December 31, 2020
		Acquisition cost	Accumulated depreciation	Carrying value
Land	~~W~~	2,219,227	-	2,219,227
Buildings		1,230,187	(419,426)	810,761
Right-of-use assets		1,016,183	(425,766)	590,417
Other assets		2,197,485	(1,828,193)	369,292
	~~W~~	6,663,082	(2,673,385)	3,989,697

(b) Changes in property and equipment for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Land	Buildings	Right-of-use assets	Others	Total
Beginning balance	~~W~~	2,219,227	810,761	590,417	369,292	3,989,697
Acquisition(*1)		513	32,777	316,925	289,614	639,829
Disposal		(709)	(1,378)	(26,930)	(5,086)	(34,103)
Depreciation(*2)		-	(49,646)	(289,585)	(154,104)	(493,335)
Impairment		-	(7,594)	-	-	(7,594)
Amounts transferred from(to) investment property		(46,046)	(27,727)	-	-	(73,773)
Amounts transferred from(to) intangible assets		-	-	-	3,676	3,676
Amounts transferred from(to) non-current assets held for sale(*3)		(169)	(853)	-	-	(1,022)
Effects of foreign currency adjustments		318	146	17,300	5,025	22,789
Ending balance	~~W~~	2,173,134	756,486	608,127	508,417	4,046,164

(*1) ~~W~~18,748 million transferred from assets-under-construction is included.

(*2) Included in general administrative expense and other operating income(loss) of the consolidated statements of comprehensive income.

(*3) Includes buildings, land, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

13. Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Land	Buildings	Right-of-use assets	Others	Total
Beginning balance	~~W~~	1,815,112	790,449	1,112,796	364,971	4,083,328
Acquisition(*1)		78,066	56,828	305,958	140,958	581,810
Disposal		(92,683)	(46,897)	(24,173)	(2,398)	(166,151)
Depreciation		-	(56,041)	(286,028)	(133,437)	(475,506)
Amounts transferred from(to) investment property		55,316	(51,252)	-	-	4,064
Amounts transferred from(to) intangible assets		-	-	-	3,738	3,738
Amounts transferred from(to) non-current assets held for sale(*2)		(31,622)	(11)	-	-	(31,633)
Amounts transferred from(to) right-of-use assets		395,346	118,091	(513,437)	-	-
Others		-	-	-	(2,235)	(2,235)
Effects of foreign currency adjustments		(308)	(406)	(5,380)	(2,459)	(8,553)
Business combination (Note 47)		-	-	681	154	835
Ending balance	~~W~~	2,219,227	810,761	590,417	369,292	3,989,697

(*1) ~~W~~56,575 million transferred from assets-under-construction is included.

(*2) Includes buildings, land, etc.

(c) Insured assets and liability insurance as of December 31, 2021 are as follows:

	December 31, 2021
Type of insurance	Insured assets and objects	Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash(including ATM)	25,500	Samsung Fire & Marine Insurance Co., Ltd., etc.
Comprehensive Property insurance	Property Total Risk, Machine Risk, General Liability Collateral	1,920,218	Samsung Fire & Marine Insurance Co., Ltd., etc.
Fire insurance	Business property and real estate	26,164	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	Officer liability of executives	50,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for employee accident	Employee	79,798	Meritz Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash and securities	79,755	Samsung Fire & Marine Insurance Co., Ltd., etc.
Others	Personal information liability insurance etc.	33,478	Samsung Fire & Marine Insurance Co., Ltd., etc.

(*) Aside from the insurance mentioned above, the Group has entered into car insurance, medical insurance, and property insurance.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

14. Intangible assets

(a) Details of intangible assets as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Goodwill	~~W~~	4,670,134	4,689,792
Software		192,582	144,535
Development cost		229,148	183,592
Others		552,918	462,700
	~~W~~	5,644,782	5,480,619

(b) Changes in intangible assets for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Goodwill	Software	Development cost	Others	Total
Beginning balance	~~W~~	4,689,792	144,535	183,592	462,700	5,480,619
Acquisition		-	103,929	127,993	225,228	457,150
Disposal and Write-off		-	(2,341)	(719)	(5,349)	(8,409)
Amounts transferred from(to) property and equipment		-	-	(3,676)	-	(3,676)
Impairment(*1)		(33,509)	-	(270)	(765)	(34,544)
Amortization(*2)		-	(55,531)	(77,734)	(129,615)	(262,880)
Effects of changes in foreign exchange rate		-	1,990	(38)	719	2,671
Business combination (Note 47)		13,851	-	-	-	13,851
Ending balance	~~W~~	4,670,134	192,582	229,148	552,918	5,644,782

(*1) Goodwill impairment has occurred at Shinhan Bank Indonesia within the banking sector and PT Shinhan Sekuritas Indonesia within the securities sector among the cash-generating units. After the impairment test for goodwill of Shinhan Bank Indonesia, among the carrying value exceeding recoverable amount of cash-generating unit, which is ~~W~~32,396 million, the Group has recognized ~~W~~32,072 million as an impairment of goodwill which is 99% of the Group’s total stake. After the impairment test for goodwill of PT Shinhan Sekuritas Indonesia, among the carrying value exceeding recoverable amount of cash-generating unit, which is ~~W~~2,595 million, the Group has recognized ~~W~~2,569 million as an impairment of goodwill which is 99% of the Group’s total stake. This has occurred as a result of the persistent low-interest rate in Indonesia, the impact of COVID-19, and the decrease in the recoverable amount due to increased provisions of corporate borrowers. For the year ended December 31, 2021, the decrease in the asset’s recoverable amount in comparison to the previous year is ~~W~~56,587 million and ~~W~~8,715 million, respectively. The amount of goodwill impairment recognized is included in the non-operating expenses of the consolidated statement of comprehensive income.

(*2) Included in general administrative expense and other operating income(expense) of the consolidated statements of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

14. Intangible assets

(b) Changes in intangible assets for the years ended December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Goodwill	Software	Development cost	Others	Total
Beginning balance	~~W~~	4,690,049	129,235	144,100	595,330	5,558,714
Acquisition		-	64,195	105,101	64,079	233,375
Disposal and Write-off		-	(1)	(75)	(26,785)	(26,861)
Amounts transferred from(to) property and equipment		-	1,415	(7,820)	2,667	(3,738)
Impairment(*1)(*2)		(14,235)	-	-	(27,075)	(41,310)
Amortization(*3)		-	(49,159)	(57,690)	(145,756)	(252,605)
Effects of changes in foreign exchange rates		-	(1,150)	(24)	(222)	(1,396)
Business combination (Note 47)		13,978	-	-	462	14,440
Ending balance	~~W~~	4,689,792	144,535	183,592	462,700	5,480,619

(*1) The number of customer contacts decreased due to the decrease in the base interest rate in Indonesia in 2020 and the impact of COVID-19. Therefore, reclaimable amount decreased due to reduced loan and increased provisioning by corporate borrowers. PT Bank Shinhan Indonesia’s CGUs can recover ~~W~~ 409,968 million. The carrying value exceeding the recoverable amount of PT Bank Shinhan Indonesia’s CGUs is ~~W~~ 14,379 million. The Group recognized as impairment losses of ~~W~~ 14,235 million based on the 99% stake the Group owns.

(*2) The Group reviewed the recoverable value of intangible assets related to the rights to be the depository bank of local governments due to the performance below forecast and future prospects. For the year ended December 31, 2020, the impairment loss amounted to ~~W~~27,133 million. The impairment loss is included in the non-operating expenses in the consolidated statement of comprehensive income.

(*3) Included in general administrative expense and other operating income(expense) of the consolidated statements of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

14. Intangible asset (continued)

(c) Goodwill

i) Goodwill allocated in the Group’s CGUs as of December 31, 2021 and 2020

		December 31, 2021	December 31, 2020
Banking	~~W~~	764,883	795,823
Credit card		2,880,383	2,880,383
Securities		5,335	7,904
Life insurance		853,798	839,947
Others		165,735	165,735
	~~W~~	4,670,134	4,689,792

ii) Changes in goodwill for the years ended December 31, 2021 and 2020

		December 31, 2021	December 31, 2020
Beginning balance	~~W~~	4,689,792	4,690,049
Acquisitions through business combinations (*1)(*2)		13,851	13,978
Impairment losses		(33,509)	(14,235)
Ending balance	~~W~~	4,670,134	4,689,792

(*1) It is the goodwill recognized by Shinhan Financial Plus, a subsidiary acquired in the period, from a business transfer for the GF division and IMGA division of Leaders Financial Marketing (Note 47).

(*2) It is the goodwill recognized by the Group as it newly acquired the Shinhan Venture Investment Co., Ltd.for the year ended December 31, 2020 (Note 47).

iii) Goodwill impairment test

The recoverable amounts of each CGU are evaluated based on their respective value in use.

- Explanation on evaluation method

The income approach is applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU.

- Projection period

When evaluating the value in use, 4.5 years ~5.5 years of cash flow estimates are used in projection and the value thereafter is reflected as terminal value. 99 years of cash flow estimates for Shinhan Life Insurance Co., Ltd. is applied and the present value of the future cash flows thereafter is not applied as it is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

14.  Intangible assets, net (continued)

- Discount rates and terminal growth rates

The required rates of return expected by shareholders are applied to the discount rates. It is calculated in consideration of which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). In addition, terminal growth rate is estimated based on inflation rate.

Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rate(%)	Terminal growth rate(%)
Banking	9.7 ~ 12.1	1.0 ~ 2.0
Credit card	9.3 ~ 11.8	1.0 ~ 2.0
Securities	11.6 ~ 12.6	2.0
Life insurance	7.5 ~ 12.7	-
Others	10.8 ~ 14.9	1.0

iv) Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than life insurance components) are as follows:

	2021	2022	2023	2024	2025	2026
CPI growth(%)	2.2	1.7	1.4	1.7	1.5	1.5
Private consumption growth(%)	3.1	2.6	2.5	2.7	2.6	2.6
Real GDP growth(%)	3.8	2.7	2.5	3.0	2.8	2.8

Key assumptions used in the discounted cash flow calculations of life insurance (Shinhan life insurance) components are as follows:

Key assumptions
Rate of return on investment(%)	3.1
Risk-based capital ratio(%)	150.0

v) Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated, are as follows:

		Amount
Total recoverable amount	~~W~~	51,932,888
Total carrying value(*1)		45,482,263
	~~W~~	6,450,625

(*1) It is the carrying value after reflecting the impairment loss in the banking and securities sector.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates

Investees	Country	Reporting date	Ownership (%)
			December 31, 2021	December 31, 2020
BNP Paribas Cardif Life Insurance (*1)(*2)	Korea	September 30	14.99	14.99
Songrim Partners (*3)(*4)	Korea	December 31	35.34	35.34
Partners 4th Growth Investment Fund (*1)	Korea	September 30	25.00	25.00
KTB Newlake Global Healthcare PEF (*1)	Korea	September 30	30.00	30.00
Daekwang Semiconductor Co., Ltd. (*7)	Korea	-	-	20.94
Shinhan-Neoplux Energy Newbiz Fund(*5)	Korea	December 31	31.66	31.66
Shinhan-Albatross tech investment Fund(*5)	Korea	December 31	50.00	49.97
VOGO Debt Strategy Qualified IV Private	Korea	December 31	20.00	20.00
Shinhan-Midas Donga Secondary Fund(*6)	Korea	December 31	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	December 31	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund(*9)	Korea	December 31	18.87	18.87
Credian Healthcare Private Equity Fund II(*7)	Korea	-	-	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	December 31	50.00	50.00
AIP EURO Green Private Real Estate Trust No.3	Korea	December 31	21.28	21.28
Shinhan Global Healthcare Fund 1(*9)	Korea	December 31	4.41	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7(*7)	Korea	-	-	33.33
KB NA Hickory Private Special Asset Fund	Korea	December 31	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	December 31	44.02	44.02
BNP Paribas Cardif General Insurance(*9)	Korea	December 31	5.46	7.46
Hermes Private Investment Equity Fund	Korea	December 31	29.17	29.17
Shinhan-Nvestor Liquidity Solution Fund	Korea	December 31	24.92	24.92
Shinhan AIM FoF Fund 1a	Korea	December 31	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	December 31	25.00	25.00
Partner One Value up I Private Equity Fund	Korea	December 31	27.91	27.91
Genesis No.1 Private Equity Fund	Korea	December 31	22.80	22.80
Korea Omega Project Fund III	Korea	December 31	23.53	23.53
Soo Delivery Platform Growth Fund	Korea	December 31	30.00	30.00
Genesis North America Power Company No.1 PEF	Korea	December 31	40.03	39.96
Hyungje art printing(*12)	Korea	-	-	31.54
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	December 31	23.33	23.33
Korea Finance Security (*1),(*9)	Korea	September 30	14.91	14.91
Multimedia Tech Co.Ltd.(*12)	Korea	-	-	21.06
MIEL CO.,LTD.(*3),(*4)	Korea	December 31	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	December 31	35.73	35.73
DB Epic Convertiblebond Private Trust No.2(*7)	Korea	-	-	50.98
E&Healthcare Investment Fund No.6	Korea	December 31	21.05	21.05
One Shinhan Global Fund 1(*5)	Korea	December 31	20.56	19.96
Kiwoom-Shinhan Innovation Fund I(*6)	Korea	December 31	50.00	50.00

(a) Investments in associates as of December 31, 2021 and 2020 are as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(a) Investments in associates as of December 31, 2021 and 2020 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2021	December 31, 2020
Daishin-K&T New Technology Investment Fund	Korea	December 31	31.25	31.25
Midas Asset Global CRE Debt Private Fund No.6	Korea	December 31	41.16	41.16
Richmond Private Investment Trust No.82(*7)	Korea	-	-	60.00
Tiger Alternative Real Estate Professional Private5(*7)	Korea	-	-	48.71
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	December 31	42.92	42.92
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	December 31	20.00	20.00
NH-Amundi Global Infrastructure Trust 14	Korea	December 31	30.00	30.00
Jarvis Memorial Private Investment Trust 1(*6)	Korea	December 31	99.01	99.01
Mastern Private Private Investment Trust 68(*7)	Korea	-	-	53.76
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37(*8)	Korea	December 31	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	December 31	32.06	32.06
IGIS Private Real Estate Investment Trust 286(*7)	Korea	-	-	41.44
Nomura-Rifa Private Real Estate Investment Trust 31	Korea	December 31	31.31	31.31
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Korea	December 31	21.27	21.27
Hana Semiconductor New Technology Fund(*7)	Korea	-	-	24.30
J&Magnet Startup Venture Specialized Private Equity Fund(*7)	Korea	-	-	24.39
Cape IT Fund No.3	Korea	December 31	32.89	32.89
FuturePlay-Shinhan TechInnovation Fund 1(*6)	Korea	December 31	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	December 31	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	December 31	21.64	21.64
Korea Credit Bureau(*1),(*9)	Korea	September 30	9.00	9.00
Goduck Gangil1 PFV Co., Ltd.(*1),(*9)	Korea	September 30	1.04	1.04
SBC PFV Co., Ltd.(*1),(*10)	Korea	September 30	25.00	25.00
NH-amundi global infra private fund 16	Korea	December 31	50.00	50.00
IMM Global Private Equity Fund	Korea	December 31	33.00	33.00
HANA Alternative Estate Professional Private122(*8)	Korea	December 31	74.02	75.19
Hanwha-Incus Plus New Technology Fund No.1(*7)	Korea	-	-	42.64
SH Corporate Professional Investment Type Private Security Investment Trust No.7	Korea	December 31	45.96	45.96
SH BNCT Professional Investment Type Private Special Asset Investment Trust(*11)	Korea	December 31	72.50	72.39
PSA EMP Private Equity Fund(*7)	Korea	-	-	28.99
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24(*8)	Korea	December 31	52.28	52.28
BRAIN DO PROFESSIONALE PRIVATE No. 27	Korea	December 31	29.13	29.13
UI Venture Fund 7th(*7)	Korea	-	-	24.39
Sparklabs-Shinhan Opportunity Fund 1	Korea	December 31	49.50	49.50
BNW Tech-Innovation Private Equity Fund	Korea	December 31	29.85	29.85
IGIS Real-estate Private Investment Trust No.33	Korea	December 31	40.86	40.86
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust(*7)	Korea	-	-	31.58
WWG Global Real Estate Investment Trust no.4	Korea	December 31	29.55	29.55
Goduck Gangil10 PFV Co., Ltd(*1),(*9)	Korea	September 30	19.90	19.90
Fidelis Global Private Real Estate Trust No.2(*8)	Korea	December 31	78.26	78.26

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(a) Investments in associates as of December 31, 2021 and 2020 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2021	December 31, 2020
IGIS PRIVATE REAL ESTATE TRUST NO.331(*7)	Korea	-	-	30.77
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	December 31	28.70	28.70
Shinhan Healthcare Fund 2(*9)	Korea	December 31	13.68	13.68
Pebblestone CGV Private Real Estate Trust No.1	Korea	December 31	48.53	48.53
SH Corporate Professional Investment Type Private Security Investment Trust No.45	Korea	December 31	43.65	-
Shinhan AIM Real Estate Fund No.2	Korea	December 31	30.00	30.00
Shinhan AIM Real Estate Fund No.1	Korea	December 31	21.01	21.01
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	December 31	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	December 31	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(*8)	Korea	December 31	71.43	71.43
SH Japan Photovoltaic Private Special Asset Investment Trust No.1(*7)	Korea	-	-	30.00
Korea Omega-Shinhan Project Fund I(*6)	Korea	December 31	50.00	50.00
ST-Bonanja Food tech	Korea	December 31	38.83	38.83
New Green Shinhan Mezzanine Fund(*7)	Korea	-	-	39.22
KORAMKO-Daum Professional Private Investment Trust No.12(*7)	Korea	-	-	33.33
Samsung SRA Real Estate Professional Private 45	Korea	December 31	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	December 31	28.98	28.98
VS Cornerstone Fund	Korea	December 31	41.18	41.18
Aone Mezzanine Opportunity Professional Private (*8)	Korea	December 31	66.09	66.12
KiwoomUnicorn3 New Technology Business Investment Fund(*7)	Korea	-	-	21.28
Multi Asset The United States Thortons Professional Private1(*7)	Korea	-	-	25.00
Kiwoom Milestone US Real Estate Professional Private20(*7)	Korea	-	-	75.27
NH-Amundi US Infrastructure Private Fund2	Korea	December 31	25.91	25.91
KB Distribution Private Real Estate1(*8)	Korea	December 31	62.00	62.00
SH Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust(*7)	Korea	-	-	28.93
SH Japan Photovoltaic Private Special Asset Investment Trust No.2	Korea	December 31	30.00	30.00
Kakao-Shinhan 1st TNYT Fund	Korea	December 31	48.62	48.62
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Korea	December 31	20.00	20.02
Pacific Private Placement Real Estate Fund No.40	Korea	December 31	24.73	24.73
Mastern Private Real Estate Loan Fund No.2	Korea	December 31	33.57	33.57
LB Scotland Amazon Fulfillment Center Fund 29(*8)	Korea	December 31	70.14	70.14
JR AMC Hungary Budapest Office Fund 16	Korea	December 31	32.57	32.57
IGIS 372 Real Estate Professional Private(*7)	Korea	-	-	28.39
EDNCENTRAL Co.,Ltd.(*9)	Korea	December 31	19.87	19.87
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund(*7)	Korea	-	-	19.00
Future-Creation Neoplux Venture Capital Fund(*5)	Korea	December 31	16.25	16.25
Gyeonggi-Neoplux Superman Fund(*5)	Korea	December 31	21.76	21.76
NewWave 6th Fund(*5)	Korea	December 31	30.00	30.00
KTC-NP Growth Champ 2011-2 Private Equity Fund(*5)	Korea	December 31	5.56	5.56

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(a) Investments in associates as of December 31, 2021 and 2020 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2021	December 31, 2020
Neoplux No.3 Private Equity Fund(*5)	Korea	December 31	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	December 31	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	December 31	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	December 31	20.00	20.00
AION ELFIS PROFESSIONAL PRIVATE 1	Korea	December 31	20.00	20.00
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business	Korea	December 31	29.68	29.68
Neoplux Market-Frontier Secondary Fund(*5)	Korea	December 31	19.74	19.74
Harvest Private Equity Fund II	Korea	December 31	22.06	22.06
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	December 31	28.17	28.17
KAIM Real-estate Private Investment Trust 20	Korea	December 31	38.46	38.46
KIAMCO Vietnam Solar Special Asset Private Investment Trust(*6)	Korea	December 31	50.00	50.00
Daishin New Technology Investment Fund 5th	Korea	December 31	23.44	23.44
CSQUARE SNIPER PROFESSIONAL PRIVATE 10(*8)	Korea	December 31	62.50	62.50
Acurus Hyundai Investment Partners New Technology	Korea	December 31	26.79	26.79
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1(*8)	Korea	December 31	97.10	97.85
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2(*8)	Korea	December 31	97.10	97.85
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	Korea	December 31	25.00	25.00
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395(*7)	Korea	-	-	58.82
SHINHAN-NEO Core Industrial Technology Fund(*5)	Korea	December 31	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	December 31	30.00	30.00
SIMONE Mezzanine Fund No.3	Korea	December 31	29.38	29.38
Eum Private Equity Fund No.7	Korea	December 31	21.00	21.00
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund	Korea	December 31	25.00	25.00
Kiwoom Hero No.4 Private Equity Fund	Korea	December 31	21.05	21.05
Vogo Canister Professional Trust Private Fund I	Korea	December 31	36.53	36.68
SW-S Fund	Korea	December 31	30.30	-
CL Buyout 1st PEF	Korea	December 31	21.43	-
Timefolio The Venture-V second	Korea	December 31	20.73	-
Newlake Growth Capital Partners2 PEF	Korea	December 31	29.91	-
Shinhan Smilegate Global PEF I(*9)	Korea	December 31	14.21	-
Fount Professional Investors Private Investment Trust No.3	Korea	December 31	49.98	-
Genesis Eco No.1 PEF	Korea	December 31	29.01	-
SHINHAN-NEO Market-Frontier 2nd Fund(*5)	Korea	December 31	42.70	-
NH-Synergy Core Industrial New Technology Fund	Korea	December 31	36.93	-
J& Moorim Jade Investment Fund	Korea	December 31	24.89	-
Ulmus SHC innovation investment fund	Korea	December 31	24.04	-
Mirae Asset Partners X Private Equity Fund	Korea	December 31	35.71	-
T Core Industrial Technology 1st Venture PEF	Korea	December 31	31.47	-
Curious Finale Corporate Recovery Private Equity Fund	Korea	December 31	27.78	-
TI First Property Private Investment Trust 1	Korea	December 31	40.00	-
MPLUS Professional Private Real Estate Fund 25	Korea	December 31	41.67	-
IBKC Global Contents Investment Fund	Korea	December 31	24.39	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(a) Investments in associates as of December 31, 2021 and 2020 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2021	December 31, 2020
Nautic Smart No.6 Private Equity Fund	Korea	December 31	37.74	-
Premier Luminous Private Equity Fund	Korea	December 31	27.78	-
Hanyang-Meritz 1 Fund	Korea	December 31	22.58	-
KNT 2ND PRIVATE EQUITY FUND	Korea	December 31	21.74	-
Maple Mobility Fund	Korea	December 31	20.18	-
AVES 1st Corporate Recovery Private Equity Fund(*6)	Korea	December 31	76.19	-
JS Shinhan Private Equity Fund(*5)	Korea	December 31	3.85	-
Daishin Newgen New Technology Investment Fund 1st(*8)	Korea	December 31	50.60	-
META ESG Private Equity Fund I	Korea	December 31	27.40	-
SWFV FUND-1	Korea	December 31	40.25	-
PHAROS DK FUND	Korea	December 31	24.24	-
Shinhan VC tomorrow venture fund 1(*5)	Korea	December 31	39.62	-
Highland 2021-8 Fund	Korea	December 31	32.67	-
Medicii 2021-3 Fund	Korea	December 31	24.81	-
Tres-Yujin Trust(*6)	Korea	December 31	50.00	-
Shinhan-Time mezzanine blind Fund(*6)	Korea	December 31	50.00	-
Capstone REITs No.26(*6)	Korea	December 31	50.00	-
JB Incheon-Bucheon REITS No.54	Korea	December 31	39.31	-
Hankook Smart Real Asset Investment Trust No.3	Korea	December 31	33.33	-
JB Hwaseong-Hadong REITs No.53	Korea	December 31	31.03	-
KB Oaktree Trust No.3	Korea	December 31	33.33	-
Daehan No.36 Office Asset Management Company	Korea	December 31	48.05	-
Rhinos Premier Mezzanine Private Investment Fund No.1	Korea	December 31	27.93	-
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	December 31	29.73	-
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	December 31	24.85	-
SKS-Yozma Fund No.1	Korea	December 31	29.85	-
IBKC-METIS Global Contents Investment Fund	Korea	December 31	36.36	-
Keistone Unicorn Private Equity Fund	Korea	December 31	28.00	-

(*1) The financial statements of September 30, 2021 are used for the equity method since the financial statements as of December 31, 2021 are not available. Significant trades and events occurred within the period are properly reflected.

(*2) The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.

(*3) In the course of the rehabilitation process, the shares were acquired through investment conversion. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before December 31, 2021. Also, it has been reclassified into the investments in associates.

(*4) The latest financial statements are used for the equity method since the financial statements as of December 31, 2021 are not available. Significant trades and events occurred within the period are properly reflected.

(*5) As a managing partner, the Group has a significant influence over the investees.

(*6) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*7) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*8) Although the ownership percentages are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*9) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*10) The rate of Group’s voting rights is 4.65%.

(*11) Although the Group has a significant influence with ownership percentage more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.

(*12) Excluded from the associates due to redemption of shares.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	50,600	-	(660)	(5,918)	-	44,022
Songrim Partners(*1)		-	-	-	-	-	-
Partners 4th Growth Investment Fund		11,958	(16,144)	12,525	4,694	-	13,033
KTB Newlake Global Healthcare PEF		9,404	-	8	-	-	9,412
Daekwang Semiconductor Co., Ltd.		3,631	(3,742)	113	(2)	-	-
Shinhan-Neoplux Energy Newbiz Fund		14,470	475	1,087	-	-	16,032
Shinhan-Albatross tech investment Fund		13,322	(9,000)	6,067	-	-	10,389
VOGO Debt Strategy Qualified IV Private		8,702	(1,733)	210	-	-	7,179
Shinhan-Midas Donga Secondary Fund		4,752	(500)	(301)	-	-	3,951
ShinHan – Soo Young Entrepreneur Investment Fund No.1		9,968	(7,879)	2,137	-	-	4,226
Shinhan Praxis K-Growth Global Private Equity Fund		9,945	(2,310)	126	-	-	7,761
Credian Healthcare Private Equity Fund II		5,835	(5,835)	-	-	-	-
Kiwoom Milestone Professional Private Real Estate Trust 19		9,918	(66)	(361)	-	(4,238)	5,253
AIP EURO Green Private Real Estate Trust No.3		21,021	(1,335)	10,017	-	-	29,703
Shinhan Global Healthcare Fund 1(*1)		-	-	-	-	-	-
JB Power TL Investment Type Private Placement Special Asset Fund 7		16,186	(15,947)	(239)	-	-	-
KB NA Hickory Private Special Asset Fund		34,938	(2,266)	1,704	-	-	34,376
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,618	(1,204)	2,078	-	-	19,492
BNP Paribas Cardif General Insurance		3,895	176	(708)	(9)	-	3,354
Hermes Private Investment Equity Fund		6,099	(3,167)	6,850	-	-	9,782
Shinhan-Nvestor Liquidity Solution Fund		4,493	331	514	-	-	5,338
Shinhan AIM FoF Fund 1a		8,760	(79)	475	-	-	9,156
IGIS Global Credit Fund 150-1		7,282	(3,246)	1,366	-	-	5,402
Partner One Value up I Private Equity Fund		11,779	(6,933)	3,045	-	-	7,891
Genesis No.1 Private Equity Fund		80,113	388	(24,968)	-	-	55,533
Korea Omega Project Fund III		3,563	-	727	-	-	4,290
Soo Delivery Platform Growth Fund		4,068	-	1,805	-	-	5,873
Genesis North America Power Company No.1 PEF		16,983	(5,229)	1,982	-	-	13,736
Hyungje art printing(*2)		-	-	-	-	-	-
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		10,582	24,500	6,467	-	-	41,549
Korea Finance Security		3,055	-	(61)	-	-	2,994
Multimedia Tech Co.Ltd.(*2)		-	-	-	-	-	-
MIEL CO.,LTD.(*1)		-	-	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2021 and 2020 are as follows

(continued):

		December 31, 2021
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
AIP Transportation Specialized Privately Placed Fund Trust #1	~~W~~	32,993	347	1,348	-	-	34,688
DB Epic Convertiblebond Private Trust No.2		5,785	(5,538)	(247)	-	-	-
E&Healthcare Investment Fund No.6		15,163	(3,431)	(4,866)	-	-	6,866
One Shinhan Global Fund 1		4,029	(519)	263	-	-	3,773
Kiwoom-Shinhan Innovation Fund I		15,969	(5,150)	912	-	-	11,731
Daishin-K&T New Technology Investment Fund		7,000	-	991	-	-	7,991
Midas Asset Global CRE Debt Private Fund No.6		47,389	(2,701)	3,617	-	-	48,305
Richmond Private Investment Trust No.82		15,049	(19,411)	4,362	-	-	-
Tiger Alternative Real Estate Professional Private5		18,499	(20,848)	2,349	-	-	-
Samchully Midstream Private Placement Special Asset Fund 5-4		28,818	(843)	(504)	-	-	27,471
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		65,616	(41,622)	1,210	-	-	25,204
NH-Amundi Global Infrastructure Trust 14		18,819	(1,609)	1,091	-	-	18,301
Jarvis Memorial Private Investment Trust 1		10,043	(700)	766	-	-	10,109
Mastern Private Private Investment Trust 68		10,010	(10,332)	322	-	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,641	(4,981)	2,493	-	-	33,153
Milestone Private Real Estate Fund 3		18,528	(472)	488	-	-	18,544
IGIS Private Real Estate Investment Trust 286		8,844	(9,176)	332	-	-	-
Nomura-Rifa Private Real Estate Investment Trust 31		8,407	(705)	200	-	-	7,902
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		13,323	(3,511)	424	-	-	10,236
Hana Semiconductor New Technology Fund		24,131	(26,129)	1,998	-	-	-
J&Magnet Startup Venture Specialized Private Equity Fund		5,935	(7,247)	1,312	-	-	-
Cape IT Fund No.3		10,649	(580)	(4)	-	-	10,065
FuturePlay-Shinhan TechInnovation Fund 1		4,295	3,025	(171)	-	-	7,149
Stonebridge Corporate 1st Fund		3,239	-	(275)	-	-	2,964
Vogo Realty Partners Private Real Estate Fund V		10,827	(681)	620	-	-	10,766
Korea Credit Bureau		6,976	(90)	809	-	-	7,695
Goduck Gangil1 PFV Co., Ltd.(*1)		-	-	-	-	-	-
SBC PFV Co., Ltd.		18,208	12,499	(1,121)	-	-	29,586
NH-amundi global infra private fund 16		43,839	346	7,823	-	-	52,008
IMM Global Private Equity Fund		120,855	(10,462)	8,222	-	-	118,615

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2021 and 2020 are as follows

(continued):

		December 31, 2021
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
HANA Alternative Estate Professional Private122	~~W~~	29,631	(1,001)	859	-	-	29,489
Hanwha-Incus Plus New Technology Fund No.1		11,026	(8,284)	(2,742)	-	-	-
SH Corporate Professional Investment Type Private Security Investment Trust No.7		51,210	(1,518)	207	-	-	49,899
SH BNCT Professional Investment Type Private Special Asset Investment Trust		286,531	(15,191)	10,859	-	-	282,199
PSA EMP Private Equity Fund		9,814	(9,755)	(59)	-	-	-
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		29,401	(2,630)	1,541	-	-	28,312
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,441	(3,048)	583	-	-	976
UI Venture Fund 7th		3,279	(3,269)	(10)	-	-	-
Sparklabs-Shinhan Opportunity Fund 1		4,832	-	(192)	-	-	4,640
BNW Tech-Innovation Private Equity Fund		5,942	-	(61)	-	-	5,881
IGIS Real-estate Private Investment Trust No.33		14,099	(714)	499	-	-	13,884
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust		3,002	(3,301)	299	-	-	-
WWG Global Real Estate Investment Trust no.4		17,752	(7,855)	747	-	-	10,644
Goduck Gangil10 PFV Co., Ltd(*1)		32	-	(32)	-	-	-
Fidelis Global Private Real Estate Trust No.2		19,485	(911)	1,199	-	-	19,773
IGIS PRIVATE REAL ESTATE TRUST NO.331		3,765	(3,765)	-	-	-	-
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,344	(5,436)	6,309	-	-	49,217
Shinhan Healthcare Fund 2(*1)		986	-	(75)	-	(911)	-
Pebblestone CGV Private Real Estate Trust No.1		13,346	(748)	1,112	-	-	13,710
SH Corporate Professional Investment Type Private Security Investment Trust No.45[Bond]		-	174,154	(199)	-	-	173,955
Shinhan AIM Real Estate Fund No.2		22,464	1,911	(1,100)	-	-	23,275
Shinhan AIM Real Estate Fund No.1		46,945	(4,412)	1,779	-	-	44,312
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,944	(911)	915	-	-	32,948
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,902	7	(359)	-	-	20,550
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		6,692	13,667	(1,504)	-	-	18,855
SH Japan Photovoltaic Private Special Asset Investment Trust No.1		4,845	(4,845)	-	-	-	-
Korea Omega-Shinhan Project Fund I		5,931	2,000	(687)	-	-	7,244
ST-Bonanja Food tech		1,993	-	1,366	-	-	3,359
New Green Shinhan Mezzanine Fund		4,916	(5,622)	706	-	-	-
KORAMKO-Daum Professional Private Investment Trust No.12		7,528	(7,756)	228	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2021 and 2020 are as follows

(continued):

		December 31, 2021
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Samsung SRA Real Estate Professional Private 45	~~W~~	10,666	2,656	(442)	-	-	12,880
IBK Global New Renewable Energy Special Asset Professional Private2		32,349	(1,988)	1,526	-	-	31,887
VS Cornerstone Fund		3,464	-	(54)	-	-	3,410
Aone Mezzanine Opportunity Professional Private		9,580	(28)	(12)	-	-	9,540
KiwoomUnicorn3 New Technology Business Investment Fund		4,283	(3,633)	(650)	-	-	-
Multi Asset The United States Thortons Professional Private1		41,440	(41,607)	167	-	-	-
Kiwoom Milestone US Real Estate Professional Private20		51,512	(51,512)	-	-	-	-
NH-Amundi US Infrastructure Private Fund2		25,430	207	1,387	-	-	27,024
KB Distribution Private Real Estate1		30,698	(1,423)	1,419	-	-	30,694
SH Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		20,712	(22,293)	1,581	-	-	-
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		29,149	(16,798)	665	-	-	13,016
Kakao-Shinhan 1st TNYT Fund		5,681	9,000	(184)	-	-	14,497
IMM Special Situation 1-2 PRIVATE EQUITY FUND		10,870	(160)	883	-	-	11,593
Pacific Private Placement Real Estate Fund No.40		11,647	(747)	698	-	-	11,598
Mastern Private Real Estate Loan Fund No.2		5,692	1,429	370	-	-	7,491
LB Scotland Amazon Fulfillment Center Fund 29		31,182	(1,734)	1,820	-	-	31,268
JR AMC Hungary Budapest Office Fund 16		12,204	(821)	757	-	-	12,140
IGIS 372 Real Estate Professional Private		56,835	(56,835)	-	-	-	-
EDNCENTRAL Co.,Ltd.(*1)		1,040	-	(1,040)	-	-	-
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund		3,830	(8,388)	4,558	-	-	-
Future-Creation Neoplux Venture Capital Fund		3,796	(995)	216	-	-	3,017
Gyeonggi-Neoplux Superman Fund		6,399	(2,257)	3,736	-	-	7,878
NewWave 6th Fund		6,150	7,575	730	-	-	14,455
KTC-NP Growth Champ 2011-2 Private Equity Fund		2,853	-	1,137	-	-	3,990
Neoplux No.3 Private Equity Fund		10,295	10,182	2,124	-	-	22,601
PCC Amberstone Private Equity Fund I		22,480	(2,356)	2,666	-	-	22,790
KIAMCO POWERLOAN TRUST 4TH		43,955	(164)	1,510	-	-	45,301

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2021 and 2020 are as follows

(continued):

		December 31, 2021
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Mastern Opportunity Seeking Real Estate Fund II	~~W~~	19,799	(737)	2,255	-	-	21,317
AION ELFIS PROFESSIONAL PRIVATE 1		5,528	(1,350)	244	-	-	4,422
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		4,453	-	(93)	-	-	4,360
Neoplux Market-Frontier Secondary Fund		11,545	(614)	382	-	-	11,313
Harvest Private Equity Fund II		2,982	-	499	-	-	3,481
Synergy Green New Deal 1st New Technology Business Investment Fund		10,008	(247)	(77)	-	-	9,684
KAIM Real-estate Private Investment Trust 20		5,098	(350)	300	-	-	5,048
KIAMCO Vietnam Solar Special Asset Private Investment Trust		7,948	(1,112)	691	-	-	7,527
Daishin New Technology Investment Fund 5th		2,850	-	1,589	-	-	4,439
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		3,125	-	122	-	-	3,247
Acurus Hyundai Investment Partners New Technology		2,927	-	1,787	-	-	4,714
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		44,594	4,103	11,371	3,876	-	63,944
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		44,594	4,103	11,371	3,876	-	63,944
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		15,855	-	(1,077)	-	-	14,778
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		29,644	(29,644)	-	-	-	-
SHINHAN-NEO Core Industrial Technology Fund		1,979	3,960	(248)	-	-	5,691
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		21,142	5,271	830	-	-	27,243
SIMONE Mezzanine Fund No.3		2,980	-	74	-	-	3,054
Eum Private Equity Fund No.7		7,872	121	(120)	-	-	7,873
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		5,034	-	2,560	-	-	7,594
Kiwoom Hero No.4 Private Equity Fund		4,707	-	(402)	-	-	4,305
Vogo Canister Professional Trust Private Fund I		43,975	(4,712)	1,809	-	-	41,072
SW-S Fund		-	7,000	(276)	-	-	6,724
CL Buyout 1st PEF		-	13,875	(84)	-	-	13,791
Timefolio The Venture-V second		-	4,000	572	-	-	4,572
Newlake Growth Capital Partners2 PEF		-	13,000	(79)	-	-	12,921
Shinhan Smilegate Global PEF I		-	3,376	(40)	-	-	3,336
Fount Professional Investors Private Investment Trust No.3		-	5,000	197	-	-	5,197
Genesis Eco No.1 PEF		-	11,292	(162)	-	-	11,130

15.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2021 and 2020 are as follows

(continued):

		December 31, 2021
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SHINHAN-NEO Market-Frontier 2nd Fund(*3)	~~W~~	-	25,620	(1,014)	-	-	24,606
NH-Synergy Core Industrial New Technology Fund		-	6,500	(63)	-	-	6,437
J& Moorim Jade Investment Fund		-	5,500	40	-	-	5,540
Ulmus SHC innovation investment fund		-	5,000	192	-	-	5,192
Mirae Asset Partners X Private Equity Fund		-	8,000	(142)	-	-	7,858
T Core Industrial Technology 1st Venture PEF		-	4,500	35	-	-	4,535
Curious Finale Corporate Recovery Private Equity Fund		-	3,377	313	-	-	3,690
TI First Property Private Investment Trust 1		-	2,879	176	-	-	3,055
MPLUS Professional Private Real Estate Fund 25		-	3,010	280	-	-	3,290
IBKC Global Contents Investment Fund		-	5,000	(57)	-	-	4,943
Nautic Smart No.6 Private Equity Fund		-	4,000	(26)	-	-	3,974
Premier Luminous Private Equity Fund		-	7,095	(104)	-	-	6,991
Hanyang-Meritz 1 Fund		-	3,500	(17)	-	-	3,483
KNT 2ND PRIVATE EQUITY FUND		-	3,000	1,157	-	-	4,157
Maple Mobility Fund		-	9,274	(591)	-	-	8,683
AVES 1st Corporate Recovery Private Equity Fund		-	4,800	(64)	-	-	4,736
JS Shinhan Private Equity Fund		-	5,076	(39)	-	-	5,037
Daishin Newgen New Technology Investment Fund 1st		-	8,000	4,169	-	-	12,169
META ESG Private Equity Fund I		-	5,726	(49)	-	-	5,677
SWFV FUND-1		-	9,700	(54)	-	-	9,646
PHAROS DK FUND		-	4,000	(51)	-	-	3,949
Shinhan VC tomorrow venture fund 1		-	9,113	(71)	-	-	9,042
Highland 2021-8 Fund		-	4,900	(1)	-	-	4,899
Medicii 2021-3 Fund		-	9,752	(24)	-	-	9,728
Tres-Yujin Trust		-	10,000	(5)	-	-	9,995
Shinhan-Time mezzanine blind Fund		-	15,000	(58)	-	-	14,942
Capstone REITs No.26		-	4,849	(454)	-	-	4,395

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2021 and 2020 are as follows

(continued):

		December 31, 2021
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
JB Incheon-Bucheon REITS No.54	~~W~~	-	5,000	(1)	-	-	4,999
Hankook Smart Real Asset Investment Trust No.3		-	4,173	169	-	-	4,342
JB Hwaseong-Hadong REITs No.53		-	5,000	(1)	-	-	4,999
KB Oaktree Trust No.3		-	3,141	18	-	-	3,159
Daehan No.36 Office Asset Management Company		-	21,500	-	-	-	21,500
Rhinos Premier Mezzanine Private Investment Fund No.1		-	3,000	5	-	-	3,005
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		-	19,426	477	-	-	19,903
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		-	39,996	109	-	-	40,105
SKS-Yozma Fund No.1		-	6,000	(55)	-	-	5,945
IBKC-METIS Global Contents Investment Fund		-	4,000	-	-	-	4,000
Keistone Unicorn Private Equity Fund		-	6,300	-	-	-	6,300
Others		121,040	63,730	5,881	(3)	(5,571)	185,077
	~~W~~	2,657,768	101,583	158,600	6,514	(10,720)	2,913,745

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying value of ‘0’ resulting from the investees’ cumulative loss.

(*2) For the year ended December 31, 2020, the Group has stopped recognizing its equity method income or loss to accumulated deficits and the shares are retired for the year ended December 31, 2021.

(*3) Classified as investments in associates without cash transactions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2021 and 2020 are as follows

(continued):

		December 31, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	52,586	-	(928)	(1,058)	-	50,600
Songrim Partners(*1)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund (*3)		16,384	(16,171)	(213)	-	-	-
Partners 4th Growth Investment Fund		14,917	(4,474)	1,515	-	-	11,958
KTB Newlake Global Healthcare PEF		11,280	(1,950)	74	-	-	9,404
Daekwang Semiconductor Co., Ltd.		3,388	-	243	-	-	3,631
Shinhan-Neoplux Energy Newbiz Fund(*4)		7,880	5,887	703	-	-	14,470
Shinhan-Albatross tech investment Fund		8,734	4,650	(62)	-	-	13,322
Plutus-SG Private Equity Fund		4,231	(5,230)	999	-	-	-
Eum Private Equity Fund No.3		3,574	(5,621)	2,050	-	-	3
KTB Confidence Private Placement		6,067	(6,063)	(4)	-	-	-
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		4,256	(772)	(3,484)	-	-	-
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,916	(48)	(8,868)	-	-	-
VOGO Debt Strategy Qualified INV Private		9,930	(1,700)	472	-	-	8,702
Shinhan-Midas Donga Secondary Fund		3,486	1,150	116	-	-	4,752
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,549	1,495	3,924	-	-	9,968
Synergy-Shinhan Mezzanine New Technology Investment Fund		3,912	(4,406)	494	-	-	-
Shinhan Praxis K-Growth Global Private Equity Fund		10,302	78	(435)	-	-	9,945
Credian Healthcare Private Equity Fund II		2,377	(4,937)	8,395	-	-	5,835
Kiwoom Milestone Professional Private Real Estate Trust 19		10,407	(265)	(224)	-	-	9,918
AIP EURO Green Private Real Estate Trust No.3		20,884	(1,189)	1,326	-	-	21,021
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,964	(26,907)	3,220	-	-	2,277
Shinhan Global Healthcare Fund 1		3,209	-	128	-	(3,337)	-
JB Power TL Investment Type Private Placement Special Asset Fund 7		16,800	(1,359)	745	-	-	16,186
IBK AONE convertible 1		6,077	(6,048)	(29)	-	-	-
Rico synergy collabo Multi-Mezzanine 3		3,217	(3,221)	4	-	-	-
KB NA Hickory Private Special Asset Fund		35,930	(2,609)	1,617	-	-	34,938
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,562	(1,330)	386	-	-	18,618
BNP Paribas Cardif General Insurance		2,113	3,066	(1,244)	(40)	-	3,895
Axis Global Growth New Technology Investment Association		3,205	(2,920)	(285)	-	-	-
Hermes Private Investment Equity Fund		6,376	-	(277)	-	-	6,099
SHC ULMUS Fund No.1		3,149	(3,289)	140	-	-	-
Shinhan-Nvestor Liquidity Solution Fund		4,865	(1,004)	632	-	-	4,493
Shinhan AIM FoF Fund 1a		7,242	1,324	194	-	-	8,760
IGIS Global Credit Fund 150-1		9,718	(4,002)	1,566	-	-	7,282

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2021 and 2020 are as follows

(continued):

		December 31, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
GX Shinhan Intervest 1st Private Equity Fund	~~W~~	33,166	(54,515)	21,349	-	-	-
Soo Commerce Platform Growth Fund		6,343	(8,474)	3,278	-	-	1,147
Partner One Value up I Private Equity Fund		11,891	(20)	(92)	-	-	11,779
Genesis No.1 Private Equity Fund		51,150	388	28,575	-	-	80,113
GMB ICT New Technology Investment Fund		7,854	(7,853)	(1)	-	-	-
Korea Omega Project Fund III		3,016	-	547	-	-	3,563
Soo Delivery Platform Growth Fund		8,922	(7,929)	3,075	-	-	4,068
Genesis North America Power Company No.1 PEF		18,275	(3,869)	2,577	-	-	16,983
Hyungje art printing (*1)		-	-	-	-	-	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		20,712	(10,794)	664	-	-	10,582
Shinhan-Rhinos 1 Fund		3,029	(1,004)	574	-	-	2,599
Pacific Private Investment Trust No.20		4,076	(1,289)	212	-	-	2,999
Susung Mezzanine project P1 Private Investment Trust		5,128	(3,613)	(170)	-	-	1,345
Korea Finance Security		3,235	-	(180)	-	-	3,055
Multimedia Tech Co.Ltd (*1)		19	-	(19)	-	-	-
MIEL CO.,LTD (*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		31,580	1,366	47	-	-	32,993
DB Epic Convertiblebond Private Trust No.2		5,063	202	520	-	-	5,785
PCC S/W 2nd Fund		3,001	(3,328)	327	-	-	-
E&Healthcare Investment Fund No.6		7,776	-	7,387	-	-	15,163
One Shinhan Global Fund1		4,441	-	(412)	-	-	4,029
Kiwoom-Shinhan Innovation Fund I		7,284	7,500	1,185	-	-	15,969
Daishin-K&T New Technology Investment Fund		7,057	-	(57)	-	-	7,000
Midas Asset Global CRE Debt Private Fund No.6		23,731	21,537	2,121	-	-	47,389
Richmond Private Investment Trust No.82		15,120	(855)	784	-	-	15,049
Tiger Alternative Real Estate Professional Private5		19,820	(1,376)	55	-	-	18,499
Samchully Midstream Private Placement Special Asset Fund 5-4		30,742	(968)	(956)	-	-	28,818
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		53,831	9,253	2,532	-	-	65,616
AUCTUS FITRIN Corporate Recovery Private Equity Fund		14,358	(14,484)	126	-	-	-
NH-Amundi Global Infrastructure Trust 14		18,497	(460)	782	-	-	18,819

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2021 and 2020 are as follows

(continued):

		December 31, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
Pacific Private Real Estate Fund Investment Trust No.30 (*3)	~~W~~	14,816	(15,374)	558	-	-	-
Jarvis Memorial Private Investment Trust 1		10,166	(763)	640	-	-	10,043
Mastern Private Private Invetstment Trust 68		9,999	(460)	471	-	-	10,010
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		4,397	30,510	734	-	-	35,641
Milestone Private Real Estate Fund 3 (Derivative Type)		17,186	(838)	2,180	-	-	18,528
IGIS Private Real Estate Investment Trust 286		9,768	(1,361)	437	-	-	8,844
Nomura-Rifa Private Real Estate Investment Trust 31		8,914	(932)	425	-	-	8,407
Lime Pricing Private Equity Fund		8,300	(8,217)	(83)	-	-	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		41,991	(29,980)	1,312	-	-	13,323
DS Solid.II Hedge Fund		4,123	(6,397)	2,274	-	-	-
Hana Semiconductor New Technology Fund		12,856	(2,557)	13,832	-	-	24,131
J&Magnet Startup Venture Specialized Private Equity Fund		5,979	(2,151)	2,107	-	-	5,935
Cape IT Fund No.3		9,967	(580)	1,262	-	-	10,649
FuturePlay-Shinhan TechInnovation Fund 1		868	3,661	(234)	-	-	4,295
Stonebridge Corporate 1st Fund		2,981	-	258	-	-	3,239
Vogo Realty Partners Private Real Estate Fund V		10,376	(566)	1,017	-	-	10,827
IL GU FARM CO.,LTD (*1)		-	-	-	-	-	-
Korea Credit Bureau		6,812	(90)	254	-	-	6,976
Goduck Gangil1 PFV Co., Ltd (*1)		48	-	(48)	-	-	-
SBC PFV Co., Ltd		20,000	-	(1,792)	-	-	18,208
Sprott Global Renewable Private Equity Fund II		19,016	(18,909)	(107)	-	-	-
NH-amundi global infra private fund 16		48,158	(1,236)	(3,083)	-	-	43,839
IMM Global Private Equity Fund		28,925	90,776	1,154	-	-	120,855
HANA Alternative Estate Professional Private122		26,205	(644)	4,070	-	-	29,631
Hanwha-Incus Plus New Technology Fund No.1		5,499	-	5,527	-	-	11,026
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		51,293	(1,613)	1,530	-	-	51,210
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		150,317	127,753	8,461	-	-	286,531
PSA EMP Private Equity Fund		9,927	(278)	165	-	-	9,814
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		29,463	(239)	177	-	-	29,401
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		5,727	(5,727)	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2021 and 2020 are as follows

(continued):

		December 31, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]	~~W~~	5,729	(5,729)	-	-	-	-
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,065	-	376	-	-	3,441
VISION US Muni US Local Debt Opportunities Professional Private1(*3)		9,869	(10,032)	163	-	-	-
UI Venture Fund 7th		-	3,000	279	-	-	3,279
Sparklabs-Shinhan Opportunity Fund 1		-	4,999	(167)	-	-	4,832
BNW Tech-Innovation Private Equity Fund		-	6,000	(58)	-	-	5,942
IGIS Real-estate Private Investment Trust No.33		-	13,945	154	-	-	14,099
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust.		-	3,000	2	-	-	3,002
WWG Global Real Estate Investment Trust no.4		-	16,874	878	-	-	17,752
Fidelis Global Private Real Estate Trust No.2		-	18,582	903	-	-	19,485
IGIS PRIVATE REAL ESTATE TRUST NO.331		-	3,932	(167)	-	-	3,765
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		-	45,082	3,262	-	-	48,344
Pebblestone CGV Private Real Estate Trust No.1		-	12,793	553	-	-	13,346
Shinhan AIM Real Estate Fund No.2(*2)		-	36,186	(7,652)	-	(6,070)	22,464
Shinhan AIM Real Estate Fund No.1(*2)		-	45,415	1,530	-	-	46,945
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business](*2)		-	32,258	686	-	-	32,944
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust [Infra business](*2)		-	22,003	(1,101)	-	-	20,902
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)		-	7,273	(581)	-	-	6,692
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1 [Equity securities-Derivative](*2)		-	4,859	(14)	-	-	4,845
Korea Omega-Shinhan Project Fund I		-	6,000	(69)	-	-	5,931
New Green Shinhan Mezzanine Fund		-	4,000	916	-	-	4,916
KORAMKO-Daum Professional Private Investment Trust No.12		-	6,930	598	-	-	7,528
Samsung SRA Real Estate Professional Private 45[FoFs]		-	10,701	(35)	-	-	10,666
IBK Global New Renewable Energy Special Asset Professional Private2		-	29,177	3,172	-	-	32,349
VS Cornerstone Fund		-	3,500	(36)	-	-	3,464
Aone Mezzanine Opportunity Professional Private		-	8,000	1,580	-	-	9,580
KiwoomUnicorn3New Technology Business Investment Fund		-	3,000	1,283	-	-	4,283

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2021 and 2020 are as follows

(continued):

		December 31, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
Multi Asset The United States Thortons Professional Private1(*2)	~~W~~	-	44,202	(2,762)	-	-	41,440
Kiwoom Milestone US Real Estate Professional Private20		-	49,791	1,721	-	-	51,512
NH-Amundi US Infrastructure Private Fund2(*2)		-	24,647	783	-	-	25,430
KB Distribution Private Real Estate1(*2)		-	29,984	714	-	-	30,698
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust [Infra business](*2)		-	19,968	744	-	-	20,712
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative](*2)		-	28,251	898	-	-	29,149
Kakao-Shinhan 1st TNYT Fund		-	6,000	(319)	-	-	5,681
IMM Special Situation 1-2 PRIVATE EQUITY FUND		-	10,000	870	-	-	10,870
Pacific Private Placement Real Estate Fund No.40		-	11,273	374	-	-	11,647
Mastern Private Real Estate Loan Fund No.2		-	5,740	(48)	-	-	5,692
LB Scotland Amazon Fulfillment Center Fund 29		-	30,753	429	-	-	31,182
JR AMC Hungary Budapest Office Fund 16		-	11,380	824	-	-	12,204
IGIS 372 Real Estate Professional Private		-	58,200	(1,365)	-	-	56,835
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund(*4)		-	4,058	(228)	-	-	3,830
Future-Creation Neoplux Venture Capital Fund(*4)		-	4,204	(408)	-	-	3,796
Gyeonggi-Neoplux Superman Fund(*4)		-	7,665	(1,266)	-	-	6,399
NewWave 6th Fund(*4)		-	6,242	(92)	-	-	6,150
Neoplux No.3 Private Equity Fund(*4)		-	10,825	(530)	-	-	10,295
PCC Amberstone Private Equity Fund I(*2)		-	22,066	414	-	-	22,480
KIAMCO POWERLOAN TRUST 4TH		-	43,390	565	-	-	43,955
Mastern Opportunity Seeking Real Estate Fund II		-	19,508	291	-	-	19,799
AION ELFIS PROFESSIONAL PRIVATE 1		-	5,000	528	-	-	5,528
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		-	4,500	(47)	-	-	4,453
Neoplux Market-Frontier Secondary Fund(*4)		-	10,974	571	-	-	11,545
Synergy Green New Deal 1st New Technology Business Investment Fund		-	10,000	8	-	-	10,008
KAIM Real-estate Private Investment Trust 20		-	5,000	98	-	-	5,098
KIAMCO Vietnam Solar Special Asset Private Investment Trust		-	8,150	(202)	-	-	7,948
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		-	3,125	-	-	-	3,125
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		-	44,780	(9)	(177)	-	44,594

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2021 and 2020 are as follows

(continued):

		December 31, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2	~~W~~	-	44,780	(9)	(177)	-	44,594
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		-	16,000	(145)	-	-	15,855
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		-	30,000	(356)	-	-	29,644
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	21,142	-	-	-	21,142
Eum Private Equity Fund No.7		-	7,872	-	-	-	7,872
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		-	5,034	-	-	-	5,034
Kiwoom Hero No.4 Private Equity Fund		-	4,707	-	-	-	4,707
Vogo Canister Professional Trust Private Fund I(*2)		-	43,975	-	-	-	43,975
Others		85,517	25,966	19,814	(5)	-	131,292
	~~W~~	1,452,861	1,056,238	159,533	(1,457)	(9,407)	2,657,768

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying value of ‘0’ resulting from the investees’ cumulative loss.

(*2) Classified as investments in associates without cash transactions.

(*3) For the year ended December 31, 2020, it is incorporated into the consolidation target as it held control due to increased equity ratio.

(*4) For the year ended December 31, 2020, it is incorporated into the investments in associates as Neoplux Co., Ltd.is incorporated into the consolidation target.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,268,153	2,974,519	48,207	(4,499)	(39,454)	(43,953)
Songrim Partners		1,003	1,065	548	-	-	-
Partners 4th Growth Investment Fund		60,073	7,939	52,019	50,100	18,774	68,874
KTB Newlake Global Healthcare PEF		30,969	161	552	27	-	27
Shinhan-Neoplux Energy Newbiz Fund		66,213	1,002	20,575	18,016	-	18,016
Shinhan-Albatross tech investment Fund		20,677	464	12,058	10,912	-	10,912
VOGO Debt Strategy Qualified IV Private		35,919	23	5,393	1,138	-	1,138
Shinhan-Midas Donga Secondary Fund		7,902	-	72	(602)	-	(602)
ShinHan – Soo Young Entrepreneur Investment Fund No.1		17,960	352	27,318	8,906	-	8,906
Shinhan Praxis K-Growth Global Private Equity Fund		41,193	60	1,217	669	-	669
Kiwoom Milestone Professional Private Real Estate Trust 19		49,101	38,596	2,505	(9,199)	-	(9,199)
AIP EURO Green Private Real Estate Trust No.3		219,110	79,534	52,789	47,070	-	47,070
Shinhan Global Healthcare Fund 1		43	3,507	-	(1,414)	-	(1,414)
KB NA Hickory Private Special Asset Fund		91,752	84	15,540	4,502	-	4,502
Koramco Europe Core Private Placement Real Estate Fund No.2-2		46,169	1,894	7,743	4,719	-	4,719
BNP Paribas Cardif General Insurance		140,179	78,748	61,951	(6,872)	(28)	(6,900)
Hermes Private Investment Equity Fund		33,545	8	23,536	23,486	-	23,486
Shinhan-Nvestor Liquidity Solution Fund		21,420	-	2,169	2,064	-	2,064
Shinhan AIM FoF Fund 1a		36,651	28	4,527	(1,466)	-	(1,466)
IGIS Global Credit Fund 150-1		21,625	16	3,138	1,763	-	1,763
Partner One Value up I Private Equity Fund		28,273	-	304	10,910	-	10,910
Genesis No.1 Private Equity Fund		243,534	-	-	(109,494)	-	(109,494)
Korea Omega Project Fund III		18,234	-	3,154	3,093	-	3,093
Soo Delivery Platform Growth Fund		19,578	-	6,243	6,018	-	6,018
Genesis North America Power Company No.1 PEF		34,626	316	11,654	4,951	-	4,951
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		178,427	358	28,997	27,719	-	27,719
Korea Finance Security		35,044	14,966	63,693	(412)	-	(412)
MIEL CO.,LTD.		491	632	36	(56)	-	(56)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2021 and 2020 are as follows(continued):

		December 31, 2021
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
AIP Transportation Specialized Privately Placed Fund Trust #1	~~W~~	104,512	7,415	16,239	3,773	-	3,773
E&Healthcare Investment Fund No.6		32,615	-	17,133	(23,116)	-	(23,116)
One Shinhan Global Fund 1		15,799	41	8,276	(1,280)	-	(1,280)
Kiwoom-Shinhan Innovation Fund I		23,613	151	4,803	1,823	-	1,823
Daishin-K&T New Technology Investment Fund		25,637	66	8,639	3,171	-	3,171
Midas Asset Global CRE Debt Private Fund No.6		117,396	49	2,817	1,451	-	1,451
Samchully Midstream Private Placement Special Asset Fund 5-4		65,966	35	11,141	(4,113)	-	(4,113)
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		126,043	23	6,544	6,048	-	6,048
NH-Amundi Global Infrastructure Trust 14		61,005	1	4,134	4	-	4
Jarvis Memorial Private Investment Trust 1		10,214	4	39	35	-	35
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		55,273	19	6,500	23	-	23
Milestone Private Real Estate Fund 3		57,956	114	1,880	1,522	-	1,522
Nomura-Rifa Private Real Estate Investment Trust 31		97,211	72,103	7,364	639	-	639
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		48,157	33	2,106	1,991	-	1,991
Cape IT Fund No.3		30,651	52	2,100	(11)	-	(11)
FuturePlay-Shinhan TechInnovation Fund 1		14,297	-	3	(342)	-	(342)
Stonebridge Corporate 1st Fund		6,718	-	1	(622)	-	(622)
Vogo Realty Partners Private Real Estate Fund V		49,842	82	2,110	(2,066)	-	(2,066)
Korea Credit Bureau		129,478	43,981	121,982	8,988	-	8,988
Goduck Gangil1 PFV Co., Ltd		301,513	317,276	88,085	(1,835)	-	(1,835)
SBC PFV Co., Ltd.		334,262	175,976	-	(4,462)	-	(4,462)
NH-amundi global infra private fund 16		297,837	193,821	25,560	14,770	-	14,770
IMM Global Private Equity Fund		362,514	3,099	50,060	24,933	-	24,933
HANA Alternative Estate Professional Private122		39,878	38	2,608	1,160	-	1,160
SH Corporate Professional Investment Type Private Security Investment Trust No.7		268,037	167,939	3,231	415	-	415
SH BNCT Professional Investment Type Private Special Asset Investment Trust		389,240	-	14,978	14,978	-	14,978
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		54,914	756	23,920	2,948	-	2,948
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,351	-	2,002	2,002	-	2,002
Sparklabs-Shinhan Opportunity Fund 1		9,372	-	-	(388)	-	(388)
BNW Tech-Innovation Private Equity Fund		20,215	513	95	(204)	-	(204)

15.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2021 and 2020 are as follows(continued):

		December 31, 2021
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
IGIS Real-estate Private Investment Trust No.33	~~W~~	87,790	53,808	1,123	440	-	440
WWG Global Real Estate Investment Trust no.4		36,030	11	2,538	293	-	293
Goduck Gangil10 PFV Co., Ltd		253,607	261,969	-	(8,526)	-	(8,526)
Fidelis Global Private Real Estate Trust No.2		25,271	6	1,575	1,532	-	1,532
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		172,398	909	23,567	21,983	-	21,983
Shinhan Healthcare Fund 2		35	138	340	(7,310)	-	(7,310)
Pebblestone CGV Private Real Estate Trust No.1		64,667	36,415	7,147	2,350	-	2,350
Shinhan AIM Real Estate Fund No.2		79,162	1,580	9,672	(3,666)	-	(3,666)
Shinhan AIM Real Estate Fund No.1		226,809	15,901	20,209	8,467	-	8,467
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		149,702	75	4,451	4,152	-	4,152
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		70,637	236	-	(1,231)	-	(1,231)
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)		26,429	33	2,310	(2,105)	-	(2,105)
Korea Omega-Shinhan Project Fund I		14,488	-	-	(1,373)	-	(1,373)
ST-Bonanja Food tech		8,650	-	3,666	3,519	-	3,519
Samsung SRA Real Estate Professional Private 45		56,083	4,564	3,833	(1,769)	-	(1,769)
IBK Global New Renewable Energy Special Asset Professional Private2		114,645	4,633	5,520	5,265	-	5,265
VS Cornerstone Fund		8,281	-	2	(132)	-	(132)
Aone Mezzanine Opportunity Professional Private		15,247	800	1,409	(18)	-	(18)
NH-Amundi US Infrastructure Private Fund2		104,374	61	6,769	5,351	-	5,351
KB Distribution Private Real Estate1		50,014	508	2,335	2,289	-	2,289
SH Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		43,540	155	7,216	2,216	-	2,216
Kakao-Shinhan 1st TNYT Fund		29,948	133	8	(379)	-	(379)
IMM Special Situation 1-2 PRIVATE EQUITY FUND		57,965	3	4,610	4,418	-	4,418
Pacific Private Placement Real Estate Fund No.40		46,898	-	398	398	-	398
Mastern Private Real Estate Loan Fund No.2		22,453	139	549	410	-	410
LB Scotland Amazon Fulfillment Center Fund 29		44,614	37	5,177	3,345	-	3,345
JR AMC Hungary Budapest Office Fund 16		38,545	1,271	-	-	-	-
EDNCENTRAL Co.,Ltd.		94,405	96,892	1,381	(5,093)	-	(5,093)
Future-Creation Neoplux Venture Capital Fund		22,488	3,919	10,294	1,332	-	1,332

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2021 and 2020 are as follows(continued):

		December 31, 2021
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Gyeonggi-Neoplux Superman Fund	~~W~~	36,815	620	21,349	17,163	-	17,163
NewWave 6th Fund		48,185	-	4,009	2,434	-	2,434
KTC-NP Growth Champ 2011-2 Private Equity Fund		80,853	9,024	20,479	20,472	-	20,472
Neoplux No.3 Private Equity Fund		226,970	962	38,467	21,233	-	21,233
PCC Amberstone Private Equity Fund I		105,169	-	12,174	12,302	-	12,302
KIAMCO POWERLOAN TRUST 4TH		95,658	24	3,282	3,188	-	3,188
Mastern Opportunity Seeking Real Estate Fund II		111,276	4,692	11,332	11,274	-	11,274
AION ELFIS PROFESSIONAL PRIVATE 1		22,143	31	4,212	1,219	-	1,219
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		15,062	374	-	(312)	-	(312)
Neoplux Market-Frontier Secondary Fund		58,273	954	7,913	1,932	-	1,932
Harvest Private Equity Fund II		15,877	97	2,496	2,262	-	2,262
Synergy Green New Deal 1st New Technology Business Investment Fund		34,379	-	977	(272)	-	(272)
KAIM Real-estate Private Investment Trust 20		13,125	-	125	125	-	125
KIAMCO Vietnam Solar Special Asset Private Investment Trust		15,065	12	-	-	-	-
Daishin New Technology Investment Fund 5th		18,970	30	6,903	6,778	-	6,778
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		5,269	75	425	195	-	195
Acurus Hyundai Investment Partners New Technology		17,642	42	6,881	6,679	-	6,679
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		60,740	59	6,767	6,637	2,339	8,976
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		60,740	59	6,767	6,637	2,339	8,976
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		134,667	94,282	6	(8,090)	-	(8,090)
SHINHAN-NEO Core Industrial Technology Fund		11,439	-	5	(499)	-	(499)
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		90,848	38	3,650	2,767	-	2,767
SIMONE Mezzanine Fund No.3		10,404	9	345	253	-	253
Eum Private Equity Fund No.7		37,495	-	-	(573)	-	(573)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2021 and 2020 are as follows(continued) :

		December 31, 2021
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund	~~W~~	30,434	59	10,475	10,241	-	10,241
Kiwoom Hero No.4 Private Equity Fund		20,478	29	1	(1,908)	-	(1,908)
Vogo Canister Professional Trust Private Fund I		112,505	72	16,029	4,949	-	4,949
SW-S Fund		22,191	-	-	(909)	-	(909)
CL Buyout 1st PEF		64,518	159	1	(390)	-	(390)
Timefolio The Venture-V second		22,829	769	3,361	2,941	-	2,941
Newlake Growth Capital Partners2 PEF		43,187	-	290	(263)	-	(263)
Shinhan Smilegate Global PEF I		23,469	-	-	(281)	-	(281)
Fount Professional Investors Private Investment Trust No.3		10,416	17	411	394	-	394
Genesis Eco No.1 PEF		38,369	4	308	(377)	-	(377)
SHINHAN-NEO Market-Frontier 2nd Fund		58,138	513	1,466	(2,375)	-	(2,375)
NH-Synergy Core Industrial New Technology Fund		17,430	-	-	(170)	-	(170)
J& Moorim Jade Investment Fund		22,265	6	356	160	-	160
Ulmus SHC innovation investment fund		21,601	-	956	801	-	801
Mirae Asset Partners X Private Equity Fund		22,035	33	1	(398)	-	(398)
T Core Industrial Technology 1st Venture PEF		14,418	5	197	113	-	113
Curious Finale Corporate Recovery Private Equity Fund		13,346	61	1,275	1,126	-	1,126
TI First Property Private Investment Trust 1		7,654	17	156	139	-	139
MPLUS Professional Private Real Estate Fund 25		8,186	290	451	396	-	396
IBKC Global Contents Investment Fund		20,265	-	-	(235)	-	(235)
Nautic Smart No.6 Private Equity Fund		10,565	32	50	(68)	-	(68)
Premier Luminous Private Equity Fund		25,170	3	-	(375)	-	(375)
Hanyang-Meritz 1 Fund		15,423	-	-	(77)	-	(77)
KNT 2ND PRIVATE EQUITY FUND		19,133	9	5,402	5,324	-	5,324

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2021 and 2020 are as follows(continued) :

		December 31, 2021
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Maple Mobility Fund	~~W~~	43,024	1	-	(2,930)	-	(2,930)
AVES 1st Corporate Recovery Private Equity Fund		6,215	-	-	(85)	-	(85)
JS Shinhan Private Equity Fund		130,967	1	7	(1,036)	-	(1,036)
Daishin Newgen New Technology Investment Fund 1st		24,050	2	1	8,238	-	8,238
META ESG Private Equity Fund I		21,722	-	1	(178)	-	(178)
SWFV FUND-1		24,055	90	-	(135)	-	(135)
PHAROS DK FUND		16,349	60	-	(210)	-	(210)
Shinhan VC tomorrow venture fund 1		22,603	-	23	(397)	-	(397)
Highland 2021-8 Fund		15,000	2	-	(2)	-	(2)
Medicii 2021-3 Fund		39,217	15	-	(98)	-	(98)
Tres-Yujin Trust		20,000	11	-	(11)	-	(11)
Shinhan-Time mezzanine blind Fund		29,885	-	-	(115)	-	(115)
Capstone REITs No.26		12,223	3,433	-	-	-	-
JB Incheon-Bucheon REITS No.54		12,718	2	-	(2)	-	(2)
Hankook Smart Real Asset Investment Trust No.3		13,146	120	532	506	-	506
JB Hwaseong-Hadong REITs No.53		16,113	2	-	(2)	-	(2)
KB Oaktree Trust No.3		9,552	77	130	52	-	52
Daehan No.36 Office Asset Management Company		133,884	95,993	1,000	111	-	111
Rhinos Premier Mezzanine Private Investment Fund No.1		10,759	-	19	17	-	17
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		66,959	12	1,617	1,605	-	1,605
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		161,417	27	467	440	-	440
SKS-Yozma Fund No.1		19,915	-	1	(185)	-	(185)

(*) Excluded the financial information of associates that are not subject to equity method due to disposal or of which the financial information is not available as of end of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2021 and 2020 are as follows(continued):

		December 31, 2020
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,526,148	3,188,562	38,669	(6,555)	(7,052)	(13,607)
Songrim Partners		1,003	1,065	548	-	-	-
Partners 4th Growth Investment Fund		48,678	846	7,231	6,059	-	6,059
KTB Newlake Global Healthcare PEF		31,005	225	598	244	-	244
Daekwang Semiconductor Co., Ltd.		23,682	6,339	3,836	1,163	-	1,163
Shinhan-Neoplux Energy Newbiz Fund		44,615	25	4,221	1,749	-	1,749
Shinhan-Albatross tech investment Fund		27,685	385	982	594	-	594
Eum Private Equity Fund No.3		20	4	13,445	9,875	-	9,875
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		1	1	89	89	-	89
Meritz AI-SingA330-B Investment Type Private Private Placement Special Asset Fund		2	2	363	361	-	361
VOGO Debt Strategy Qualified INV Private		43,540	28	6,361	2,359	-	2,359
Shinhan-Midas Donga Secondary Fund		9,504	-	365	233	-	233
ShinHan – Soo Young Entrepreneur Investment Fund No.1		41,532	-	16,561	16,349	-	16,349
Shinhan Praxis K-Growth Global Private Equity Fund		52,890	183	201	(2,306)	-	(2,306)
Credian Healthcare Private Equity Fund II		17,141	15	25,926	24,638	-	24,638
Kiwoom Milestone Professional Private Real Estate Trust 19		58,393	38,558	2,772	(449)	-	(449)
AIP EURO Green Private Real Estate Trust No.3		98,866	86	6,893	6,231	-	6,231
Hanhwa US Equity Strategy Private Real Estate Fund No.1		5,798	721	32,667	7,180	-	7,180
Shinhan Global Healthcare Fund 1		55	2,104	1,034	(74,736)	-	(74,736)
JB Power TL Investment Type Private Placement Special Asset Fund 7		48,605	45	23,547	2,251	-	2,251
KB NA Hickory Private Special Asset Fund		93,236	69	13,464	4,312	-	4,312
Koramco Europe Core Private Placement Real Estate Fund No.2-2		46,239	3,948	4,920	877	-	877
BNP Paribas Cardif General Insurance		85,278	33,063	23,632	(7,972)	(161)	(8,133)
Hermes Private Investment Equity Fund		20,919	8	11	(948)	-	(948)
Shinhan-Nvestor Liquidity Solution Fund		18,032	-	2,704	2,537	-	2,537
Shinhan AIM FoF Fund 1a		35,060	20	4,378	777	-	777
IGIS Global Credit Fund 150-1		29,153	24	10,076	6,263	-	6,263
Soo Commerce Platform Growth Fund		4,661	3	13,172	13,314	-	13,314
Partner One Value up I Private Equity Fund		42,205	-	457	(329)	-	(329)
Genesis No.1 Private Equity Fund		382,353	31,024	158,070	125,312	-	125,312

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Korea Omega Project Fund III	~~W~~	15,141	-	2,383	2,323	-	2,323
Soo Delivery Platform Growth Fund		13,563	3	11,300	10,249	-	10,249
Genesis North America Power Company No.1 PEF		48,221	5,727	6,976	6,449	-	6,449
Hyungje art printing		866	1,130	253	-	-	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		46,514	1,164	11,240	2,846	-	2,846
Shinhan-Rhinos 1 Fund		11,561	1	2,784	2,554	-	2,554
Pacific Private Investment Trust No.20		13,805	11	974	974	-	974
Susung Mezzanine project P1 Private Investment Trust		3,220	-	3,412	(373)	-	(373)
Korea Finance Security		37,522	17,032	118,906	(1,174)	-	(1,174)
Multimedia Tech Co.Ltd		593	662	555	(158)	-	(158)
MIEL CO.,LTD		474	559	585	(169)	-	(169)
AIP Transportation Specialized Privately Placed Fund Trust #1		92,454	101	17,221	132	-	132
DB Epic Convertiblebond Private Trust No.2		11,382	34	1,169	1,021	-	1,021
E&Healthcare Investment Fund No.6		72,023	-	36,332	33,844	-	33,844
One Shinhan Global Fund1		22,244	-	92	(406)	-	(406)
Kiwoom-Shinhan Innovation Fund I		32,096	158	2,984	2,371	-	2,371
Daishin-K&T New Technology Investment Fund		55,501	33,101	64	(183)	-	(183)
Midas Asset Global CRE Debt Private Fund No.6		115,240	118	7,041	5,153	-	5,153
Richmond Private Investment Trust No.82		49,961	24,879	1,658	1,306	-	1,306
Tiger Alternative Real Estate Professional Private5		38,064	86	7,827	113	-	113
Samchully Midstream Private Placement Special Asset Fund 5-4		67,177	36	8,012	(2,228)	-	(2,228)
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		327,973	56	13,607	12,656	-	12,656
NH-Amundi Global Infrastructure Trust 14		62,729	1	7,216	2,606	-	2,606
Jarvis Memorial Private Investment Trust 1		10,147	4	651	647	-	647
Mastern Private Private Invetstment Trust 68		18,620	-	878	877	-	877
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		59,422	20	6,374	1,224	-	1,224
Milestone Private Real Estate Fund 3		57,792	2	7,083	6,797	-	6,797
IGIS Private Real Estate Investment Trust 286		74,406	53,065	5,298	696	-	696
Nomura-Rifa Private Real Estate Investment Trust 31		98,291	71,442	7,584	1,356	-	1,356
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		62,682	45	6,511	6,169	-	6,169

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Hana Semiconductor New Technology Fund	~~W~~	111,661	12,346	70,303	56,926	-	56,926
J&Magnet Startup Venture Specialized Private Equity Fund		24,381	50	8,291	8,638	-	8,638
Cape IT Fund No.3		32,448	75	4,145	3,837	-	3,837
FuturePlay-Shinhan TechInnovation Fund 1		8,621	31	5	(469)	-	(469)
Stonebridge Corporate 1st Fund		7,342	1	679	584	-	584
Vogo Realty Partners Private Real Estate Fund V		50,139	99	8,137	4,701	-	4,701
Korea Credit Bureau		114,571	37,062	93,275	3,992	-	3,992
Goduck Gangil1 PFV Co., Ltd		334,349	348,276	-	(10,065)	-	(10,065)
SBC PFV Co., Ltd		119,994	7,199	-	(7,169)	-	(7,169)
NH-amundi global infra private fund 16		87,908	230	20,499	(6,215)	-	(6,215)
IMM Global Private Equity Fund		367,570	1,368	17,222	2,995	-	2,995
HANA Alternative Estate Professional Private122		39,449	38	6,836	5,487	-	5,487
Hanwha-Incus Plus New Technology Fund No.1		25,860	-	13,169	12,961	-	12,961
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		198,644	87,218	4,479	3,329	-	3,329
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		395,815	-	14,737	11,688	-	11,688
PSA EMP Private Equity Fund		33,953	97	8	(393)	-	(393)
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		57,026	784	13,342	339	-	339
BRAIN DO PROFESSIONALE PRIVATE No. 27		11,827	12	1,414	1,292	-	1,292
UI Venture Fund 7th		13,466	21	2,044	1,145	-	1,145
Sparklabs-Shinhan Opportunity Fund 1		9,760	-	-	(340)	-	(340)
BNW Tech-Innovation Private Equity Fund		20,119	213	45	(194)	-	(194)
IGIS Real-estate Private Investment Trust No.33		88,319	53,812	1,570	378	-	378
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust		9,505	-	5	5	-	5
WWG Global Real Estate Investment Trust no.4		60,083	12	8,431	2,971	-	2,971
Fidelis Global Private Real Estate Trust No.2		24,901	2	1,902	1,214	-	1,214
IGIS PRIVATE REAL ESTATE TRUST NO.331		57,655	45,417	20	(388)	-	(388)
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		173,538	783	40,882	13,425	-	13,425
Pebblestone CGV Private Real Estate Trust No.1		63,907	36,405	7,451	1,141	-	1,141
Shinhan AIM Real Estate Fund No.2		75,018	138	7,611	(45,741)	-	(45,741)
Shinhan AIM Real Estate Fund No.1		223,471	28	22,855	7,284	-	7,284

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2021 and 2020 are as follows (continued) :

		December 31, 2020
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business]	~~W~~	149,686	75	3,342	3,117	-	3,117
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust [Infra business]		71,774	169	4,948	(3,773)	-	(3,773)
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		9,380	12	576	(814)	-	(814)
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1 [Equity securities-Derivative]		61,389	45,239	47,240	(46)	-	(46)
Korea Omega-Shinhan Project Fund I		11,861	-	-	(139)	-	(139)
New Green Shinhan Mezzanine Fund		12,538	1	2,387	2,337	-	2,337
KORAMKO-Daum Professional Private Investment Trust No.12		22,740	157	1,949	1,792	-	1,792
Samsung SRA Real Estate Professional Private 45[FoFs]		42,895	230	4,155	(355)	-	(355)
IBK Global New Renewable Energy Special Asset Professional Private2		116,284	4,679	19,514	10,943	-	10,943
VS Cornerstone Fund		8,413	-	2	(87)	-	(87)
Aone Mezzanine Opportunity Professional Private		14,530	40	2,507	2,390	-	2,390
KiwoomUnicorn3New Technology Business Investment Fund		20,132	-	6,112	6,031	-	6,031
Multi Asset The United States Thortons Professional Private1		165,775	15	2,111	671	-	671
Kiwoom Milestone US Real Estate Professional Private20		68,591	157	3,508	2,286	-	2,286
NH-Amundi US Infrastructure Private Fund2		99,409	1,248	16,758	3,025	-	3,025
KB Distribution Private Real Estate1		50,013	500	1,174	1,151	-	1,151
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust [Infra business]		71,647	54	2,677	2,571	-	2,571
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]		97,412	248	5,176	2,993	-	2,993
Kakao-Shinhan 1st TNYT Fund		12,014	331	2	(657)	-	(657)
IMM Special Situation 1-2 PRIVATE EQUITY FUND		54,328	33	4,378	4,344	-	4,344
Pacific Private Placement Real Estate Fund No.40		145,123	98,029	2,554	1,511	-	1,511
Mastern Private Real Estate Loan Fund No.2		17,156	201	98	(143)	-	(143)
LB Scotland Amazon Fulfillment Center Fund 29		44,483	28	1,975	612	-	612
JR AMC Hungary Budapest Office Fund 16		38,581	1,112	2,531	2,531	-	2,531

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2021 and 2020 are as follows (continued) :

		December 31, 2020
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
IGIS 372 Real Estate Professional Private	~~W~~	628,769	428,577	10,221	(4,808)	-	(4,808)
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund		18,460	2,824	1,673	240	-	240
Future-Creation Neoplux Venture Capital Fund		27,271	4,137	7,270	4,300	-	4,300
Gyeonggi-Neoplux Superman Fund		31,898	186	533	(212)	-	(212)
NewWave 6th Fund		20,501	-	2,757	1,528	-	1,528
Neoplux No.3 Private Equity Fund		103,712	756	9,114	(7,108)	-	(7,108)
PCC Amberstone Private Equity Fund I		104,930	1,194	12,280	5,501	-	5,501
KIAMCO POWERLOAN TRUST 4TH		92,817	23	815	1,193	-	1,193
Mastern Opportunity Seeking Real Estate Fund II		99,087	93	1,391	1,453	-	1,453
AION ELFIS PROFESSIONAL PRIVATE 1		27,672	30	2,710	2,642	-	2,642
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		15,074	73	-	(160)	-	(160)
Neoplux Market-Frontier Secondary Fund		56,363	1,636	1,359	(339)	-	(339)
Synergy Green New Deal 1st New Technology Business Investment Fund		35,539	12	39	27	-	27
KAIM Real-estate Private Investment Trust 20		13,254	-	254	254	-	254
KIAMCO Vietnam Solar Special Asset Private Investment Trust		15,902	6	-	(404)	-	(404)
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		5,010	10	10	-	-	-
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		45,582	9	-	(9)	-	(9)
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		45,582	9	-	(9)	-	(9)
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		141,811	93,336	1	1,290	-	1,290
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		116,853	66,459	-	(605)	-	(605)
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		70,487	14	194	180	-	180
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		20,174	40	4,210	4,134	-	4,134
Kiwoom Hero No.4 Private Equity Fund		22,359	1	-	3,358	-	3,358
Vogo Canister Professional Trust Private Fund I		119,968	76	17,022	4,148	-	4,148

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

(*) Excluded the financial information of associates that are not subject to equity method due to disposal or of which the financial information is not available as of end of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying value of its interests in the associates as of December 31, 2021 and 2020 are as follows:

	December 31, 2021
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying amount
BNP Paribas Cardif Life Insurance	~~W~~	293,634	14.99	44,039	(17)	-	44,022
Songrim Partners(*1)		(62)	35.34	(22)	-	22	-
Partners 4th Growth Investment Fund		52,134	25.00	13,033	-	-	13,033
KTB Newlake Global Healthcare PEF(*1)		30,808	30.00	9,299	-	113	9,412
Shinhan-Neoplux Energy Newbiz Fund		65,211	31.66	16,032	-	-	16,032
Shinhan-Albatross tech investment Fund		20,213	50.00	10,389	-	-	10,389
VOGO Debt Strategy Qualified IV Private		35,896	20.00	7,179	-	-	7,179
Shinhan-Midas Donga Secondary Fund		7,902	50.00	3,951	-	-	3,951
ShinHan – Soo Young Entrepreneur Investment Fund No.1		17,608	24.00	4,226	-	-	4,226
Shinhan Praxis K-Growth Global Private Equity Fund		41,133	18.87	7,761	-	-	7,761
Kiwoom Milestone Professional Private Real Estate Trust 19		10,505	50.00	5,253	-	-	5,253
AIP EURO Green Private Real Estate Trust No.3		139,576	21.28	29,703	-	-	29,703
Shinhan Global Healthcare Fund 1(*1)		(3,464)	4.41	(153)	-	153	-
KB NA Hickory Private Special Asset Fund		91,668	37.50	34,376	-	-	34,376
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,275	44.02	19,492	-	-	19,492
BNP Paribas Cardif General Insurance		61,431	5.46	3,354	-	-	3,354
Hermes Private Investment Equity Fund		33,537	29.17	9,782	-	-	9,782
Shinhan-Nvestor Liquidity Solution Fund		21,420	24.92	5,338	-	-	5,338
Shinhan AIM FoF Fund 1a		36,623	25.00	9,156	-	-	9,156
IGIS Global Credit Fund 150-1		21,609	25.00	5,402	-	-	5,402
Partner One Value up I Private Equity Fund		28,273	27.91	7,891	-	-	7,891
Genesis No.1 Private Equity Fund		243,534	22.80	55,533	-	-	55,533
Korea Omega Project Fund III		18,234	23.53	4,290	-	-	4,290
Soo Delivery Platform Growth Fund		19,578	30.00	5,873	-	-	5,873
Genesis North America Power Company No.1 PEF		34,310	40.03	13,736	-	-	13,736
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		178,069	23.33	41,549	-	-	41,549
Korea Finance Security		20,078	14.91	2,994	-	-	2,994
MIEL CO.,LTD.(*1)		(141)	28.77	(41)	-	41	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying value of its interests in the associates as of December 31, 2021 and 2020 are as follows (continued):

	December 31, 2021
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying amount
AIP Transportation Specialized Privately Placed Fund Trust #1	~~W~~	97,097	35.73	34,688	-	-	34,688
E&Healthcare Investment Fund No.6		32,615	21.05	6,866	-	-	6,866
One Shinhan Global Fund 1		15,758	20.56	3,773	-	-	3,773
Kiwoom-Shinhan Innovation Fund I		23,462	50.00	11,731	-	-	11,731
Daishin-K&T New Technology Investment Fund		25,571	31.25	7,991	-	-	7,991
Midas Asset Global CRE Debt Private Fund No.6		117,347	41.16	48,305	-	-	48,305
Samchully Midstream Private Placement Special Asset Fund 5-4		65,931	42.92	27,471	-	-	27,471
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		126,020	20.00	25,204	-	-	25,204
NH-Amundi Global Infrastructure Trust 14		61,004	30.00	18,301	-	-	18,301
Jarvis Memorial Private Investment Trust 1		10,210	99.01	10,109	-	-	10,109
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		55,254	60.00	33,153	-	-	33,153
Milestone Private Real Estate Fund 3		57,842	32.06	18,544	-	-	18,544
Nomura-Rifa Private Real Estate Investment Trust 31		25,108	31.31	7,902	-	-	7,902
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		48,124	21.27	10,236	-	-	10,236
Cape IT Fund No.3		30,599	32.89	10,065	-	-	10,065
FuturePlay-Shinhan TechInnovation Fund 1		14,297	50.00	7,149	-	-	7,149
Stonebridge Corporate 1st Fund		6,718	44.12	2,964	-	-	2,964
Vogo Realty Partners Private Real Estate Fund V		49,760	21.64	10,766	-	-	10,766
Korea Credit Bureau		85,497	9.00	7,695	-	-	7,695
Goduck Gangil1 PFV Co., Ltd(*1)		(15,763)	1.04	(164)	-	164	-
SBC PFV Co., Ltd.(*1)		158,286	25.00	34,581	-	(4,995)	29,586
NH-amundi global infra private fund 16		104,016	50.00	52,008	-	-	52,008
IMM Global Private Equity Fund		359,415	33.00	118,615	-	-	118,615
HANA Alternative Estate Professional Private122		39,840	74.02	29,489	-	-	29,489
SH Corporate Professional Investment Type Private Security Investment Trust No.7		100,098	45.96	49,899	-	-	49,899
SH BNCT Professional Investment Type Private Special Asset Investment Trust		389,240	72.50	282,199	-	-	282,199
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		54,158	52.28	28,312	-	-	28,312
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,351	29.13	976	-	-	976
Sparklabs-Shinhan Opportunity Fund 1		9,372	49.50	4,640	-	-	4,640
BNW Tech-Innovation Private Equity Fund		19,702	29.85	5,881	-	-	5,881

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying value of its interests in the associates as of December 31, 2021 and 2020 are as follows (continued):

	December 31, 2021
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying amount
IGIS Real-estate Private Investment Trust No.33	~~W~~	33,982	40.86	13,884	-	-	13,884
WWG Global Real Estate Investment Trust no.4		36,019	29.55	10,644	-	-	10,644
Goduck Gangil10 PFV Co., Ltd(*1)		(8,362)	19.90	(1,664)	-	1,664	-
Fidelis Global Private Real Estate Trust No.2		25,265	78.26	19,773	-	-	19,773
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		171,489	28.70	49,217	-	-	49,217
Shinhan Healthcare Fund 2(*1)		(103)	13.68	(14)	-	14	-
Pebblestone CGV Private Real Estate Trust No.1		28,252	48.53	13,710	-	-	13,710
Shinhan AIM Real Estate Fund No.2		77,582	30.00	23,275	-	-	23,275
Shinhan AIM Real Estate Fund No.1		210,908	21.01	44,312	-	-	44,312
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		149,627	22.02	32,948	-	-	32,948
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		70,401	29.19	20,550	-	-	20,550
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)		26,396	71.43	18,855	-	-	18,855
Korea Omega-Shinhan Project Fund I		14,488	50.00	7,244	-	-	7,244
ST-Bonanja Food tech		8,650	38.83	3,359	-	-	3,359
Samsung SRA Real Estate Professional Private 45		51,519	25.00	12,880	-	-	12,880
IBK Global New Renewable Energy Special Asset Professional Private2		110,012	28.98	31,887	-	-	31,887
VS Cornerstone Fund		8,281	41.18	3,410	-	-	3,410
Aone Mezzanine Opportunity Professional Private		14,447	66.09	9,540	-	-	9,540
NH-Amundi US Infrastructure Private Fund2		104,313	25.91	27,024	-	-	27,024
KB Distribution Private Real Estate1		49,506	62.00	30,694	-	-	30,694
SH Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		43,385	30.00	13,016	-	-	13,016
Kakao-Shinhan 1st TNYT Fund		29,815	48.62	14,497	-	-	14,497
IMM Special Situation 1-2 PRIVATE EQUITY FUND		57,962	20.00	11,593	-	-	11,593
Pacific Private Placement Real Estate Fund No.40		46,898	24.73	11,598	-	-	11,598
Mastern Private Real Estate Loan Fund No.2		22,314	33.57	7,491	-	-	7,491
LB Scotland Amazon Fulfillment Center Fund 29		44,577	70.14	31,268	-	-	31,268
JR AMC Hungary Budapest Office Fund 16		37,274	32.57	12,140	-	-	12,140
EDNCENTRAL Co.,Ltd.(*1)		(2,487)	19.87	(494)	-	494	-
Future-Creation Neoplux Venture Capital Fund		18,569	16.25	3,017	-	-	3,017
Gyeonggi-Neoplux Superman Fund		36,195	21.76	7,878	-	-	7,878

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying value of its interests in the associates as of December 31, 2021 and 2020 are as follows (continued):

	December 31, 2021
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying amount
NewWave 6th Fund	~~W~~	48,185	30.00	14,455	-	-	14,455
KTC-NP Growth Champ 2011-2 Private Equity Fund		71,829	5.56	3,990	-	-	3,990
Neoplux No.3 Private Equity Fund		226,008	10.00	22,601	-	-	22,601
PCC Amberstone Private Equity Fund I		105,169	21.67	22,790	-	-	22,790
KIAMCO POWERLOAN TRUST 4TH		95,634	47.37	45,301	-	-	45,301
Mastern Opportunity Seeking Real Estate Fund II		106,584	20.00	21,317	-	-	21,317
AION ELFIS PROFESSIONAL PRIVATE 1		22,112	20.00	4,422	-	-	4,422
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		14,688	29.68	4,360	-	-	4,360
Neoplux Market-Frontier Secondary Fund		57,319	19.74	11,313	-	-	11,313
Harvest Private Equity Fund II		15,780	22.06	3,481	-	-	3,481
Synergy Green New Deal 1st New Technology Business Investment Fund		34,379	28.17	9,684	-	-	9,684
KAIM Real-estate Private Investment Trust 20		13,125	38.46	5,048	-	-	5,048
KIAMCO Vietnam Solar Special Asset Private Investment Trust		15,053	50.00	7,527	-	-	7,527
Daishin New Technology Investment Fund 5th		18,940	23.44	4,439	-	-	4,439
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		5,194	62.50	3,247	-	-	3,247
Acurus Hyundai Investment Partners New Technology		17,600	26.79	4,714	-	-	4,714
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		60,681	97.10	63,944	-	-	63,944
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		60,681	97.10	63,944	-	-	63,944
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		40,385	25.00	14,778	-	-	14,778
SHINHAN-NEO Core Industrial Technology Fund		11,439	49.75	5,691	-	-	5,691
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		90,810	30.00	27,243	-	-	27,243
SIMONE Mezzanine Fund No.3		10,395	29.38	3,054	-	-	3,054
Eum Private Equity Fund No.7		37,495	21.00	7,873	-	-	7,873
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		30,375	25.00	7,594	-	-	7,594
Kiwoom Hero No.4 Private Equity Fund		20,449	21.05	4,305	-	-	4,305
Vogo Canister Professional Trust Private Fund I		112,433	36.53	41,072	-	-	41,072
SW-S Fund		22,191	30.30	6,724	-	-	6,724
CL Buyout 1st PEF		64,359	21.43	13,791	-	-	13,791
Timefolio The Venture-V second		22,060	20.73	4,572	-	-	4,572
Newlake Growth Capital Partners2 PEF		43,187	29.91	12,921	-	-	12,921

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2021 and 2020 are as follows (continued):

	December 31, 2021
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying amount
Shinhan Smilegate Global PEF I	~~W~~	23,469	14.21	3,336	-	-	3,336
Fount Professional Investors Private Investment Trust No.3		10,399	49.98	5,197	-	-	5,197
Genesis Eco No.1 PEF		38,365	29.01	11,130	-	-	11,130
SHINHAN-NEO Market-Frontier 2nd Fund		57,625	42.70	24,606	-	-	24,606
NH-Synergy Core Industrial New Technology Fund		17,430	36.93	6,437	-	-	6,437
J& Moorim Jade Investment Fund		22,259	24.89	5,540	-	-	5,540
Ulmus SHC innovation investment fund		21,601	24.04	5,192	-	-	5,192
Mirae Asset Partners X Private Equity Fund		22,002	35.71	7,858	-	-	7,858
T Core Industrial Technology 1st Venture PEF		14,413	31.47	4,535	-	-	4,535
Curious Finale Corporate Recovery Private Equity Fund		13,285	27.78	3,690	-	-	3,690
TI First Property Private Investment Trust 1		7,637	40.00	3,055	-	-	3,055
MPLUS Professional Private Real Estate Fund 25		7,896	41.67	3,290	-	-	3,290
IBKC Global Contents Investment Fund		20,265	24.39	4,943	-	-	4,943
Nautic Smart No.6 Private Equity Fund		10,533	37.74	3,974	-	-	3,974
Premier Luminous Private Equity Fund		25,167	27.78	6,991	-	-	6,991
Hanyang-Meritz 1 Fund		15,423	22.58	3,483	-	-	3,483
KNT 2ND PRIVATE EQUITY FUND		19,124	21.74	4,157	-	-	4,157
Maple Mobility Fund		43,023	20.18	8,683	-	-	8,683
AVES 1st Corporate Recovery Private Equity Fund		6,215	76.19	4,736	-	-	4,736
JS Shinhan Private Equity Fund		130,966	3.85	5,037	-	-	5,037
Daishin Newgen New Technology Investment Fund 1st		24,048	50.60	12,169	-	-	12,169
META ESG Private Equity Fund I		21,722	27.40	5,677	-	-	5,677
SWFV FUND-1		23,965	40.25	9,646	-	-	9,646
PHAROS DK FUND		16,289	24.24	3,949	-	-	3,949
Shinhan VC tomorrow venture fund 1		22,603	39.62	9,042	-	-	9,042
Highland 2021-8 Fund		14,998	32.67	4,899	-	-	4,899
Medicii 2021-3 Fund		39,202	24.81	9,728	-	-	9,728
Tres-Yujin Trust		19,989	50.00	9,995	-	-	9,995
Shinhan-Time mezzanine blind Fund		29,885	50.00	14,942	-	-	14,942
Capstone REITs No.26		8,790	50.00	4,395	-	-	4,395
JB Incheon-Bucheon REITS No.54		12,716	39.31	4,999	-	-	4,999
Hankook Smart Real Asset Investment Trust No.3		13,026	33.33	4,342	-	-	4,342
JB Hwaseong-Hadong REITs No.53		16,111	31.03	4,999	-	-	4,999
KB Oaktree Trust No.3		9,475	33.33	3,159	-	-	3,159
Daehan No.36 Office Asset Management Company(*1)		37,891	48.05	18,206	-	3,294	21,500
Rhinos Premier Mezzanine Private Investment Fund No.1		10,759	27.93	3,005	-	-	3,005
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		66,947	29.73	19,903	-	-	19,903
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		161,390	24.85	40,105	-	-	40,105
SKS-Yozma Fund No.1		19,915	29.85	5,945	-	-	5,945
Others		666,941	-	367,840	-	1,492	369,332
	~~W~~	8,508,993	-	2,911,306	(17)	2,456	2,913,745

(*1) Other represents the adjustments of fair value when acquired.

(*2) The adjustments for others are the unrecognized equity method for preferred stocks without voting rights issued by the invested company.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2021 and 2020 are as follows (continued):

	December 31, 2020
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying amount
BNP Paribas Cardif Life Insurance	~~W~~	337,586	14.99	50,632	(32)	-	50,600
Songrim Partners(*1)		(62)	35.34	(22)	-	22	-
Partners 4th Growth Investment Fund		47,832	25.00	11,958	-	-	11,958
KTB Newlake Global Healthcare PEF(*2)		30,780	30.00	9,234	-	170	9,404
Daekwang Semiconductor Co., Ltd.		17,343	20.94	3,631	-	-	3,631
Shinhan-Neoplux Energy Newbiz Fund		44,590	31.66	14,470	-	-	14,470
Shinhan-Albatross tech investment Fund		27,300	49.97	13,322	-	-	13,322
Eum Private Equity Fund No.3		16	20.76	3	-	-	3
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		-	23.89	-	-	-	-
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		-	20.16	-	-	-	-
VOGO Debt Strategy Qualified INV Private		43,512	20.00	8,702	-	-	8,702
Shinhan-Midas Donga Secondary Fund		9,504	50.00	4,752	-	-	4,752
ShinHan – Soo Young Entrepreneur Investment Fund No.1		41,532	24.00	9,968	-	-	9,968
Shinhan Praxis K-Growth Global Private Equity Fund		52,707	18.87	9,945	-	-	9,945
Credian Healthcare Private Equity Fund II		17,126	34.07	5,835	-	-	5,835
Kiwoom Milestone Professional Private Real Estate Trust 19		19,835	50.00	9,918	-	-	9,918
AIP EURO Green Private Real Estate Trust No.3		98,780	21.28	21,021	-	-	21,021
Hanhwa US Equity Strategy Private Real Estate Fund No.1		5,077	44.84	2,277	-	-	2,277
Shinhan Global Healthcare Fund 1(*1)		(2,049)	4.41	(90)	-	90	-
JB Power TL Investment Type Private Placement Special Asset Fund 7		48,560	33.33	16,186	-	-	16,186
KB NA Hickory Private Special Asset Fund		93,167	37.50	34,938	-	-	34,938
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,291	44.02	18,618	-	-	18,618
BNP Paribas Cardif General Insurance		52,215	7.46	3,895	-	-	3,895
Hermes Private Investment Equity Fund		20,911	29.17	6,099	-	-	6,099
Shinhan-Nvestor Liquidity Solution Fund		18,032	24.92	4,493	-	-	4,493
Shinhan AIM FoF Fund 1a		35,040	25.00	8,760	-	-	8,760
IGIS Global Credit Fund 150-1		29,129	25.00	7,282	-	-	7,282
Soo Commerce Platform Growth Fund		4,658	24.62	1,147	-	-	1,147
Partner One Value up I Private Equity Fund		42,205	27.91	11,779	-	-	11,779
Genesis No.1 Private Equity Fund		351,329	22.80	80,113	-	-	80,113

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2021 and 2020 are as follows (continued):

	December 31, 2020
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying amount
Korea Omega Project Fund III	~~W~~	15,141	23.53	3,563	-	-	3,563
Soo Delivery Platform Growth Fund		13,560	30.00	4,068	-	-	4,068
Genesis North America Power Company No.1 PEF		42,494	39.96	16,983	-	-	16,983
Hyungje art printing(*1)		(264)	31.54	(83)	-	83	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		45,350	23.33	10,582	-	-	10,582
Shinhan-Rhinos 1 Fund		11,560	22.48	2,599	-	-	2,599
Pacific Private Investment Trust No.20		13,794	21.74	2,999	-	-	2,999
Susung Mezzanine project P1 Private Investment Trust		3,220	41.31	1,345	-	-	1,345
Korea Finance Security		20,490	14.91	3,055	-	-	3,055
Multimedia Tech Co.Ltd.(*1)		(69)	21.06	(15)	-	15	-
MIEL CO.,LTD(*1)		(85)	28.77	(25)	-	25	-
AIP Transportation Specialized Privately Placed Fund Trust #1		92,353	35.73	32,993	-	-	32,993
DB Epic Convertiblebond Private Trust No.2		11,348	50.98	5,785	-	-	5,785
E&Healthcare Investment Fund No.6		72,023	21.05	15,163	-	-	15,163
One Shinhan Global Fund1		22,244	19.96	4,029	-	-	4,029
Kiwoom-Shinhan Innovation Fund I		31,938	50.00	15,969	-	-	15,969
Daishin-K&T New Technology Investment Fund		22,400	31.25	7,000	-	-	7,000
Midas Asset Global CRE Debt Private Fund No.6		115,122	41.16	47,389	-	-	47,389
Richmond Private Investment Trust No.82		25,082	60.00	15,049	-	-	15,049
Tiger Alternative Real Estate Professional Private5		37,978	48.71	18,499	-	-	18,499
Samchully Midstream Private Placement Special Asset Fund 5-4		67,141	42.92	28,818	-	-	28,818
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		327,917	20.00	65,616	-	-	65,616
NH-Amundi Global Infrastructure Trust 14		62,728	30.00	18,819	-	-	18,819
Jarvis Memorial Private Investment Trust 1		10,143	99.01	10,043	-	-	10,043
Mastern Private Private Invetstment Trust 68		18,620	53.76	10,010	-	-	10,010
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		59,402	60.00	35,641	-	-	35,641
Milestone Private Real Estate Fund 3		57,790	32.06	18,528	-	-	18,528
IGIS Private Real Estate Investment Trust 286		21,341	41.44	8,844	-	-	8,844
Nomura-Rifa Private Real Estate Investment Trust 31		26,849	31.31	8,407	-	-	8,407
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		62,637	21.27	13,323	-	-	13,323

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2021 and 2020 are as follows (continued):

	December 31, 2020
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying amount
Hana Semiconductor New Technology Fund	~~W~~	99,315	24.30	24,131	-	-	24,131
J&Magnet Startup Venture Specialized Private Equity Fund		24,331	24.39	5,935	-	-	5,935
Cape IT Fund No.3		32,373	32.89	10,649	-	-	10,649
FuturePlay-Shinhan TechInnovation Fund 1		8,590	50.00	4,295	-	-	4,295
Stonebridge Corporate 1st Fund		7,341	44.12	3,239	-	-	3,239
Vogo Realty Partners Private Real Estate Fund V		50,040	21.64	10,827	-	-	10,827
Korea Credit Bureau		77,509	9.00	6,976	-	-	6,976
Goduck Gangil1 PFV Co., Ltd(*1)		(13,927)	1.04	(145)	-	145	-
SBC PFV Co., Ltd		112,795	25.00	18,208	-	-	18,208
NH-amundi global infra private fund 16		87,678	50.00	43,839	-	-	43,839
IMM Global Private Equity Fund		366,202	33.00	120,855	-	-	120,855
HANA Alternative Estate Professional Private122		39,411	75.19	29,631	-	-	29,631
Hanwha-Incus Plus New Technology Fund No.1		25,860	42.64	11,026	-	-	11,026
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		111,426	45.96	51,210	-	-	51,210
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		395,815	72.39	286,531	-	-	286,531
PSA EMP Private Equity Fund		33,856	28.99	9,814	-	-	9,814
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		56,242	52.28	29,401	-	-	29,401
BRAIN DO PROFESSIONALE PRIVATE No. 27		11,815	29.13	3,441	-	-	3,441
UI Venture Fund 7th		13,445	24.39	3,279	-	-	3,279
Sparklabs-Shinhan Opportunity Fund 1		9,760	49.50	4,832	-	-	4,832
BNW Tech-Innovation Private Equity Fund		19,906	29.85	5,942	-	-	5,942
IGIS Real-estate Private Investment Trust No.33		34,507	40.86	14,099	-	-	14,099
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust.		9,505	31.58	3,002	-	-	3,002
WWG Global Real Estate Investment Trust no.4		60,071	29.55	17,752	-	-	17,752
Fidelis Global Private Real Estate Trust No.2		24,899	78.26	19,485	-	-	19,485
IGIS PRIVATE REAL ESTATE TRUST NO.331		12,238	30.77	3,765	-	-	3,765
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		172,755	28.70	48,344	-	-	48,344
Pebblestone CGV Private Real Estate Trust No.1		27,502	48.53	13,346	-	-	13,346
Shinhan AIM Real Estate Fund No.2		74,880	30.00	22,464	-	-	22,464
Shinhan AIM Real Estate Fund No.1		223,443	21.01	46,945	-	-	46,945

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2021 and 2020 are as follows (continued):

	December 31, 2020
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying amount
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business]	~~W~~	149,611	22.02	32,944	-	-	32,944
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust [Infra business]		71,605	29.19	20,902	-	-	20,902
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		9,368	71.43	6,692	-	-	6,692
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1 [Equity securities-Derivative]		16,150	30.00	4,845	-	-	4,845
Korea Omega-Shinhan Project Fund I		11,861	50.00	5,931	-	-	5,931
New Green Shinhan Mezzanine Fund		12,537	39.22	4,916	-	-	4,916
KORAMKO-Daum Professional Private Investment Trust No.12		22,583	33.33	7,528	-	-	7,528
Samsung SRA Real Estate Professional Private 45[FoFs]		42,665	25.00	10,666	-	-	10,666
IBK Global New Renewable Energy Special Asset Professional Private2		111,605	28.98	32,349	-	-	32,349
VS Cornerstone Fund		8,413	41.18	3,464	-	-	3,464
Aone Mezzanine Opportunity Professional Private		14,490	66.12	9,580	-	-	9,580
KiwoomUnicorn3New Technology Business Investment Fund		20,132	21.28	4,283	-	-	4,283
Multi Asset The United States Thortons Professional Private1		165,760	25.00	41,440	-	-	41,440
Kiwoom Milestone US Real Estate Professional Private20		68,434	75.27	51,512	-	-	51,512
NH-Amundi US Infrastructure Private Fund2		98,161	25.91	25,430	-	-	25,430
KB Distribution Private Real Estate1		49,513	62.00	30,698	-	-	30,698
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		71,593	28.93	20,712	-	-	20,712
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		97,164	30.00	29,149	-	-	29,149
Kakao-Shinhan 1st TNYT Fund		11,683	48.62	5,681	-	-	5,681
IMM Special Situation 1-2 PRIVATE EQUITY FUND		54,295	20.02	10,870	-	-	10,870
Pacific Private Placement Real Estate Fund No.40		47,094	24.73	11,647	-	-	11,647
Mastern Private Real Estate Loan Fund No.2		16,955	33.57	5,692	-	-	5,692
LB Scotland Amazon Fulfillment Center Fund 29		44,455	70.14	31,182	-	-	31,182
JR AMC Hungary Budapest Office Fund 16		37,469	32.57	12,204	-	-	12,204
IGIS 372 Real Estate Professional Private		200,192	28.39	56,835	-	-	56,835
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund		15,636	19.00	3,830	-	-	3,830
Future-Creation Neoplux Venture Capital Fund		23,134	16.25	3,796	-	-	3,796
Gyeonggi-Neoplux Superman Fund		31,712	21.76	6,399	-	-	6,399
NewWave 6th Fund		20,501	30.00	6,150	-	-	6,150
Neoplux No.3 Private Equity Fund		102,956	10.00	10,295	-	-	10,295

15.  Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2021 and 2020 are as follows (continued):

	December 31, 2020
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying amount
PCC Amberstone Private Equity Fund I	~~W~~	103,736	21.67	22,480	-	-	22,480
KIAMCO POWERLOAN TRUST 4TH		92,794	47.37	43,955	-	-	43,955
Mastern Opportunity Seeking Real Estate Fund II		98,994	20.00	19,799	-	-	19,799
AION ELFIS PROFESSIONAL PRIVATE 1		27,642	20.00	5,528	-	-	5,528
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		15,001	29.68	4,453	-	-	4,453
Neoplux Market-Frontier Secondary Fund		54,727	19.74	11,545	-	-	11,545
Synergy Green New Deal 1st New Technology Business Investment Fund		35,527	28.17	10,008	-	-	10,008
KAIM Real-estate Private Investment Trust 20		13,254	38.46	5,098	-	-	5,098
KIAMCO Vietnam Solar Special Asset Private Investment Trust		15,896	50.00	7,948	-	-	7,948
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		5,000	62.50	3,125	-	-	3,125
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		45,573	97.85	44,594	-	-	44,594
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		45,573	97.85	44,594	-	-	44,594
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		48,475	25.00	15,855	-	-	15,855
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		50,394	58.82	29,644	-	-	29,644
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		70,473	30.00	21,142	-	-	21,142
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		20,134	25.00	5,034	-	-	5,034
Kiwoom Hero No.4 Private Equity Fund		22,358	21.05	4,707	-	-	4,707
Vogo Canister Professional Trust Private Fund I		119,892	36.68	43,975	-	-	43,975
Others		519,091		139,164	-	-	139,164
	~~W~~	8,101,037		2,657,250	(32)	550	2,657,768

(*1) Other represents the adjustments of fair value when acquired.

(*2) The adjustments for others are the unrecognized equity method for preferred stocks without voting rights issued by the invested company.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

15.  Investments in associates (continued)

(e) The unrecognized equity method losses as of and for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Songrim Partners.	~~W~~	-	(22)
MIEL CO.,LTD		(16)	(41)
Goduck Gangil1 PFV Co., Ltd		(19)	(164)
Goduck Gangil10 PFV Co., Ltd		(1,664)	(1,664)
Shinhan Global Healthcare Fund 1		(153)	(153)
Shinhan Global Healthcare Fund 2		(14)	(14)
EDNCENTRAL Co.,Ltd.		(494)	(494)
	~~W~~	(2,360)	(2,552)

		December 31, 2020
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Songrim Partners.	~~W~~	-	(22)
Multimedia Tech Co.Ltd		(15)	(15)
Hyungje art printing		(83)	(83)
MIEL CO.,LTD		(25)	(25)
Goduck Gangil1 PFV Co., Ltd		(145)	(145)
	~~W~~	(268)	(290)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

16.  Investment properties

(a) Investment properties as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Acquisition cost	~~W~~	852,458	767,118
Accumulated depreciation		(177,067)	(151,883)
Carrying value	~~W~~	675,391	615,235

(b) Changes in investment properties for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Beginning balance	~~W~~	615,235	488,610
Acquisition		8,292	244,100
Disposal		(2,279)	(92,337)
Depreciation		(21,616)	(20,165)
Amounts transferred from (to) property and equipment		73,773	(4,064)
Amounts transferred from(to) assets held for sale(*)		2,238	(910)
Foreign currency adjustment		(252)	1
Ending balance	~~W~~	675,391	615,235

(*) Comprise land and buildings, etc.

(c) Income and expenses on investment property for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Rental income	~~W~~	35,887	23,890
Direct operating expenses for investment properties that generated rental income		12,033	11,951

(d) The fair value of investment property as of December 31, 2021 and 2020 is as follows:

		December 31, 2021	December 31, 2020
Land and buildings(*)	~~W~~	1,374,389	1,254,149

(*) Fair value of investment properties is estimated based in the recent market transaction conditions with an independent third party and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

17.  Other assets

(a) Other assets as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Accounts receivable	~~W~~	12,754,436	12,511,880
Domestic exchange settlement debit		6,700,373	4,055,744
Guarantee deposits		1,077,644	1,145,045
Accrued income		2,655,894	2,535,847
Prepaid expense		491,950	202,218
Provisional payments		295,149	183,935
Sundry assets		88,797	106,341
Separate account assets		9,501,135	9,267,722
Advance payments		207,128	203,023
Unamortized deferred acquisition cost		954,949	979,942
Leased assets		1,395,334	1,016,013
Others		125,815	102,913
Discounted present value		(30,614)	(33,062)
Allowances for credit loss of other assets		(244,236)	(82,895)
	~~W~~	35,973,754	32,194,666

(b) Changes in unamortized deferred acquisition cost by insurance type for the year ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Beginning balance	Acquisition cost incurred			Amortiza -tion	Ending balance
			Cost	Expensed	Deferral
Individual insurance
Pure endowment insurance	~~W~~	37,504	12,386	(3,680)	8,706	(23,468)	22,742
Death insurance		932,922	655,210	(278,147)	377,063	(393,942)	916,043
Endowment insurance		8,925	19,703	(8,382)	11,321	(4,477)	15,769
		979,351	687,299	(290,209)	397,090	(421,887)	954,554
Group insurance
Pure protection		591	170	(64)	106	(302)	395
	~~W~~	979,942	687,469	(290,273)	397,196	(422,189)	954,949

		December 31, 2020
		Beginning balance	Acquisition cost incurred			Amortiza -tion	Ending balance
			Cost	Expensed	Deferral
Individual insurance
Pure endowment insurance	~~W~~	67,856	11,602	(6,450)	5,152	(35,504)	37,504
Death insurance		834,415	771,973	(298,355)	473,618	(375,111)	932,922
Endowment insurance		4,764	19,024	(11,001)	8,023	(3,862)	8,925
		907,035	802,599	(315,806)	486,793	(414,477)	979,351
Group insurance
Pure protection		833	343	(164)	179	(421)	591
	~~W~~	907,868	802,942	(315,970)	486,972	(414,898)	979,942

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

18. Leases

(a) Gross investment and present value of minimum lease payment of finance lease as of December 31, 2021 and 2020, are as follows:

		December 31, 2021
		Gross investment	Unrealized interest income	Present value of minimum lease payment
Not later than 1 year	~~W~~	635,826	65,349	570,477
1 ~ 2 years		470,800	39,631	431,169
2 ~ 3 years		308,999	18,738	290,261
3 ~ 4 years		191,257	6,606	184,651
4 ~ 5 years		113,638	4,417	109,221
Later than 5 years		5,170	32	5,138
	~~W~~	1,725,690	134,773	1,590,917

(*) Interest income on finance lease receivables recognized for the year ended December 31, 2021 is ~~W~~60,475 million.

		December 31, 2020
		Gross investment	Unrealized interest income	Present value of minimum lease payment
Not later than 1 year	~~W~~	678,790	73,230	605,560
1 ~ 2 years		527,757	43,701	484,056
2 ~ 3 years		391,447	21,169	370,278
3 ~ 4 years		219,040	6,089	212,951
4 ~ 5 years		93,975	432	93,543
Later than 5 years		6,320	53	6,267
	~~W~~	1,917,329	144,674	1,772,655

(*) Interest income on finance lease receivables recognized for the year ended December 31, 2020 is ~~W~~76,742 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

18.  Leases (continued)

(b) Minimum lease payment receivable schedule for lease contracts of the Group as lessor as of December 31, 2021 and 2020 are as follows:

i) Finance lease

		December 31, 2021
		Minimum lease payment	Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	635,826	65,349	570,477
1 ~ 2 years		470,800	39,631	431,169
2 ~ 3 years		308,999	18,738	290,261
3 ~ 4 years		191,257	6,606	184,651
4 ~ 5 years		113,638	4,417	109,221
Later than 5 years		5,170	32	5,138
	~~W~~	1,725,690	134,773	1,590,917

		December 31, 2020
		Minimum lease payment	Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	678,790	73,230	605,560
1 ~ 2 years		527,757	43,701	484,056
2 ~ 3 years		391,447	21,169	370,278
3 ~ 4 years		219,040	6,089	212,951
4 ~ 5 years		93,975	432	93,543
Later than 5 years		6,320	53	6,267
	~~W~~	1,917,329	144,674	1,772,655

ii) Operating lease

		Minimum lease payment
		December 31, 2021	December 31, 2020
Not later than 1 year	~~W~~	371,521	276,590
1 ~ 2 years		320,603	233,443
2 ~ 3 years		251,720	182,261
3 ~ 4 years		147,134	124,556
4 ~ 5 years		53,879	52,997
Later than 5 years		94,143	95,414
	~~W~~	1,239,000	965,261

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

18.  Leases (continued)

(c) Changes in operating lease assets for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Beginning balance	~~W~~	1,014,300	549,741
Acquisition		691,192	681,607
Disposal		(54,721)	(54,042)
Depreciation		(257,033)	(163,006)
Ending balance	~~W~~	1,393,738	1,014,300

(d) The details of the right-of-use assets by the lessee’s underlying asset type as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Acquisition cost	Accumulated depreciation	Carrying value
Real estate	~~W~~	1,153,021	(578,980)	574,041
Vehicle		45,670	(23,821)	21,849
Others		30,478	(18,241)	12,237
	~~W~~	1,229,169	(621,042)	608,127

		December 31, 2020
		Acquisition cost	Accumulated depreciation	Carrying value
Real estate	~~W~~	953,135	(396,716)	556,419
Vehicle		36,680	(16,059)	20,621
Others		26,368	(12,991)	13,377
	~~W~~	1,016,183	(425,766)	590,417

(e) The details of the changes in the right-of-use assets for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	556,419	20,621	13,377	590,417
Acquisition		295,228	17,524	4,173	316,925
Disposal		(22,829)	(4,070)	(31)	(26,930)
Depreciation(*)		(271,895)	(12,408)	(5,282)	(289,585)
Effects of foreign currency movements		17,118	182	-	17,300
Ending balance	~~W~~	574,041	21,849	12,237	608,127

		December 31, 2020
		Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	1,077,803	21,994	12,999	1,112,796
Acquisition		286,981	12,556	6,421	305,958
Disposal		(21,763)	(2,394)	(16)	(24,173)
Depreciation(*)		(268,376)	(11,625)	(6,027)	(286,028)
Substitution		(513,437)	-	-	(513,437)
Effects of foreign currency movements		(5,375)	(5)	-	(5,380)
Business combination (Note 47)		586	95	-	681
Ending balance	~~W~~	556,419	20,621	13,377	590,417

(*) Included in general administrative expense and other operating income(expense) of the consolidated statements of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

18.  Leases (continued)

(f) The details of the maturity of the lease liability as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	22,890	33,950	46,532	82,467	266,299	121,360	573,498
Vehicle		4,496	1,935	2,536	4,718	12,298	513	26,496
Others		465	650	1,124	2,205	8,226	26	12,696
	~~W~~	27,851	36,535	50,192	89,390	286,823	121,899	612,690

		December 31, 2020
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	22,560	36,746	49,746	90,057	287,932	69,083	556,124
Vehicle		3,404	1,840	2,490	4,765	11,632	-	24,131
Others		520	806	1,203	2,031	9,345	1	13,906
	~~W~~	26,484	39,392	53,439	96,853	308,909	69,084	594,161

(*) The above amounts are based on undiscounted cash flows, and have been classified at the earliest maturity that the Group has the obligation to pay.

(g) The lease payments for low-value assets and short-term leases for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Low-value assets	~~W~~	5,885	6,181
Short-term lease (*)		766	836
Total	~~W~~	6,651	7,017

(*) The payments for leases with terms less than 1 month are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

    19.  Pledged assets

(a) Assets pledged as collateral as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020	Reasons for collateral

Securities:
Securities at FVTPL	~~W~~	14,944,525	15,328,573	Customer RP, etc
Securities at FVOCI		3,244,232	4,058,033	Borrowings, Settlement security for Bank of Korea, Borrowing securities, etc
Securities at amortized cost		16,284,795	14,516,567	Borrowings, Settlement security for Bank of Korea, Customer RP, etc
		34,473,552	33,903,173

Deposits at amortized cost		958,206	784,626	Borrowings, etc
Property and Equipment (real estate)		300,352	301,098	Establishing the right to collateral security, etc
Other financial assets		-	355	Performance guarantee, etc
	~~W~~	35,732,110	34,989,252

(*) The carrying values of assets pledged that the pledgees have the right to sell or re-pledge regardless of the Group’s default as of December 31, 2021 and 2020 are ~~W~~11,017,362 million and ~~W~~11,190,218 million, respectively.

(b) The fair value of collateral held that the Group has the right to sell or re-pledge regardless of the pledger’s default as of December 31, 2021 and 2020 are as follows:

		December 31, 2021		December 31, 2020
		Assets received as collateral	The fair value of collateral sold or re-provided as collateral	Assets received as collateral	The fair value of collateral sold or re-provided as collateral
Securities	~~W~~	2,163,744	-	2,871,910	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

20. Deposits

Deposits as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Demand deposits:
Korean won	~~W~~	151,787,483	132,444,929
Foreign currencies		20,320,241	16,280,268
		172,107,724	148,725,197
Time deposits:
Korean won		140,651,250	137,719,464
Foreign currencies		20,847,651	20,114,427
		161,498,901	157,833,891
Certificates of deposits		16,576,536	5,946,704
Discount note deposits		5,818,001	6,226,937
CMA		5,246,478	4,006,319
Others		3,649,035	3,677,820
	~~W~~	364,896,675	326,416,868

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

21.  Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Securities sold:
Stocks	~~W~~	275,451	387,857
Bonds		505,202	503,920
Others		7,114	5,352
		787,767	897,129
Gold/silver deposits		581,458	539,565
	~~W~~	1,369,225	1,436,694

22.  Financial liabilities designated at fair value through profit or loss

(a) Financial liabilities designated at fair value through profit or loss as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020	Reason for designation
Equity-linked securities sold	~~W~~	5,795,071	6,556,288	Compound financial instrument
Securities sold with embedded derivatives		2,228,799	1,899,436
	~~W~~	8,023,870	8,455,724

   (*) The Group designated the financial liabilities at the initial recognition(or subsequently) in accordance with paragraph 6.7.1 of K-IFRS No. 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~8,023,870 million as of December 31, 2021. Decrease in values of the liability due to credit risk changes is ~~W~~1,526 million for the year ended December 31, 2021 and the accumulated changes in values are ~~W~~(-)2,506 million as of December 31, 2021.

(b) The difference between the carrying value of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020

Expiration payment	~~W~~	7,325,678	7,568,498
Carrying value		8,023,870	8,455,724
Difference from carrying value	~~W~~	(698,192)	(887,226)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

23.  Borrowings

Borrowings as of December 31, 2021 and 2020 are as follows:

	December 31, 2021			December 31, 2020
	Interest rate (%)		Amount	Interest rate (%)		Amount

Borrowings denominated in Korean won:
Borrowings from Bank of Korea	0.25~0.25	~~W~~	5,278,331	0.25~0.25	~~W~~	5,351,110
Others	0.00~3.93		18,412,343	0.00~6.20		16,375,272
			23,690,674			21,726,382
Borrowings denominated in foreign currencies:
Overdraft due from banks	0.00~0.30		42,434	0.00		71,309
Borrowings from banks	(0.49)~12.29		5,292,872	0.00~8.00		5,423,571
Others	0.00~11.25		1,890,291	0.00~12.45		1,538,021
			7,225,597			7,032,901

Call money	(0.30)~ 1.52		1,534,611	0.35~ 0.55		1,760,042
Bill of sale	0.00~ 1.47		9,032	0.00~ 1.10		10,706
Bonds sold under repurchase agreements:	0.00~ 6.25		10,709,115	0.00~ 5.15		11,065,584
Deferred origination costs			(1,964)			(1,551)
		~~W~~	43,167,065		~~W~~	41,594,064

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

24.  Debt securities issued

Debt securities issued as of December 31, 2021 and 2020 are as follows:

	December 31, 2021			December 31, 2020
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.79~8.00	~~W~~	64,419,771	0.67~8.00	~~W~~	59,816,756
Subordinated debt securities issued	2.20~4.60		5,030,125	2.20~4.60		4,370,125
Gain on fair value hedges	-		(122,069)	-		(63,652)
Discount on debt securities issued	-		(38,845)	-		(39,309)
			69,288,982			64,083,920
Debt securities issued in foreign currencies:
Debt securities issued	0.25~7.59		7,462,087	0.25~7.59		7,182,619
Subordinated debt securities issued	3.34~5.10		3,307,306	3.34~5.10		3,598,624
Loss on fair value hedges	-		130,392	-		309,880
Discount on debt securities issued	-		(39,404)	-		(40,649)
			10,860,381			11,050,474
		~~W~~	80,149,363		~~W~~	75,134,394

25.  Defined benefit plans

(a) Defined benefit plan assets and obligations

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee's pension compensation benefits and service period.

Defined benefit obligations and plan assets as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Present value of defined benefit obligations	~~W~~	2,205,869	2,182,464
Fair value of plan assets		(2,296,685)	(2,138,324)
Recognized liability(asset) for defined benefit obligations(*)	~~W~~	(90,816)	44,140

(*) The asset for defined benefit obligation of ~~W~~90,816 million as of December 31, 2021 is the net defined benefit assets of ~~W~~142,020 million less the net defined liabilities of ~~W~~51,204 million. In addition, the liability for defined benefit obligation of ~~W~~44,140 million as of December 31, 2020 is the net defined benefit liabilities of ~~W~~62,514 million less the net defined assets of ~~W~~18, 374 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

25.  Defined benefit plans (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Defined benefit obligation	Plan assets	Net defined benefit liability(asset)
Beginning balance	~~W~~	2,182,464	(2,138,324)	44,140
Included in profit or loss:
Current service cost		179,751	-	179,751
Past service cost		2,570	-	2,570
Interest expense (income)		64,729	(64,759)	(30)
Settlement income		(4,844)	-	(4,844)
		242,206	(64,759)	177,447
Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		(1,642)	-	(1,642)
Financial assumptions		(87,406)	2,421	(84,985)
Experience adjustment		(5,450)	-	(5,450)
- Return on plan assets excluding interest income		-	32,720	32,720
		(94,498)	35,141	(59,357)
Other:
Benefits paid by the plan		(127,493)	120,347	(7,146)
Succession through related party transactions		5,135	-	5,135
Contributions paid into the plan		(10)	(249,099)	(249,109)
Settlement gain or loss		(2,231)	9	(2,222)
Effect of changes in foreign exchange rates		296	-	296
		(124,303)	(128,743)	(253,046)
Ending balance	~~W~~	2,205,869	(2,296,685)	(90,816)

(*) Profit and loss related to defined benefit plans are all included in the general administrative expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

25.  Defined benefit plans (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Defined benefit obligation	Plan assets	Net defined benefit liability(asset)
Beginning balance	~~W~~	2,063,102	(1,943,644)	119,458
Included in profit or loss:
Current service cost		179,390	-	179,390
Past service cost		9,069	-	9,069
Interest expense (income)		57,674	(55,466)	2,208
Settlement expense		(306)	-	(306)
		245,827	(55,466)	190,361
Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		18	-	18
Financial assumptions		(44,424)	-	(44,424)
Experience adjustment		2,957	-	2,957
- Return on plan assets excluding interest income		-	20,027	20,027
		(41,449)	20,027	(21,422)
Other:
Benefits paid by the plan		(83,614)	77,567	(6,047)
Contributions paid into the plan		(268)	(239,570)	(239,838)
Settlement gain or loss		(2,695)	4,053	1,358
Business combination (Note 47)		2,139	(1,291)	848
Effect of changes in foreign exchange rates		(578)	-	(578)
		(85,016)	(159,241)	(244,257)
Ending balance	~~W~~	2,182,464	(2,138,324)	44,140

(*) Profit and loss related to defined benefit plans are all included in the general administrative expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

25.  Defined benefit plans (continued)

(c) The composition of plan assets as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Plan assets comprise:
Equity securities	~~W~~	-	74,631
Debt securities		43,607	23,713
Due from banks		1,915,361	1,900,963
Others		337,717	139,017
	~~W~~	2,296,685	2,138,324

(d) Actuarial assumptions as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020	Description
Discount rate	3.19%~3.77%	2.68%~3.30%	AA0 corporate bond yields
Future salary increase rate	1.98%~5.00% + Upgrade rate	1.90%~4.00% + Upgrade rate	Average for 5 years
Weighted average maturity	7.4 years~ 14.8 years	7.6 years~ 15.4 years

(e) Sensitivity analysis

As of December 31, 2021 and 2020, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

		December 31, 2021
		Defined benefit obligation
		Increase	Decrease
Discount rate (1%p movement)	~~W~~	(197,174)	216,226
Future salary increase rate (1%p movement)		216,450	(200,843)

		December 31, 2020
		Defined benefit obligation
		Increase	Decrease
Discount rate (1%p movement)	~~W~~	(207,093)	233,570
Future salary increase rate (1%p movement)		232,892	(210,305)

(f) The Group's estimated contribution is ~~W~~ 182,632 million as of December 31, 2022.

26.  Provisions

(a) Provisions as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Asset retirement obligations	~~W~~	82,123	65,659
Expected loss related to litigation		9,693	12,468
Unused credit commitments		300,008	305,719
Guarantee contracts issued		81,922	83,851
Financial guarantee contracts issued		55,344	61,895
Non-financial guarantee contracts issued		26,578	21,956
Others(*)		693,110	337,039
	~~W~~	1,166,856	804,736

(*) As of December 31, 2021 and 2020, the Group recognizes a provision of ~~W~~518,955 million and ~~W~~211,365 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

26.  Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	164,147	140,137	1,435	54,550	7,335	10	367,614
Transfer (from)to 12 months expected credit loss		63,335	(63,249)	(86)	2,931	(2,931)	-	-
Transfer (from)to life time expected credit loss		(11,889)	11,917	(28)	(3,621)	3,621	-	-
Transfer (from)to impaired financial asset		(274)	(939)	1,213	-	-	-	-
Provided (reversed)		(66,373)	58,188	(610)	(581)	(178)	5	(9,549)
Change in foreign exchange rate		1,964	1,077	-	1,910	534	-	5,485
OtOthers(*)		(337)	380	-	(6,582)	(1,672)	13	(8,198)
Ending balance	~~W~~	150,573	147,511	1,924	48,607	6,709	28	355,352

(*) Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

26.  Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	132,028	119,839	11,885	68,467	5,569	811	338,599
Transfer (from)to 12 months expected credit loss		63,818	(55,295)	(8,523)	2,059	(2,059)	-	-
Transfer (from)to life time expected credit loss		(9,883)	11,365	(1,482)	(3,951)	3,951	-	-
Transfer (from)to impaired financial asset		(244)	(875)	1,119	-	-	-	-
Provided (reversed)		(20,377)	65,455	(1,564)	8,258	1,845	(822)	52,795
Change in foreign exchange rate		(1,195)	(352)	-	(1,335)	(223)	(49)	(3,154)
OtOthers (*)		-	-	-	(18,948)	(1,748)	70	(20,626)
Ending balance	~~W~~	164,147	140,137	1,435	54,550	7,335	10	367,614

(*) Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

26. Provisions (continued)

(c) Changes in provisions for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Asset retirement	Litigation	Guarantee	Others	Total
Beginning balance	~~W~~	65,659	12,468	21,956	337,039	437,122
Provision(reversal)		8,185	2,552	3,457	350,090	364,284
Provision used		(3,793)	(5,327)	-	(37,604)	(46,724)
Change in foreign exchange rate		4	-	1,265	(1,314)	(45)
Others(*)		12,068	-	(100)	44,899	56,867
Ending balance	~~W~~	82,123	9,693	26,578	693,110	811,504

(*) Others include increase in provisions based on the present value and the effect of changes in discount rate over the period.

		December 31, 2020
		Asset retirement	Litigation	Guarantee	Other	Total
Beginning balance	~~W~~	64,922	8,789	25,583	119,131	218,425
Provision(reversal)		898	4,317	(2,709)	261,983	264,489
Provision used		(2,463)	(638)	-	(46,654)	(49,755)
Change in foreign exchange rate		(3)	-	(1,030)	570	(463)
Others(*)		2,305	-	112	1,814	4,231
Business combination (Note 47)		-	-	-	195	195
Ending balance	~~W~~	65,659	12,468	21,956	337,039	437,122

(*) Others include increase in provisions based on the present value and the effect of changes in discount rate over the period.

(d) Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(e) Allowance for guarantees and acceptances as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Outstanding guarantees and acceptances	~~W~~	10,540,968	10,249,827
Contingent guarantees and acceptances		4,670,771	3,433,953
ABS and ABCP purchase commitments		1,525,768	1,604,958
Endorsed bill		8,199	1,650
	~~W~~	16,745,706	15,290,388
Allowance for loss on guarantees and acceptances	~~W~~	81,922	83,851
Ratio	%	0.49	0.55

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

27. Liability under insurance contracts

(a) Overview of the insurance risk

i) Insurance risk and reinsurance

Insurance risk is the possibility of insured events to occur, and it refers to an uncertainty of the amount and the timing of claims that incurred as an occurrence of the insured event. The main risks faced by insurance contracts include the risk of actual claims or benefits exceeding insurance liability. These risks may arise due to following reasons:

① Frequency risk

The risk of actual number of claims being different from the number of claims anticipated by the insurer.

② Depth risk

The risk of an actual amount of claims being different from the expected amount of claims anticipated by the insurer.

As there are more numbers of insurance contracts that are empirically similar or are diversified, it is less likely to have abnormal effects from some of the contracts. The Group is trying to form a sufficiently diversified group of contracts considering these points when acquiring a contract. Insurance risk includes a lack of risk diversification and is related to geographical area, the characteristics of policyholders as well as diversification of the form or the size of the risk.

If the insurance covers death, the frequency, or the death rates are mostly affected by natural causes, while other causes may include eating habits, smoking and exercise habits etc. If the insurance provides lifetime coverage, the survival rates may rise due to developments of medical technology or enhancements in social conditions. Insured events of life insurance include not only death of the policyholder (the insured person), but also survival, disability and hospitalization.

The Group basically divides the entity’s insurance products into individual and group insurance depending on the characteristics of the policyholder. Group insurance refers to a contract in which the insured person belongs to an organization of a certain or a larger size, and he/she is the representative of that organization. Group insurance can largely be divided into pure protection and savings insurance. Pure protection insurance refers to insurance in which the amount of claim paid for survival does not exceed the premiums paid, and savings insurance is defined as insurance in which the amount of claim paid for survival exceeds the premium paid. Individual insurance can largely be divided into death insurance which considers death of a policyholder as an insured event, pure endowment insurance which considers a survival of a certain period of time as an insured event, and endowment insurance which is a combination of pure endowment and death insurance.

Life insurance products can also be divided into fixed rate insurance which guarantees fixed interest rates, a floating rate insurance which is accreted at variable interest rates, and a dividend-paying insurance based on interest rate application scheme.

For fixed rate products, interest rates expected at the beginning of the insurance contract do not vary till the end of the contract. Hence, if the return on assets or market rates are lower than the expected rates, the entity will bear the interest rate risk. On the other hand, for floating rate products, net premium is divided into guarantees and reserves portion. For guarantees portion, fixed interest rate is applied while for reserves portion, floating interest rates are applied to the reserves based on return on assets. As a result, though hedging may be possible for some interest rate risks, as the minimum guaranteed rate is fixed for reserves, interest rate risks will be borne in accordance with the changes in return on assets.

To manage the uncertainty of the amount and timing of the claims arising due to occurrences of insured events, that is, an insurance risk, the Group uses an acquisition and a reinsurance strategy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

27.  Liability under insurance contracts (continued)

(a) Overview of the insurance risk (continued)

①	Acquisition strategy

Acquisition strategy is a strategy to diversify the types of risks or the level of claims. For example, an entity can manage each mortality risk and survival risk in a balanced manner. In addition, the policyholder’s choice of a regular check-up is one of the main acquisition strategies.

②	Reinsurance strategy

The Group’s reinsurer risk is based on the insurance contracts acquired and may be the amount of risks per contract or the total amount of risks based on number of contracts or insured person. In principle, reinsurance is applied in excess of risk insurance premiums, but other methods can be used to the extent recognized by relevant laws and regulations, where necessary. The limit of holding reinsurance is determined by considering the assets, types of contracts, risk level, contract selecting technology of the Group.

Insurance risk can also be affected by the policyholder’s right to reduce premiums or not paying in premiums in full by terminating the contract or exercising a conversion of pension rights. As a result, insurance risk is likely to be affected by the actions and decisions of the policyholders. The insurance risk of the Group may be estimated under the assumption that the policyholder makes reasonable decisions. For instance, people with bad health will have lower intentions to terminate the contract which provides insurance over death, rather than those with good health. These factors are also reflected in the assumptions of evaluating the insurance liability of the Group.

ii) Discretionary participation features

The discretionary participation feature is a contractual right to receive additional benefits with the following characteristics in addition to the benefits that policyholders or investors have unconditional rights and meets all the three criteria below. The premiums for investment contracts without discretionary participation features are recognized as deposits, and premiums for investment contracts with discretionary participation features are recognized as profits or losses, like insurance contracts.

①	they are expected to be a significant portion of the total contractual benefits;
②	the timing or amount of which are contractually at the discretion of the issuer; and
③	they are contractually based on:

i) the returns on a specified pool of contracts or a specified type of contract; or

ii) realised and/or unrealised investment returns on a specified pool of assets held by the issuer; or

iii) the profit or loss of the entity or fund that issues the contract.

The investment contracts held by the Group meets all the above criteria, hence they do include discretionary participation features.

If the expected base rate of interest and the actual base rate of interest match, income and expenses are balanced through insurance contracts, so that premiums are not excessively insufficient. However, when calculating premiums, the expected mortality rate, interest rate, and operating expense ratios change due to changes in risk rates or economic conditions, which will result to differences with the actual premiums. These differences constitute the profits and losses of the Group and will consist of profit or loss from the differences in risk rate, interest rate and operating expense depending on the source of occurrence.

In case of contracts with discretionary participation features, it reduces risk as participation features are shared among the policyholder and the Group for the below sources of profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

27.  Liability under insurance contracts (continued)

(a) Overview of the insurance risk (continued)

①	Profit or loss due to differences in mortality rates
It occurs due to the difference between the expected and the actual mortality rate. For death insurance, if the actual mortality rate is lower than the expected mortality rate, profits occur, and for the opposite case, losses occur.

②	Profit or loss due to differences in interest rates

It occurs due to the difference between the expected and the actual interest rate. If the actual operating return on assets is higher than the expected interest rate, profits occur, and for the opposite case, losses occur.

③	Profit or loss due to differences in operating expenses

It is caused by the difference between the expected and the actual operating expenses ratio. If the actual operating expenses are lower than the expected operating expenses, profits occur, and for the opposite case, losses occur.

As seen above, the source of the profits being generated when the expected base rate used by the Group in calculating the insurance premiums is different from the actual rate is within the premium which has been roughly calculated, hence the profits must be returned to the policyholder. This type of amount being distributed is called the policyholder dividend and is distinguished from the shareholder dividend.

At the end of each reporting period, the Group adds to existing policy reserve and divides the remaining amount into dividend or non-dividend insurance gains and losses, and capital gains and losses. Non-dividend insurance gains and losses and capital gains and losses are treated as shareholders' interest, shareholders' interest in dividend insurance profits are less than 10/100, and the remaining portion is treated as policyholder's interest. Policyholders’ interest may not be used or accumulated for any purpose other than financial resources for policyholder dividends and the purpose of accumulating reserves for loss from participating insurance.

Policyholder dividends are divided into interest dividends, long-term duration dividends, mortality dividends, and expense dividends, and reserves for policyholder dividends are divided into reserve for participating policyholder's dividends and excess participating policyholder dividend reserve. Excess participating policyholder dividend reserve is the total amount accumulated to be used as future policyholder dividend funds if there is any surplus left after accumulating reserves for loss from participating insurance and reserves for participating policyholder's dividends from the policyholder's stake in the relevant business year.

Reserve for participating policyholder's dividends are fixed dividend reserves in which the amount to be allocated is confirmed for each policyholder, while excess participating policyholder dividend reserves are not a confirmed amount to be paid to the policyholders. The Group shall first use the total amount of excess participating policyholder dividend reserves accumulated prior to the current financial year as reserves for participating policyholder's dividends, and the accumulated excess participating policyholder dividend reserves shall be used as a resource of policyholder dividends within five years from the end of the current year.

Reserves for loss from participating insurance are accumulated for the purpose of compensating for losses in dividend insurance contracts under laws, etc., and shall take precedence over reserves for participating policyholder's dividends and excess participating policyholder dividend reserves.

Reserves for loss from participating insurance are accumulated within 30/100 of the policyholder's stake, and are compensated for losses incurred in dividend insurance contracts within five years of accumulation, and the remaining amount after preservation is used as a resource of policyholder dividends.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

27.  Liability under insurance contracts (continued)

(b) Insurance risk management policy

Unlike other financial products, life insurance products have the nature of long-term duration, which can lead to a significant increase in actual claims in comparison to the risk rates set at product development stage, and the entities may be exposed to differences in interest rates and maturity of insurance liability and the financial asset.

The purpose of the Group’s risk management is to reflect these uncertain financial environments and the characteristics of life insurance products with long-term duration to prevent and systematically manage various risks in the course of management activities.

In order to achieve this, risk management strategy of the Group is to measure the required capital of the Risk-Based Capital (RBC) and to manage it within an acceptable range. To achieve this, the Group has established and implemented basic principles for risk management and has established regulations and management systems aiming for the implementation to be successful. Also, the Risk Management Committee and the Risk Management TF are in place to support various risk-related decisions and prepare risk management procedures to identify and manage risks in a timely manner.

In general, risk management procedures are to recognize exposed risks, measure their scale, set acceptable limits, monitor them regularly and report them to management, and control them efficiently to prevent the case of risks exceeding the limits.

The risk management methods of different types of risks are as follows.

①	Insurance risk management

From the product development stage, profitability guidelines are set to secure appropriate level of profitability, acquisition standards are set and operated to prevent reverse selection, and payment review standards are operated to ensure fairness upon payments of claims.

②	Interest risk management

Determination of the official interest rate and the estimated interest rate within the scope of the guideline in consideration of the market interest rate and the rate of return on operating assets. In addition, asset management strategies are established in consideration of the interest rate and maturity structure of liabilities, long-term target portfolios are established and annually viable portfolios are set as guidelines to allocate and operate assets based on the risk level and return on assets after analyzing the long-term insurance liability.

③	Liquidity risk management

Inspection and management of insurance payments and current assets on a day-to-day basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

27.  Liability under insurance contracts (continued)

(c) Statutory reserves

Policy reserves are liabilities related to policyholders, and the fidelity of accumulating reserves based on profit or loss is being strictly regulated by the regulators as they are directly related to maintaining the quality of the business and protecting the interests of policyholders. Accordingly, the supervisory authorities are reinforcing the statutory reserves system in relation to the method of accumulating and calculating each policy reserve.

The current method, which uses the basic reserve rates as equivalent to the basic rate of premium calculation, may threaten the financial quality of the Group by causing insolvency of reserves when insurance prices are liberally set. The system is designed to prevent insolvency of the financial structure that can lead to liberalization of premium and protect the rights and interests of policyholders by introducing a statutory reserves system to use objective and conservative basic rates when accumulating reserves.

In other words, statutory reserve is an institutional framework that dualizes the base rate of contracts by evaluating the fidelity of reserves by setting the risk rate or interest rate applied to calculate policy reserves more conservatively than the risk rate or interest rate applied when calculating the premiums. For an insurer to calculate its policy reserves, it needs expected base rates of the future such as interest base rates and expected risk rates, and the estimated valuation of the liability based on these expected base rates is the policy reserve. As simply leaving these policy reserves entirely to the insurance entity's self-determination after the liberalization of policy reserves framework is not the main purpose of the liberalization, the government needs to establish a certain level of reserve framework to protect policyholders, strengthen financial solvency of the insurance entities, and prevent insurance entities from being insolvent due to price competition such as insurance dumping.

According to the regulations on supervision of insurance business, premium reserves are calculated by applying the base rate of interest and base risk rate set by the Financial Supervisory Service. In this case, the base rate is the base rate of interest for the year of entering into an insurance contract over the entire coverage period. However, the highest interest rate among the accreted interest rate set in the premiums and policy reserves calculation method is applied for the reserves of interest-sensitive insurance. As a result, if the premium reserves calculated at the base rate applied in calculation of the premiums and the premium reserves calculated at the base rate of interest and base risk rates are different, a large amount should be set aside as the premium reserves to protect the policyholder by accumulating reserves above a certain level.

Current policy reserves are calculated by the year of issuance evaluation. In other words, the base rate of valuation of policy reserves are applied equally to the interest rate and risk rate applied at the time of entering an insurance contract until the end of the contract. This method is suitable for stable circumstances in which the financial environment at the sale of insurance products and the financial environment during the policy period barely change, so liability can be accumulated stably, but it cannot be dealt flexibly with in the event of changes in market interest rates and expected risk upon the sale of a contract. Therefore, there is a possibility that the policy reserves will not properly reflect the fair value of the contract. To compensate for the shortcomings that do not reflect these market changes, the Liability Adequacy Test was introduced.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

27.  Liability under insurance contracts (continued)

(d) Financial risks related to insurance contracts

i) Forms of risk exposure and the different types of risks

Investment contracts with insurance contracts and discretionary participation features may be exposed to insurance liability or financial risks, and the form of exposure is as follows.

①	Credit risk

Credit risk refers to the risk of loss caused by the counterparty's default in provision of funds or entering a contract agreed to exchange at a predetermined price at a certain point in the future. The Group's reinsurance assets and reinsurance receivables are exposed to losses in case of default by the reinsurer upon collection of premiums and receivables from the reinsurer in the future.

②	Interest rate risk

Interest rate risk refers to the risk that occurs when the financial position of the Group is affected by the adverse interest rate movements on assets and liabilities.

③	Liquidity risk

Liquidity risk refers to a risk caused by inconsistency in the maturity of assets and liabilities or failure to respond to unexpected capital outflows. Therefore, future cash outflows from investment contracts with insurance liability and discretionary participation features which takes the most proportion of the Group's liabilities, will determine the level of risk related to the liquidity of the Group.

④	Market risk

Market risk refers to the risk of losses being incurred when the entity's financial position is affected by the adverse price movements such as stock prices and exchange rates. The prices of investment contracts with insurance liability and discretionary participation features, does not change due to movements in stock prices and exchange rates, hence there is no effect on profit or loss and capital from movements in the amount of each liability.

ii) The degree to which discretionary participation features mitigate or increase the risk.

For contracts with discretionary participation features, policyholders will receive relatively high premiums by calculating the expected base rate relatively conservative compared to contracts without discretionary participation features, and future payments of premiums will be refunded to the policyholders through policyholder dividends. However, for contracts without discretionary participation features, an optimal expected base rate which is unlikely to be conservative will be set when setting the initial expected base rate and policyholders will receive a relatively low premium. Furthermore, if the expected and the actual base rates are different, the Group will bear the resulting profit or loss. Therefore, a contract with discretionary participation features has a structure in which a conservative base rate of interest is set, and risks related to the contract are shared with the policyholder. In the case of a contract without discretionary participation features, the entity alone bears the risk of the initial base rate of interest.

iii) Risks associated with guarantees

Guarantee options inherent in insurance contracts include Guaranteed Minimum Death Benefit (GMDB), Guaranteed Minimum Pension (GMP), and guaranteed minimum interest rate, which can increase cash outflows where market prices and interest rates fall below a certain level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

27.  Liability under insurance contracts (continued)

(e) Insurance liabilities as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Policy reserve	~~W~~	54,330,046	53,391,401
Policyholder’s equity adjustment		3,452	68,829
	~~W~~	54,333,498	53,460,230

(f) Policy reserve as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Variable interest rate	~~W~~	29,399,446	29,977,303
Fixed interest rate		24,930,600	23,414,098
	~~W~~	54,330,046	53,391,401

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

27.  Liability under insurance contracts (continued)

(g) The details of policy reserves for insurance risk classification as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Individual insurance				Group insurance
		Pure endowment	Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	14,515,676	28,443,718	9,078,015	52,037,409	15,609	64	15,673	52,053,082
Guarantee reserve		24,717	284,474	871	310,062	-	-	-	310,062
Unearned premium reserve		1	1,660	-	1,661	8	-	8	1,669
Reserve for outstanding claims		266,157	1,137,858	424,897	1,828,912	14,376	-	14,376	1,843,288
Interest rate difference guarantee reserve		1,734	130	7	1,871	-	-	-	1,871
Mortality gains reserve		6,894	34,085	88	41,067	2	-	2	41,069
Interest gains reserve		23,031	242	12	23,285	-	-	-	23,285
Expense gains reserve		6,068	7,595	-	13,663	-	-	-	13,663
Long term duration dividend reserve		26,799	12,663	7	39,469	-	-	-	39,469
Reserve for policyholder’s profit dividend		1,635	-	-	1,635	-	-	-	1,635
Reserve for losses on dividend insurance contract		953	-	-	953	-	-	-	953
	~~W~~	14,873,665	29,922,425	9,503,897	54,299,987	29,995	64	30,059	54,330,046

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

27.  Liability under insurance contracts (continued)

(g) The details of policy reserves for insurance risk classification as of December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Individual insurance				Group insurance
		Pure endowment	Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	14,597,735	26,634,537	9,981,880	51,214,152	18,430	62	18,492	51,232,644
Guarantee reserve		28,168	267,154	762	296,084	-	-	-	296,084
Unearned premium reserve		1	1,640	-	1,641	13	-	13	1,654
Reserve for outstanding claims		240,324	1,111,052	363,688	1,715,064	15,384	-	15,384	1,730,448
Interest rate difference guarantee reserve		1,937	141	9	2,087	-	-	-	2,087
Mortality gains reserve		7,865	37,553	124	45,542	1	-	1	45,543
Interest gains reserve		23,651	256	14	23,921	-	-	-	23,921
Expense gains reserve		6,606	8,336	-	14,942	-	-	-	14,942
Long term duration dividend reserve		28,737	13,775	12	42,524	-	-	-	42,524
Reserve for policyholder’s profit dividend		1,080	-	-	1,080	-	-	-	1,080
Reserve for losses on dividend insurance contract		474	-	-	474	-	-	-	474
	~~W~~	14,936,578	28,074,444	10,346,489	53,357,511	33,828	62	33,890	53,391,401

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

27. Liability under insurance contracts (continued)

(h) Changes in policy reserves

Changes in policy reserves for the year ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Insurance contracts with fixed-interest	Insurance contracts with variable-interest	Total
Beginning balance	~~W~~	23,414,098	29,977,303	53,391,401
Reserve (*)		1,516,502	(577,857)	938,645
Ending balance	~~W~~	24,930,600	29,399,446	54,330,046

(*) This is the amount of provision for insurance contract liabilities less changes in reinsurance assets.

		December 31, 2020
		Insurance contracts with fixed-interest	Insurance contracts with variable-interest	Total
Beginning balance	~~W~~	22,028,112	30,058,020	52,086,132
Reserve (*)		1,385,986	(80,717)	1,305,269
Ending balance	~~W~~	23,414,098	29,977,303	53,391,401

(*) This is the amount of provision for insurance contract liabilities less changes in reinsurance assets.

(i) Changes in policy reserves by insurance risk classification

Changes in policy reserves by insurance risk classification for the year ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Individual insurance				Group insurance
		Pure endowment	Death	Endowment	Subtotal	Pure protection	Savings	Sub total	Total
Beginning balance	~~W~~	14,936,578	28,074,444	10,346,489	53,357,511	33,828	62	33,890	53,391,401
Reserve (reversal) (*)		(62,913)	1,847,981	(842,592)	942,476	(3,833)	2	(3,831)	938,645
Ending balance	~~W~~	14,873,665	29,922,425	9,503,897	54,299,987	29,995	64	30,059	54,330,046

(*) This is the amount of provision for insurance contract liabilities less changes in reinsurance assets.

		December 31, 2020
		Individual insurance				Group insurance
		Pure endowment	Death	Endowment	Subtotal	Pure protection	Savings	Sub total	Total
Beginning balance	~~W~~	14,986,916	26,382,609	10,677,484	52,047,009	39,063	60	39,123	52,086,132
Reserve (reversal) (*)		(50,338)	1,691,835	(330,995)	1,310,502	(5,235)	2	(5,233)	1,305,269
Ending balance	~~W~~	14,936,578	28,074,444	10,346,489	53,357,511	33,828	62	33,890	53,391,401

(*) This is the amount of provision for insurance contract liabilities less changes in reinsurance assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

27.  Liability under insurance contracts (continued)

(j) Reinsurance credit risk as of December 31, 2021 and 2020 are as follows:

		December 31, 2021		December 31, 2020
		Reinsurance assets	Reinsurance account receivable	Reinsurance assets	Reinsurance account receivable
AAA	~~W~~	-	-	10,611	47,690
AA- to AA+		15,310	23,472	29,294	23,348
A- to A+		31,740	46,615	2,375	4,018
	~~W~~	47,050	70,087	42,280	75,056

(k) Income or expenses on insurance for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Insurance income:
Premium income	~~W~~	6,255,872	7,037,308
Reinsurance income		153,534	152,892
Separate account income		75,117	57,553
		6,484,523	7,247,753
Insurance expenses:
Claims paid		5,346,364	5,564,875
Reinsurance premium expenses		175,282	167,215
Provision for policy reserves (*)		933,875	1,311,252
Separate account expenses		75,116	57,553
Acquisition costs		687,469	802,942
Collection expenses and discount fee		16,810	19,922
Deferred acquisition costs		(397,196)	(486,972)
Amortization of deferred acquisition costs		422,189	414,898
		7,259,909	7,851,685

Net loss on insurance	~~W~~	(775,386)	(603,932)

(*) Interest expenses on savings insurance contracts are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

27.  Liability under insurance contracts (continued)

(l) Maturity of premium reserve as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Less than or equal to 1 year	1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Variable interest rate	~~W~~	906,017	1,492,275	1,420,942	653,388	2,001,348	20,082,744	26,556,714
Fixed interest rate		99,289	471,909	772,549	687,077	2,072,122	21,393,422	25,496,368
Ending balance	~~W~~	1,005,306	1,964,184	2,193,491	1,340,465	4,073,470	41,476,166	52,053,082

		December 31, 2020
		Less than or equal to 1 year	1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Variable interest rate	~~W~~	929,268	1,944,710	1,819,554	820,964	2,056,906	19,729,536	27,300,938
Fixed interest rate		164,890	418,574	983,635	594,667	2,090,669	19,679,271	23,931,706
Ending balance	~~W~~	1,094,158	2,363,284	2,803,189	1,415,631	4,147,575	39,408,807	51,232,644

(m) Liability adequacy test, LAT – Shinhan Life Insurance Co., Ltd.

i) Scope

Liability adequacy tests are performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2021. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

ii) Output overview

In the debt appraisal system, the insurance premium surplus method is applied to calculate premium deficits.

Premium deficiency refers to deficiency when the amount of accumulated reserve is insufficient due to a decrease in the interest rate after the sale of the product or an increase in the risk rate compared with the expected basic rate at the time of product development.

The insurance premium standard inspection method is a method of calculating the reserve amount based on the present value of total income reflecting the interest rate, the risk rate, the business ratio, the cancellation rate, etc. and the present value of the total expenditure, that is, interest rate(discount rate), business ratio, risk rate, and cancellation rate calculated based on the Group’s own experience, which reflects company-specific characteristics, and does not reflect subjective factors such as management's willingness to improve management.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

27.  Liability under insurance contracts (continued)

(i) Liability adequacy test, LAT – Shinhan Life Insurance Co., Ltd. (continued)

iii) Assumptions and basis of calculation applied

The assumptions and basis of calculation applied to calculate the estimates of future cash flows when performing liability adequacy test for the year ended December 31, 2021 and 2020 are as follows. The criteria of Insurance contract liability adequacy test were changed during the period, and the Group has applied the change in the accounting policy as it provides more reliable and relevant information on the estimate of future cash flows, and the comparative figures with the prior period disclosed in the notes have been rewritten.

Assumptions
	December 31, 2021	December 31, 2020	January 1, 2020	Assumption applied and calculation method
Discount rate	-3.39% ~ 19.541%	Shinhan Life Insurance Co., Ltd. -3.623% ~ 23.477% Orange Life Insurance Co., Ltd. -3.623% ~ 23.477%	Shinhan Life Insurance Co., Ltd. -2.861% ~ 16.336% Orange Life Insurance Co., Ltd. -2.861% ~ 16.336%	The interest rate scenario calculated and presented by the Financial Supervisory Service as a scenario in which a liquidity premium is added to the risk-free rate of return scenario.
Mortality rate	16% ~ 751%	Shinhan Life Insurance Co., Ltd. 10.38% ~ 585.90% Orange Life Insurance Co., Ltd. 15% ~ 255%	Shinhan Life Insurance Co., Ltd. 11.36% ~ 497.99% Orange Life Insurance Co., Ltd. 20% ~ 255%

(Shinhan Life Insurance)
ㆍDeath due to other causes: Based on the statistics illustrating the past five-year experience, the ratio of premiums to on-level risk premiums by risk collateral and time elapsed.
ㆍDeath due to natural causes: The ratio of actual mortality to the latest expected mortality
(Orange Life Insurance)
Based on the statistics illustrating the past five-year experience or more, it is calculated by reflecting the trend in the ratio of claims paid to expected claims by collateral, gender, product group, and time elapsed.

Surrender ratio	0% ~ 84%	Shinhan Life Insurance Co., Ltd. 0.53% ~ 29.83% Orange Life Insurance Co., Ltd. 0% ~ 61%	Shinhan Life Insurance Co., Ltd. 0.76% ~ 33.03% Orange Life Insurance Co., Ltd. 0% ~ 50%	Lapse rate by sales channel, product, and time elapsed for the past five years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

27.  Liability under insurance contracts (continued)

(i) Liability adequacy test, LAT – Shinhan Life Insurance Co., Ltd. (continued)

iv) The result of liability adequacy test as of December 31, 2021 and 2020, and January 1, 2020 are as follows:

		December 31, 2021
		Provisions for test	LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	1,371,625	2,098,387	(726,762)
Variable interest		2,099,040	3,024,911	(925,871)
Non- Participating:
Fixed interest		18,749,426	8,155,797	10,593,629
Variable interest		23,059,035	21,378,217	1,680,818
Variable type		109,753	(1,437,388)	1,547,141
	~~W~~	45,388,879	33,219,924	12,168,955

< Shinhan Life Insurance>

		December 31, 2020
		Provisions for test	LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	598,793	1,371,496	(772,703)
Variable interest		915,382	1,062,384	(147,002)
Non- Participating:
Fixed interest		7,230,482	4,222,670	3,007,812
Variable interest		14,456,394	13,753,963	702,431
Variable type		165,259	61,212	104,047
	~~W~~	23,366,310	20,471,725	2,894,585

<Orange Life Insurance>

		December 31, 2020
		Provisions for test	LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	745,614	793,719	(48,105)
Variable interest		1,174,807	1,698,984	(524,177)
Non- Participating:
Fixed interest		10,061,004	5,850,160	4,210,844
Variable interest		9,190,507	8,998,793	191,714
Variable type		(15,032)	(1,548,878)	1,533,846
	~~W~~	21,156,900	15,792,778	5,364,122

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

27.  Liability under insurance contracts (continued)

(i) Liability adequacy test, LAT – Shinhan Life Insurance Co., Ltd. (continued)

iv) The result of liability adequacy test as of December 31, 2021 and 2020 and January 1, 2020 are as follows (continued):

< Shinhan Life Insurance>

		January 1, 2020
		Provisions for test	LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	595,317	1,367,648	(772,331)
Variable interest		900,378	1,082,341	(181,963)
Non- Participating:
Fixed interest		6,608,221	4,199,666	2,408,555
Variable interest		14,481,696	13,770,288	711,408
Variable type		81,369	(28,011)	109,380
	~~W~~	22,666,981	20,391,932	2,275,049

<Orange Life Insurance>

		January 1, 2020
		Provisions for test	LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	716,607	762,204	(45,597)
Variable interest		1,134,245	1,651,134	(516,889)
Non- Participating:
Fixed interest		9,296,542	5,795,590	3,500,952
Variable interest		9,236,731	9,142,918	93,813
Variable type		(268,818)	(1,877,845)	1,609,027
	~~W~~	20,115,307	15,474,001	4,641,306

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

28. Other liabilities

Other liabilities as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Lease liabilities(*)	~~W~~	612,690	594,161
Accounts payable		14,041,740	14,568,962
Accrued expenses		3,273,939	3,054,247
Dividend payable		32,275	32,508
Advance received		177,121	164,885
Unearned income		397,010	317,283
Withholding value-added tax and other taxes		673,294	692,719
Securities deposit received		1,985,269	2,198,722
Foreign exchange settlement pending		221,521	259,138
Domestic exchange settlement pending		1,890,408	5,745,338
Payable from trust account		5,191,901	5,086,459
Due to agencies		887,400	790,486
Deposits for subscription		133,550	148,506
Separate account liabilities		9,834,895	10,120,258
Sundry liabilities		1,563,832	1,617,449
Others		126,455	185,027
Present value discount		(52,464)	(49,935)
	~~W~~	40,990,836	45,526,213

(*) As of December 31, 2021, the Group accounts for the lease liabilities as other liabilities. For the year ended December 31, 2021, the amount of variable lease payments that are not included in the measurement of lease liabilities is ~~W~~79 million, cash outflows from leases are ~~W~~ 283,470 million, and interest expense on lease liabilities is ~~W~~10,873 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

29. Equity

(a) Equity as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Capital stock:
Common stock(*1)	~~W~~	2,608,176	2,608,176
Preferred stock		361,465	361,465
		2,969,641	2,969,641

Hybrid bond		3,334,531	2,179,934

Capital surplus:
Share premium		11,352,819	11,352,924
Others		742,224	882,015
		12,095,043	12,234,939

Capital adjustments		(664,429)	(687,935)

Accumulated other comprehensive income, net of tax:
Gain(loss) on financial assets at fair value through other comprehensive income		(614,872)	226,811
Gain on financial assets at fair value through profit or loss (Overlay approach)		141,821	161,919
Equity in other comprehensive income of associates		7,595	4,849
Foreign currency translation adjustments for foreign operations		(125,219)	(377,061)
Net loss from cash flow hedges		(26,471)	(48,171)
Other comprehensive income(loss) of separate account		(22,850)	18,423
Remeasurement of defined benefit obligation		(343,124)	(385,780)
Changes in own credit risk on financial liabilities designated under fair value option		(1,816)	(5,171)
		(984,936)	(404,181)

Retained earnings(*2),(*3),(*4)		30,541,300	27,777,169

Non-controlling interest(*5),(*6),(*7)		2,247,272	2,287,291
	~~W~~	49,538,422	46,356,858

(*1) For the year ended December 31, 2020, it increased due to common stock and third-party allocation paid-in capital increase issued when the Group acquired residual shares of Orange Life Insurance Co., Ltd and Shinhan Venture Investment Co., Ltd. The cost deducted from the issuing capital is ~~W~~13,300 million. Affinity Equity Partners and Baring Private Equity Asia who have participated in third-party allocation-based capital increase have a right to practically appoint one director, respectively.

(*2) As of December 31, 2021 and 2020, profits reserved by the Group as of Article 53 of the Financial Holding Companies Act amounted to ~~W~~2,432,039 million and ~~W~~2,304,595 million, respectively.

(*3) As of December 31, 2021 and 2020, the regulatory reserves for loan losses the Group appropriated in retained earnings are ~~W~~15,552 million and ~~W~~11,988 million, respectively.

(*4) As of December 31, 2021, profit dividends within retained earnings of subsidiaries of the Group restricted in accordance with laws, etc. are amounted to ~~W~~7,265,086 million.

(*5) As of December 31, 2021 and 2020, the total amounts of hybrid bonds that Shinhan Bank, Jeju Bank, Shinhan Capital Co,.Ltd. and Shinhan Life Insurance Co., Ltd. have recognized as non-controlling interests are ~~W~~2,035,762 million and ~~W~~2,035,762 million, respectively. And, for the years ended December 31, 2021 and 2020, the amounts of dividends paid for the hybrid bonds by Shinhan Bank, Jeju Bank, Shinhan Capital Co,.Ltd. and Shinhan Life Insurance Co., Ltd. ~~W~~71,746 million and ~~W~~54,619 million, respectively, are allocated to profit attributed to non-controlling interest.

(*6) The non-controlling interests of ~~W~~59,709 million decreased for the year ended December 31, 2021 due to the acquisition of the remaining shares of Shinhan Asset Management Co., Ltd.

(*7) The non-controlling interests of ~~W~~1,330,337 million decreased for the year ended December 31, 2020 due to the acquisition of the remaining shares of Orange Life Insurance Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won, except per share data)

29.  Equity (continued)

(b) Capital stock

Capital stock of the Group as of December 31, 2021 and 2020 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	~~W~~	5,000
Number of issued common stocks as of December 31, 2021		516,599,554
Number of issued common stocks as of December 31, 2020		516,599,554
Number of issued preferred stocks as of December 31, 2021 and 2020		17,482,000

The details of changes in the number of common shares outstanding as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Beginning balance	515,894,758	460,317,525
Increase	700,870	60,626,827
Decrease	(2,426)	(5,049,594)
Ending balance	516,593,202	515,894,758

(c) The details of preferred stock are as follows:

	The number of shares	Contracted dividend rate	Conversion request period(*)
Convertible preferred stock	17,482,000	4.0% per year based on issue price (non-cumulative participating)	2020.05.01~2023.04.30

(*) Preferred stocks that have not been converted for 4 years from the issuance date and until the expiration date of the period of existence are automatically converted to common stocks at the expiration date of the period of existence.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won, except per share data)

29.  Equity (continued)

(d) Hybrid bonds

Hybrid bonds classified as other equity instruments as of December 31, 2021 and 2020 are as follows:

	Issue date	Maturity date	Interest rate (%)		December 31, 2021	December 31, 2020
KRW	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	-	3.77		134,683	134,683
	September 15, 2017	-	4.25		89,783	89,783
	April 13, 2018	-	4.08		134,678	134,678
	April 13, 2018	-	4.56		14,955	14,955
	August 29, 2018	-	4.15		398,679	398,679
	June 28, 2019	-	3.27		199,476	199,476
	September 17, 2020	-	3.12		448,699	448,699
	March 16, 2021	-	2.94		429,009	-
	March 16, 2021	-	3.30		169,581	-
USD	August 13, 2018	-	5.88		559,526	559,526
	May 12, 2021	-	2.88		556,007	-
				~~W~~	3,334,531	2,179,934

(*) For the year ended December 31, 2021, the deduction for capital related to hybrid bonds issued is ~~W~~4,953 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common stocks, the agreed interest is also not paid.

(e) Capital adjustments

Changes in capital adjustments for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Beginning balance	~~W~~	(687,935)	(1,116,770)
Acquisition of treasury stocks		(79)	(150,467)
Disposal and retirement of treasury stocks		23,589	601,809
The acquisition commitment amount for subsidiaries’ remaining shares		-	(22,019)
Other transactions with owners		(4)	(488)
Ending balance	~~W~~	(664,429)	(687,935)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

29.  Equity (continued)

(e) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehen-sive income (loss) of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	146,829	161,919	4,875	(377,061)	(48,171)	18,423	(385,780)	(26)	79,982	(5,171)	(404,181)
Change due to fair value		(1,110,290)	(31,924)	6,517	-	-	(56,484)	-	(3)	21,408	(1,526)	(1,172,302)
Reclassification:
Change due to impairment or disposal		(114,399)	-	-	-	-	-	-	-	-	-	(114,399)
Effect of hedge accounting		-	-	-	-	(209,869)	-	-	-	-	-	(209,869)
Hedging		10,627	-	-	(74,525)	239,800	-	-	-	-	-	175,902
Effects from changes in foreign exchange rate		-	-	-	333,059	-	-	-	-	673	-	333,732
Remeasurements of the defined benefit plans		-	-	-	-	-	-	59,441	-	-	-	59,441
Deferred income taxes		334,391	11,826	(3,769)	(6,226)	(8,231)	15,211	(16,164)	1	(16,061)	(1,272)	309,706
Transfer to other account		-	-	-	-	-	-	-	-	29,421	6,153	35,574
Non-controlling interests		2,547	-	-	(466)	-	-	(621)	-	-	-	1,460
Ending balance	~~W~~	(730,295)	141,821	7,623	(125,219)	(26,471)	(22,850)	(343,124)	(28)	115,423	(1,816)	(984,936)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

29.  Equity (continued)

(e) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the years ended December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehen-sive income (loss) of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	233,328	71,621	8,193	(217,465)	(33,711)	14,539	(401,532)	(16)	73,142	(8,255)	(260,156)
Change due to fair value		(3,601)	125,298	(1,080)	-	-	5,358	-	(15)	(19,133)	(9,689)	97,138
Reclassification:
Change due to impairment or disposal		(105,274)	-	-	5,858	-	-	-	-	-	13,942	(85,474)
Effect of hedge accounting		-	-	-	-	144,750	-	-	-	-	-	144,750
Hedging		(4,395)	-	-	45,083	(164,708)	-	-	-	-	-	(124,020)
Effects from changes in foreign exchange rate		-	74	(355)	(219,306)	-	-	-	-	721	-	(218,866)
Remeasurements of the defined benefit plans		-	-	-	-	-	-	21,422	-	-	-	21,422
Deferred income taxes		26,486	(35,074)	(1,883)	7,000	5,498	(1,474)	(5,610)	5	(2,573)	(1,169)	(8,794)
Transfer to other account		-	-	-	-	-	-	-	-	27,825	-	27,825
Non-controlling interests		285	-	-	1,769	-	-	(60)	-	-	-	1,994
Ending balance	~~W~~	146,829	161,919	4,875	(377,061)	(48,171)	18,423	(385,780)	(26)	79,982	(5,171)	(404,181)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

29.  Equity (continued)

(f) Appropriation of retained earnings

The appropriation of retained earnings for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Date of appropriation:		March 24, 2022	March 25, 2021
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	5,355,358	5,251,413
Retirement of treasury stock		-	(150,325)
Dividend to hybrid bonds		(116,388)	(85,327)
Interim dividends		(299,082)	-
Net income		1,413,956	1,274,443
		6,353,844	6,290,204
Appropriation of retained earnings:
Legal reserve		(141,396)	(127,444)
Dividends
Dividends on common stocks paid		(723,230)	(773,839)
Dividends on preferred stocks paid		(24,475)	(29,999)
Regulatory reserve for loan losses		(2,972)	(3,564)
		(892,073)	(934,846)
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	5,461,771	5,355,358

(*) These statements of appropriation of retained earnings are based on the separate financial statements of Shinhan Finance Group.

(g) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Beginning balance	~~W~~	3,329,899	3,161,170
Planned regulatory reversal of loan losses		269,743	168,729
Ending balance	~~W~~	3,599,642	3,329,899

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won, except per share data)

29.  Equity (continued)

(g) Regulatory reserve for loan losses (continued)

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	4,019,254	3,414,595
Provision for regulatory reserve for loan losses		(269,085)	(177,620)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	3,750,169	3,236,975
Basic and diluted earnings per share adjusted for regulatory reserve in won(*)		6,804	6,299

(*) Dividends for hybrid bonds are deducted.

(h) Treasury stock

The acquisitions of treasury stock for the years ended December 31, 2021 and 2020 are as follows:

	December 31, 2021			December 31, 2020(*)
	The number of share		Carrying value	The number of share		Carrying value
Beginning balance	704,796	~~W~~	28,215	13,882,062	~~W~~	600,000
Acquisition	2,426		79	5,049,594		150,467
Disposal	700,870		(28,067)	13,191,202		(572,252)
Retirement	-		-	5,035,658		(150,000)
Ending balance	6,352	~~W~~	227	704,796	~~W~~	28,215

(*) Changes in equity shares due to the exchange of shares with Orange Life Insurance Co., Ltd. and Shinhan Venture Investment Co., Ltd. are included in the acquisition and disposal for treasury stock. Shares of Shinhan Financial Group Co., Ltd. is owned by Orange Life Insurance Co., Ltd. and Shinhan Venture Investment Co., Ltd. are included in its own shares.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won, except per share data)

30. Dividends

(a) For the year ended December 31, 2021, the interim dividends paid are as follows.:

Dividend base date			Amount
2ND Quarter	Common stock (~~W~~300 per share)	~~W~~	154,978
	Convertible preferred stock (~~W~~300 per share)		5,245
		~~W~~	160,223

3rd Quarter	Common stock (~~W~~260 per share)	~~W~~	134,314
	Convertible preferred stock (~~W~~260 per share)		4,545
		~~W~~	138,859

(*) The Group has amended the articles of association by resolution of the general meeting of stockholders on March 25, 2021 and the Group has been offering interim dividends since June 30, 2021.

(b) Details of dividends recognized as distributions to stockholders for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021(*1)	December 31, 2020
Common Stock:
Total number of shares issued and outstanding		516,599,554	516,599,554
Par value per share in won		5,000	5,000
Dividend per share in won		1,400	1,500
Dividends(*2)	~~W~~	723,230	773,839
Dividend rate per share	%	28.0	30.0
Preferred Stock:
Total number of shares issued and outstanding		17,482,000	17,482,000
Par value per share in won		5,000	5,000
Dividend per share in won		1,400	1,716
Dividends	~~W~~	24,475	29,999
Dividend rate per share	%	28.0	34.3

(*1) The current dividend(plan) will be decided on March 24, 2022. The amount of dividends was not recognized as a distribution to the owner during the period.

(*2) Dividends on own shares held by the Group are excluded.

(c) The details of dividends paid by the Group related to the preferred stock issued for the year ended December 31, 2021 are as follows:

Number of shares	Dividend per share (in won)	Total dividend paid	Issue price per share (in won)	Dividend rate per issue price (%)
17,482,000	1,960	34,265	42,900	4.57

(d) Dividends for hybrid bond is calculated as follows for the years ended December 31, 2021 and 2020:

		December 31, 2021	December 31, 2020
Amount of hybrid bond	~~W~~	3,347,700	2,188,150
Interest rate (%)%		2.88 ~ 5.88	3.12 ~ 5.88
Dividends	~~W~~	116,388	85,327

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

31. Net interest income

Net interest income for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Interest income:
Cash and deposits at amortized cost	~~W~~	85,846	128,023
Deposits at FVTPL		1,298	13,888
Securities at FVTPL		659,927	742,958
Securities at FVOCI		896,027	957,817
Securities at amortized cost		1,091,974	1,076,849
Loans at amortized cost		11,889,767	11,697,775
Loans at FVTPL		35,587	73,991
Others		63,804	82,695
		14,724,230	14,773,996
Interest expense:
Deposits		2,173,804	2,842,625
Borrowings		330,548	426,607
Debt securities issued		1,390,230	1,554,544
Others		60,323	67,520
		3,954,905	4,891,296

Net interest income	~~W~~	10,769,325	9,882,700

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

32. Net fees and commission income

Net fees and commission income for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Fees and commission income:
Credit placement fees	~~W~~	71,480	94,836
Commission received as electronic charge receipt		148,626	143,449
Brokerage fees		577,238	546,236
Commission received as agency		146,662	145,162
Investment banking fees		188,644	161,439
Commission received in foreign exchange activities		271,808	239,467
Trust management fees		310,376	255,043
Credit card fees		1,175,084	1,170,078
Operating lease fees(*)		365,447	245,173
Others		884,520	813,591
		4,139,885	3,814,474
Fees and commission expense:
Credit-related fee		38,668	46,456
Credit card fees		836,990	849,256
Others		589,230	535,829
		1,464,888	1,431,541

Net fees and commission income	~~W~~	2,674,997	2,382,933

(*) Among operating lease fees recognized for the years ended December 31, 2021 and 2020, there is no variable lease fee income which does not vary by index or rate.

33. Dividend income

Dividend income for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Securities at FVTPL	~~W~~	100,315	76,453
Securities at FVOCI		24,216	21,503
	~~W~~	124,531	97,956

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

34. Net gain (loss) on financial instruments measured at fair value through profit or loss

Net gain(loss) on financial instruments measured at fair value through profit or loss for the ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Net gain (loss) on deposits measured at FVTPL
Gain (loss) on valuation	~~W~~	(296)	1,267
Gain (loss) on sale		(1,479)	28,461
		(1,775)	29,728
Net gain (loss) on loans measured at FVTPL
Loss on valuation		(78,416)	(204,702)
Gain on sale		15,312	17,516
		(63,104)	(187,186)
Net gain (loss) on securities measured at FVTPL
Debt securities
Gain on valuation		97,281	41,208
Gain (loss) on sale		(92,230)	72,338
Other gains		506,980	331,837
		512,031	445,383
Equity securities
Gain on valuation		180,363	134,922
Gain on sale		199,702	283,265
		380,065	418,187
Other
Gain on valuation		9,316	22,690
		901,412	886,260

Net gain (loss) on financial liabilities measured at FVTPL
Debt securities
Loss on valuation		(7,745)	(48,261)
Gain (loss) on disposal		(67,522)	82,724
		(75,267)	34,463
Other
Loss on valuation		(26,224)	(83,316)
Gain on disposal		3,489	8,313
		(22,735)	(75,003)
		(98,002)	(40,540)
Derivatives:
Gain (loss) on valuation		(64,128)	245,681
Gain(loss) on transaction		429,228	(661,113)
		365,100	(415,432)
	~~W~~	1,103,631	272,830

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

35.  Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Financial liabilities designated at fair value through profit or loss:
Compound financial instruments :
Gain on valuation	~~W~~	423,914	241,066
Loss on sale and redemption		(512,215)	(42,827)
	~~W~~	(88,301)	198,239

36.  Reversal of (provision for) credit loss allowance

Reversal of (provision for) credit loss allowance on financial assets for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Allowance provided:
Loans at amortized cost	~~W~~	(907,070)	(1,290,695)
Other financial assets at amortized cost		(52,162)	(33,785)
Securities at fair value through other comprehensive income		(19,697)	(3,829)
Unused credit line and financial guarantee		-	(52,795)
Securities at amortized cost		(5,305)	(1,075)
		(984,234)	(1,382,179)
Allowance reversed:
Unused credit commitment and financial guarantee		9,549	-
	~~W~~	(974,685)	(1,382,179)

37.  General and administrative expenses

General and administrative expenses for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Employee benefits:
Salaries	~~W~~	3,283,436	3,034,543
Severance benefits:
Defined contribution		38,577	36,660
Defined benefit		192,614	184,753
Termination benefits		268,089	94,723
		3,782,716	3,350,679

Entertainment		38,552	34,963
Depreciation		490,457	475,506
Amortization		155,202	129,976
Taxes and utility bills		187,432	197,996
Advertising		280,780	204,308
Research		25,320	20,271
Others		782,629	798,774
	~~W~~	5,743,088	5,212,473

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won, except per share data)

38.  Share-based payments

(a) Stock options granted as of December 31, 2021 are as follows:

7th grant (*)
Type	Cash payment
Grant date	March 19, 2008
Exercise price in Korean won	~~W~~49,053
Number of shares granted	808,700
Options’ expiry dates	May 17, 2021 / September 17, 2021
Changes in number of shares granted:
Balance at January 1, 2021	36,162
Exercised	36,162
Balance at December 31, 2021	-

(b) Performance shares granted as of December 31, 2021 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions (*1)	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at December 31, 2021	578,201	1,941,484

Fair value per share in Korean won (*2)	~~W~~40,580, ~~W~~44,222, ~~W~~33,122 and ~~W~~37,387 for the expiration of exercising period from 2018 to 2021	~~W~~ 36,800

(*1) Starting with the shares provided from 2020, Shinhan Financial Group and Shinhan Bank apply relative stock price linked (20.0%), management index (60.0%), and prudential index (20.0%).

(*2) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

38.  Share-based payments (continued)

(c) Share-based compensation costs for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
7th	~~W~~	(1)	(1)	(2)
Performance shares		4,286	32,899	37,185
	~~W~~	4,285	32,898	37,183

		December 31, 2020
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
6th	~~W~~	(1)	(4)	(5)
7th		(18)	(26)	(44)
Performance shares		(257)	(3,902)	(4,159)
	~~W~~	(276)	(3,932)	(4,208)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

38.  Share-based payments (continued)

(d) Accrued expenses and the intrinsic value as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Accrued expense (*)
		The controlling company	The subsidiaries	Total
Stock options granted:
Performance shares	~~W~~	10,598	82,498	93,096

(*) As of December 31, 2021, all stock options have expired, and the fair value is considered as intrinsic value for performance shares, respectively.

		December 31, 2020
		Accrued expense (*)
		The controlling company	The subsidiaries	Total
Stock options granted:
7th	~~W~~	1	1	2
Performance shares		7,201	60,241	67,442
	~~W~~	7,202	60,242	67,444

(*) The intrinsic value of share-based payments is ~~W~~ 67,442 million as of December 31, 2020. For the calculation, the quoted market price of ~~W~~ 32,050 per share is used for stock options and the fair value is considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

39. Net other operating expense

Other operating income and other operating expense for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Other operating income
Gain on disposal of assets:
Loans at amortized cost	~~W~~	18,843	21,348
Others:
Gain on hedged items		501,676	536,768
Reversal of allowance for guarantees and acceptances		-	2,709
Gain on other trust accounts		44,238	-
Reversal of other allowance		8,886	850
Others		356,611	164,999
		911,411	705,326
	~~W~~	930,254	726,674
Other operating expense
Loss on disposal of assets:
Loans at amortized cost	~~W~~	347	18,675
Others:
Loss on hedged items		518,891	605,808
Fund contribution		397,884	367,993
Provision for guarantees and acceptances		3,457	-
Provision for other debt allowances		52,123	16,862
Depreciation of operating lease assets		257,033	163,006
Others		1,190,546	924,796
		2,419,934	2,078,465
	~~W~~	2,420,281	2,097,140

Net other operating expenses	~~W~~	(1,490,027)	(1,370,466)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

40. Net other non-operating income

Other non-operating income and other non-operating expense for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Other non-operating income
Gain on disposal of assets:
Property and equipment (*1)	~~W~~	1,836	64,427
Investment property (*1)		108	20,701
Assets held for sale		16,976	1,147
Lease assets		247	2,712
Right-of-use assets		2,986	3,415
Others		-	24
		22,153	92,426

Gain on disposal of Investments in associates		39,593	11,325
Others:
Rental income on investment property		35,887	23,890
Reversal of impairment losses on intangible asset		372	119
Gain from assets contributed		20	4
Others		64,272	66,268
		100,551	90,281
		162,297	194,032

Other non-operating expense
Loss on disposal of assets:
Property and equipment (*1)		2,027	5,884
Investment property		2,111	-
Lease assets		-	5,538
Right-of-use assets		2,920	1,195
Others		1,186	64
		8,244	12,681

Loss on disposal of investments in associates		11,002	5,754
Impairment loss on investments in associates		10,719	9,407
		21,721	15,161
Others:
Donations		64,098	86,608
Depreciation of investment properties		21,616	20,165
Impairment loss on property and equipment		7,594	-
Impairment loss on intangible assets		34,916	41,429
Write-off of intangible assets		1,346	474
Expenses on collection of special bonds		11,275	7,978
Others (*2)		518,519	344,934
		659,364	501,588
		689,329	529,430

Net other non-operating loss	~~W~~	(527,032)	(335,398)

(*1) Gain and loss on disposal of sale-and-leaseback are included in gain and loss on disposal of property, plant, and equipment and gain on disposal of investment property, respectively. Gain on disposal of sale-and-leaseback for the year ended December 31, 2020 is ~~W~~ 9,761 million.

(*2) It includes ~~W~~ 466,775 million and ~~W~~ 284,176 million, respectively, for the years ended December 31, 2021 of estimated claim for damages that are highly probable to be paid in case of customer losses expected due to redemption delays of Lime CI funds.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

41.  Income tax expense

(a) Income tax expense for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Current income tax expense	~~W~~	1,498,819	1,131,254
Temporary differences		(322,279)	131,862
Income tax recognized in other comprehensive income		294,496	(7,321)
Income tax expenses	~~W~~	1,471,036	1,255,795

(b) Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Profit before income taxes	~~W~~	5,583,664	4,753,871

Income taxes at statutory tax rates		1,530,030	1,301,836
Adjustments:
Non-taxable income		(8,417)	(4,932)
Non-deductible expense		15,975	14,529
Tax credit		(159)	(88)
Others		(66,393)	(55,550)
Income tax expense	~~W~~	1,471,036	1,255,795

Effective tax rate	%	26.35	26.42

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

41.  Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Beginning Balance	Profit or loss	Other comprehensive income(loss)	Ending Balance(*)
Unearned income	~~W~~	(328,278)	(12,714)	-	(340,992)
Account receivable		(29,078)	2,498	-	(26,580)
Financial assets measured at fair value		(142,085)	83,716	325,327	266,958
Investment in associates and etc		161,270	22,616	(5,624)	178,262
Valuation and depreciation of property and equipment		(150,786)	14,616	-	(136,170)
Derivative asset (liability)		(55,590)	86,234	(8,995)	21,649
Deposits		27,632	(3,202)	-	24,430
Accrued expenses		140,864	13,852	-	154,716
Defined benefit obligation		538,654	26,411	(15,115)	549,950
Plan assets		(553,907)	(47,067)	(870)	(601,844)
Other provisions		312,278	77,268	-	389,546
Allowance for acceptances and guarantees		88,050	(55,588)	-	32,462
Allowance related to asset revaluation		(49,713)	-	-	(49,713)
Allowance for expensing depreciation		(337)	63	-	(274)
Accrued contributions		16,618	19,496	-	36,114
Financial assets(liabilities) designated at fair value through profit of loss		(28,226)	(46,429)	-	(74,655)
Allowances		223,651	(91,412)	-	132,239
Constructive dividend		16,291	446	-	16,737
Liability under insurance contracts		1,739	132	-	1,871
Deficit carried over		311	(311)	-	-
Others		(837,736)	(44,441)	(227)	(882,404)
		(648,378)	46,184	294,496	(307,698)
Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		284,067	(17,462)	-	266,605
	~~W~~	(364,311)	28,722	294,496	(41,093)

(*) Deferred tax assets from overseas subsidiaries are increased by ~~W~~ 939 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

41.  Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2021 and 2020 are as follows (continued) :

	December 31, 2020
		Beginning Balance	Business combination	Profit or loss	Other comprehensive income(loss)	Ending Balance(*)
Unearned income	~~W~~	(331,679)	-	3,401	-	(328,278)
Account receivable		(26,324)	-	(2,754)	-	(29,078)
Financial assets measured at fair value		(101,577)	1,750	(28,950)	(13,308)	(142,085)
Investment in associates and etc		18,758	-	144,390	(1,878)	161,270
Valuation and depreciation of property and equipment		(151,046)	7	253	-	(150,786)
Derivative asset (liability)		21,005	-	(80,357)	3,762	(55,590)
Deposits		30,641	-	(3,009)	-	27,632
Accrued expenses		145,494	441	(5,071)	-	140,864
Defined benefit obligation		506,132	209	39,072	(6,759)	538,654
Plan assets		(507,140)	-	(47,934)	1,167	(553,907)
Other provisions		213,055	-	99,223	-	312,278
Allowance for acceptances and guarantees		80,014	-	8,036	-	88,050
Allowance related to asset revaluation		(49,713)	-	-	-	(49,713)
Allowance for expensing depreciation		(401)	-	64	-	(337)
Deemed dividend		-	-	-	-	-
Accrued contributions		36,818	-	(20,200)	-	16,618
Financial assets(liabilities) designated at fair value through profit of loss		42,817	-	(71,043)	-	(28,226)
Allowances		38,068	-	185,583	-	223,651
Constructive dividend		1,341	-	14,950	-	16,291
Liability under insurance contracts		24,147	-	(22,408)	-	1,739
Deficit carried over		-	-	311	-	311
Others		(543,770)	451	(304,112)	9,695	(837,736)
		(553,360)	2,858	(90,555)	(7,321)	(648,378)
Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		320,011	-	(35,944)	-	284,067
	~~W~~	(233,349)	2,858	(126,499)	(7,321)	(364,311)

(*) Deferred tax assets from overseas subsidiaries are increased by ~~W~~ 1,960 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

41.  Income tax expense (continued)

(d) Deferred tax assets and liabilities that are directly charged or credited to equity for the years ended December 31, 2021 and 2020 are as follows:

		January 1, 2021		Changes		December 31, 2021
		OCI	Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	335,800	(108,989)	(1,160,013)	318,331	(824,213)	209,342
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		(7,133)	1,961	4,627	(1,272)	(2,506)	689
Foreign currency translation adjustments for foreign operations		(374,944)	(2,117)	258,068	(6,226)	(116,876)	(8,343)
Gain (loss) on cash flow hedge		(67,935)	19,764	29,931	(8,232)	(38,004)	11,532
Equity in other comprehensive income(loss) of associates		6,850	(2,000)	6,512	(3,766)	13,362	(5,766)
The accumulated other comprehensive income(loss) in separate account(*)		25,412	(6,988)	(56,484)	15,211	(31,072)	8,223
Remeasurements of the defined benefit liability		(532,176)	146,396	58,820	(16,164)	(473,356)	130,232
Gain (loss) on valuation of financial asset measured at FVTPL (Overlay approach)		224,049	(62,130)	(31,924)	11,826	192,125	(50,304)
	~~W~~	(390,077)	(14,103)	(890,463)	309,708	(1,280,540)	295,605

		January 1, 2020		Changes		December 31, 2020
		OCI	Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	439,370	(132,901)	(103,570)	23,912	335,800	(108,989)
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		(11,386)	3,131	4,253	(1,170)	(7,133)	1,961
Foreign currency translation adjustments for foreign operations		(208,348)	(9,117)	(166,596)	7,000	(374,944)	(2,117)
Gain (loss) on cash flow hedge		(47,977)	14,266	(19,958)	5,498	(67,935)	19,764
Equity in other comprehensive income(loss) of associates		8,300	(122)	(1,450)	(1,878)	6,850	(2,000)
The accumulated other comprehensive income(loss) in separate account(*)		20,054	(5,515)	5,358	(1,473)	25,412	(6,988)
Remeasurements of the defined benefit liability		(553,538)	152,006	21,362	(5,610)	(532,176)	146,396
Gain (loss) on valuation of financial asset measured at FVTPL (Overlay approach)		98,678	(27,057)	125,371	(35,073)	224,049	(62,130)
	~~W~~	(254,847)	(5,309)	(135,230)	(8,794)	(390,077)	(14,103)

(*) Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, are included in the other liabilities of principle and interest guaranteed separate account's financial statement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

41.  Income tax expense (continued)

(e)There is no the amount of deductible temporary differences, that are not recognized as deferred tax assets as of December 31, 2021 and 2020.

(f) The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Investment in associates	~~W~~	(1,304,370)	(897,110)

(g) The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Deferred tax assets	~~W~~	593,852	440,430
Deferred tax liabilities		(634,945)	(804,741)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won, except per share data)

42.  Earnings per share

(a) Basic and diluted earnings per share for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	4,019,254	3,414,595
Less:
Dividends to hybrid bond		(116,388)	(85,327)

Net profit available for common stock	~~W~~	3,902,866	3,329,268

Weighted average number of common shares outstanding(*1)(*2)		534,049,948	500,343,324

Basic and diluted earnings per share in won	~~W~~	7,308	6,654

(*1) The number of basic ordinary shares outstanding is 516,599,554 shares and the above weighted-average stocks are calculated by reflecting treasury stocks issued and 17,482,000 shares of convertible preferred shares issued on May 1, 2019.

(*2) Treasury stock has retired on June 1, 2020.

(b) The calculation details of the weighted average number of ordinary shares for the years ended December 31, 2021 and 2020 are as follows:

	December 31, 2021
	Number of shares	Number of days
Number of common shares issued	516,599,554	188,558,837,210
Shares of convertible preferred stock	17,482,000	6,380,930,000
Shares of treasury stock	(6,352)	(11,536,338)
Average number of ordinary shares	534,075,202	194,928,230,872
Days		365 days
Weighted average number of ordinary shares		534,049,948

	December 31, 2020
	Number of shares	Number of days
Number of common shares issued	516,599,554	178,880,869,852
Shares of convertible preferred stock	17,482,000	6,398,412,000
Shares of treasury stock	(704,796)	(2,153,625,403)
Average number of ordinary shares	533,376,758	183,125,656,449
Days		366 days
Weighted average number of ordinary shares		500,343,324

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

43.  Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	10,540,968	10,249,827
Contingent guarantees		4,670,771	3,433,953
ABS and ABCP purchase agreements		1,525,768	1,604,958
		16,737,507	15,288,738
Commitments to extend credit:
Loan commitments in won		81,707,963	80,598,639
Loan commitments in foreign currency		19,807,686	19,319,903
Other agreements (*)		92,338,217	87,718,227
		193,853,866	187,636,769
Endorsed bills:
Secured endorsed bills		8,199	1,650
Unsecured endorsed bills		7,683,165	7,324,559
		7,691,364	7,326,209
	~~W~~	218,282,737	210,251,716

(*) Unused credit commitments provided to the card customers are included, the amounts are ~~W~~ 86,979,545 million for the year ended December 31, 2021 and ~~W~~ 82,991,589 million for the year ended December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

43.  Commitments and contingencies (continued)

(b) Pending litigations

The Group’s pending lawsuits as a defendant as of December 31, 2021 are as follows:

Case	Number of claim		Claim amount	Description	Status
Return of unjust earning	1	~~W~~	33,096

The Plaintiff believes that the group of lenders including the Group unfairly sold two oil drilling vessels that are the core assets for borrowers and it caused losses to other bankrupt creditors of the borrower. Therefore, the Plaintiff filed a lawsuit for damages.

					The first order is ongoing as of December 31, 2021.
Request for return of trust and etc.	1		10,997	Claims for payment of principal of trust and trust profits upon termination of a specific trust.	It was filed on December 13, 2021
Loans lawsuit	1		10,654	Loans lawsuit	The Group won the first order and second order is ongoing as of December 31, 2021.
Return of down payment for Ulsan Innovative City	1		12,045

The Plaintiffs, the distributors, had received the properties from the Group in accordance with the Act of Industrial Integration, but Ulsan City refused to approve the move-in under the Act of Innovative City, claiming that if the Act of Innovative City is applied, they will suffer from significant losses in future re-transfer.

					The Group won the first order and second order is ongoing as of December 31, 2021.
Others(*)	583		337,417	It includes various cases, such as compensation for loss claim.
	587	~~W~~	404,209

(*) In January 2022, two lawsuits were filed, claiming damages (lawsuit value of ~~W~~101,183 million) for joint and several liability.

As of the December 31, 2021, the Group has recorded ~~W~~9,693 million and ~~W~~3,828 million, respectively, as provisions and insurance contract liabilities (reserve for claims) for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c) The Group entered into an agreement between shareholders with Asia Trust Co., Ltd. (60% of its total shares) to acquire remaining stake. In accordance with the agreement, the Group has the right to purchase shares held by the shareholders of Asia Trust Co., Ltd. In response, the shareholders of Asia Trust Co., Ltd. have the right to demand to purchase the shares to the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

43.  Commitments and contingencies (continued)

(d) As a Prime Brokerage Service operator, the Group entered into a total return swap agreement (TRS, derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds) with a fund operated by Lime Asset Management ("Lime Fund"). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund-FX Hedged ("IIG Fund") from May 2017 to September 2017. The Group invested the IIG Fund in LAM Enhanced Finance III L.P. ("LAM III Fund") in kind and acquired the LAM III Fund's beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind.

Meanwhile, IIG Fund received cancellation of registration and asset freeze from the US Securities and Exchange Commission in November 2019. The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group is charged of being involved in poor concealment and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been under way since then.

Institutional sanctions (Shinhan Investment Corp. has been banned from the sale of new private equity funds and etc for six months) against the Group was finalized by the Financial Services Commission on November 12, 2021.

In addition, the prosecution arrested and indicted the former director of Prime Brokerage Services for fraud charges and violation of the Capital Market and Financial Investment Services Act. Finally, the former director of Prime Brokerage Services was found guilty.

The prosecution indicted the Group and the former director of Prime Brokerage Services on January 22, 2021 for violating ‘Financial Investment Services and Capital Markets Act’. It is expected that the criminal trial will determine whether the Group is legally responsible or not. The Group has determined the present obligation that the Group may liable for the charge of involvement in the fraud is not significant.

As of December 31, 2021, there is a dispute between companies over some beneficiary certificates acquired under the management order of Lime Asset Management.

Considering the board resolutions and the results of the Financial Supervisory Service's dispute settlement committee, the Group has been completed or will be carried out the compensation and liquidity supply for some of the Lime Fund sales in the future.

(e) The Group sold approximately ~~W~~390.7 billion of German Heritage DLS trust products from May 2017 to December 2018. As of December 31, 2021, the repayment of ~~W~~379.9 billion has been delayed. Accordingly, the supervisory authorities were conducting an inspection on the incomplete sale of trust products. The institutional sanctions (Shinhan Investment Corp. has been banned from the sale of new private equity funds and etc for six months) against the Group was partially finalized by the Financial Services Commission on November 12, 2021.

(f) The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of December 31, 2021, approximately ~~W~~373.8 billion, expired amount, of ~~W~~420.0 billion, outstanding balance, is suspended from redemption and delayed in repayment. In accordance with a resolution of the Board of Directors on September 28, 2021, the Group has decided to pay 40% of the investment principal to the customers who have agreed to the suspension of redemption and settle the amount upon investment recovery.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

43.  Commitments and contingencies (continued)

(g) The Group is responsible for the completion of construction when the contractor fails to fulfill its responsibilities. In case the Group fails to fulfill its responsibility, it is in the process of a responsible-for-completion land trust project (122 cases other than the new construction project of accommodation facilities in Sutaek-dong, Guri-si, Gyeonggi-do (excluding completed workplaces)) to compensate for damages incurred to the financial institutions, and for the year ended December 31, 2021, the total PF loans amounted to ~~W~~4,344.9 billion. The amount of claim for damages of the Group is determined after identifying whether it is a damage caused by the Group’s failure to fulfill its responsibilities. As of December 31, 2021, the risk of the Group to bear the responsibility to complete the project is low, and the loss cannot be reliably measured, hence this was not reflected in the financial statements for the year ended December 31, 2021. Meanwhile, the process of each business sites will be continuously monitored.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

44.  Statement of cash flows

(a) Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Cash and due from banks at amortized cost	~~W~~	28,471,127	33,420,549
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(1,490,600)	(2,488,156)
Restricted due from banks		(13,896,642)	(21,969,411)
		(15,387,242)	(24,457,567)
	~~W~~	13,083,885	8,962,982

(b) Significant non-cash activities for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Investment conversion	~~W~~	32,239	58,528
Transfers from construction-in-progress to property and equipment		18,748	56,575
Transfers between property and equipment and investment property		73,773	4,064
Transfers between assets held for sale and property and equipment		1,022	31,633
Transfers between investment property and assets held for sale		2,238	910
Accounts payable for purchase of intangible assets, etc.		137,058	137,476
Transaction for right-of-use assets		289,995	281,785
Exchange of shares related to acquisition of subsidiaries		-	629,449
Exchange of shares related to disposal of treasury stocks		-	287,669

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

44.  Statement of cash flows (continued)

(c) Changes in assets and liabilities arising from financing activities for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Net Derivative liabilities	Borrowings	Debt securities issued	Lease liabilities	Total
Beginning balance	~~W~~	(88,784)	41,594,064	75,134,394	594,161	117,233,835
Changes from cash flows		12,667	849,212	4,417,830	(275,273)	5,004,436
Changes from non-cash flows
Amortization of discount on borrowings and debentures		-	(71,390)	9,257	10,873	(51,260)
Changes in foreign currency		-	193,892	779,919	-	973,811
Other non-financial change		(5,290)	601,287	(192,037)	282,929	686,889
Ending balance	~~W~~	(81,407)	43,167,065	80,149,363	612,690	123,847,711

		December 31, 2020
		Net Derivative liabilities	Borrowings	Debt securities issued	Lease liabilities	Total
Beginning balance	~~W~~	(5,822)	34,863,156	75,363,364	1,104,259	111,324,957
Changes from cash flows		43,676	7,465,106	(28,372)	(781,867)	6,698,543
Changes from non-cash flows
Amortization of discount on borrowings and debentures		-	22,836	437,627	14,504	474,967
Changes in foreign currency		-	271,179	(417,151)	-	(145,972)
Other non-financial change		(126,638)	(1,037,213)	(221,074)	256,426	(1,128,499)
Business combination(Note47)		-	9,000	-	839	9,839
Ending balance	~~W~~	(88,784)	41,594,064	75,134,394	594,161	117,233,835

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

45.  Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS No. 1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, bond and debt balance between the Group and the related parties are disclosed. For details of the subsidiaries and associates, refer to 'Note 15'.

(a) Balances with the related parties as of December 31, 2021 and 2020 are as follows:

Related party	Account		December 31, 2021	December 31, 2020
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	61	76
〃	Credit card loans		87	81
〃	Deposits		14,870	13,941
Partners 4th Growth Investment Fund	Deposits		10,096	2,802
BNP Paribas Cardif General Insurance	Credit card loans		24	21
〃	ACL		(2)	-
〃	Other provisions		4	-
〃	Deposits		1,455	41
Dream High Fund Ⅲ	Deposits		4	4
Credian Healthcare Private Equity Fund II(*)	Deposits		-	2
Midas Dong-A Snowball Venture Fund 2	Deposits		350	1,739
Eum Private Equity Fund No.3(*)	Deposits		-	20
Incorporated association Finance Saving Information Center	Deposits		16	7

Nomura investment property trust No.19	Loans		11,880	11,976
〃	Other assets		-	44
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		345	1,160
Korea Finance Security	Deposits		457	568
SHINHAN-CORE TREND GLOBAL FUND 1	Unearned revenue		17	16
Hermes Private Investment Equity Fund	Deposits		246	352
Korea Credit Bureau	Deposits		1,394	2,088
Goduck Gangil1 PFV Co., Ltd	Loans		12,000	24,000
〃	ACL		(52)	(71)
SBC PFV Co., Ltd	Deposits		33,278	8,011
Sprott Global Renewable Private Equity Fund I	Deposits		176	258
IMM Global Private Equity Fund	Loans		800	800
〃	ACL		(3)	(2)
〃	Deposits		21,543	10,820
Goduck Gangil10 PFV Co., Ltd	Loans		7,600	9,400
〃	ACL		(24)	(19)
〃	Deposits		72,740	2,718
Shinhan Global Healthcare Fund 2	Deposits		1	1
One Shinhan Global Fund 1	Unearned revenue		104	122
IGIS PRIVATE REAL ESTATE TRUST NO.331(*)	Loans		-	9,919
〃	Accrued income		-	121
〃	Unearned revenue		-	22

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

45.  Related parties (continued)

(a) Balances with the related parties as of December 31, 2021 and 2020 are as follows (continued):

Related party	Account		December 31, 2021	December 31, 2020
Investments in associates (continued):
COSPEC BIM tech(*)	Loans	~~W~~	-	151
〃	ACL		-	(95)
〃	Deposits		-	1
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Deposits		23	117
EDNCENTRAL Co.,Ltd.	Loans		19,739	19,450
〃	Accrued income		9	9
〃	Deposits		1	-
〃	Unearned revenue		40	578
KoFC-Neoplux R&D-Biz Creation 2013-1 Investment(*)	Account receivables		-	2,823
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,919	4,137
Neoplux Market-Frontier Secondary Fund	Account receivables		954	1,630
Gyeonggi-Neoplux Superman Fund	Account receivables		620	186
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		1,002	25
SHINHAN-NEO Core Industrial Technology Fund	Account receivables		-	3
KTC-NP Growth Champ 2011-2 Private Equity Fund	Account receivables		4,512	4,528
Neoplux No.3 Private Equity Fund	Account receivables		662	748
NV Station Private Equity Fund	Deposits		41	100
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	Unearned revenue		-	76
IGIS Private Real Estate Investment Trust 286(*)	Other loans		-	436
Genesis North America Power Company No.1 PEF	Other loans		-	2,171
Korea Digital Asset Custody	Deposits		526	-
SW-N Fund	Deposits		115	-
Shinhan Smilegate Global PEF I	Unearned revenue		49	-
WaveTechnology co.Ltd	Deposits		99	-
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables		513	-
iPIXEL Co.,Ltd.	Loans		55	-
〃	Deposits		651	-
CJL No.1 Private Equity Fund	Deposits		779	-
Nova New Technology Investment Fund No.1	Deposits		357	-
Key management personnel and their immediate relatives:	Loans		6,149	5,144
	Assets		70,850	98,852
	Liabilities	~~W~~	159,432	44,404

(*) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2021

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

45.  Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2021 and 2020 are as follows:

Related party	Account		December 31, 2021	December 31, 2020
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	3,023	3,390
〃	Interest expense		(13)	(5)
〃	General and administrative expenses		(2)	(4)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		323	361
BNP Paribas Cardif General Insurance	Fees and commission income		10	10
〃	Reversal for credit loss		6	-
〃	Other operating income		-	333
〃	Interest expense		(1)	-
SM New Technology Business Investment Fund I(*1)	Fees and commission income		187	-
Partners 4th Growth Investment Fund	Interest expense		(11)	(4)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		129	54
KDBC Midas Dong-A Snowball Venture Fund No.2	Interest expense		-	(2)
SHC-K2 Global Material Fund(*2)	Fees and commission income		-	19
Synergy-Shinhan Mezzanine New Technology Investment Fund(*2)	Fees and commission income		-	50
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income		115	63
GX Shinhan interest 1st Private Equity Fund(*2)	Fees and commission income		-	454
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		271	361
SHC ULMUS Fund No.1(*2)	Fees and commission income		-	39
Shinhan-PS Investment Fund No.1	Fees and commission income		20	20
Nomura investment property trust No.19	Interest income		530	525
〃	Other operating income		-	3
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		974	2,501

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

45.  Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2021 and 2020 are as follows:

Related party	Account		December 31, 2021	December 31, 2020
Investments in associates (continued)
KOREA FINANCE SECURITY	Fees and commission income	~~W~~	8	10
〃	Interest expense		(1)	(1)
ShinHan – Soo Young Entrepreneur Investment Fund	Fees and commission income		1,028	206
Shinhan-Rhinos 1 Fund	Fees and commission income		47	64
SHINHAN-CORE TREND GLOBAL FUND1	Fees and commission income		106	100
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		240	240
One Shinhan Global Fund1	Fees and commission income		208	399
Open-Shinhan Portfolio Investment Association No. 1	Fees and commission income		59	59
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		241	218
Korea Credit Bureau	Fees and commission income		14	13
〃	Interest expense		(9)	(12)
Goduck Gangil1 PFV Co., Ltd	Interest income		754	915
〃	Reversal for credit loss		20	7
SBC PFV Co., Ltd	Fees and commission income		776	732
〃	Interest expense		(14)	(5)
IMM Global Private Equity Fund	Interest income		23	25
〃	Interest expense		(49)	(13)
〃	Provision for credit loss		(1)	-
Goduck Gangil10 PFV Co., Ltd	Interest income		283	299
〃	Fees and commission income		-	793
〃	Interest expense		(78)	(4)
〃	Provision for credit loss		(4)	(19)
IGIS PRIVATE REAL ESTATE TRUST NO.331(*1)	Interest income		-	731
〃	Other operating expense		-	(67)
〃	Fees and commission income		-	478
COSPEC BIM tech(*1)	Interest income		41	-
〃	Provision(reversal) for credit loss		95	(95)
Korea Omega Project Fund I	Fees and commission income		180	131
New Green Shinhan Mezzanine Fund(*1)	Fees and commission income		334	42

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

45.  Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2021 and 2020 are as follows:

Related party	Account		December 31, 2021	December 31, 2020
Investments in associates (continued)
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income	~~W~~	202	174
EDNCENTRAL Co.,Ltd.	Interest income		1,140	649
〃	Fees and commission income		714	578
〃	Other operating expense		-	(121)
Shinhan Western T&D Consignment Management Real Estate Investment Co., Ltd(*2)	Fees and commission income		-	300
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		386	165
KoFC-Neoplux R&D-Biz Creation 2013-1 Investment(*1)	Interest income		1	9
〃	Fees and commission income		5,474	44
Future-Creation Neoplux Venture Capital Fund	Interest income		31	14
〃	Fees and commission income		308	116
Neoplux Market-Frontier Secondary Fund	Fees and commission income		954	416
Gyeonggi-Neoplux Superman Fund	Fees and commission income		621	149
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		1,002	308
NewWave 6th Fund	Fees and commission income		1,210	303
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		498	3
KTC-NP Growth Champ 2011-2 Private Equity Fund	Interest income		26	5
〃	Fees and commission income		-	86
Neoplux No.3 Private Equity Fund	Fees and commission income		2,433	748
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	Fees and commission income		83	1,412
CREDIAN T&F 2020 CORPORATE FINANCIAL STABILITY PRIVATE EQUITY FUND(*2)	Interest expense		-	(1)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

45.  Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2021 and 2020 are as follows:

Related party	Account		December 31, 2021	December 31, 2020
Investments in associates (continued)
Shinhan Smilegate Global PEF I	Fees and commission income	~~W~~	189	-
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income		2,026	-
Korea Digital Asset Custody	Interest expense		(2)	-
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income		41	-
Ulmus SHC innovation investment fund	Fees and commission income		63	-
iPIXEL Co.,Ltd.	Interest income		2	-
CJL No.1 Private Equity Fund	Interest expense		(2)	-
Reverent-Shinhan Vista Fund	Fees and commission income		90	-
Hermes Private Investment Equity Fund	Interest expense		(1)	-
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		115	-
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income		32	-
Shinhan-Time mezzanine blind Fund	Fees and commission income		300	-
Shinhan VC tomorrow venture fund 1	Fees and commission income		419	-
JS Shinhan Private Equity Fund	Fees and commission income		250	-
Key management personnel and their immediate relatives
Interest income			122	126
		~~W~~	28,589	18,897

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2021

(*2) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

45.  Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Short-term employee benefits	~~W~~	23,972	23,468
Severance benefits		686	651
Share-based payment transactions(*)		13,886	2,628
	~~W~~	38,544	26,747

(*) The expenses of share-based payment transactions are the renumeration expenses during the vesting period.

(d) The guarantees provided between the related parties as of December 31, 2021 and 2020 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		December 31, 2021	December 31, 2020	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	10,000	Unused loan limit
Shinhan Card	BNP Paribas Cardif Life Insurance		913	919	Unused credit line
〃	BNP Paribas Cardif General Insurance		226	229	Unused credit line
The Group	Structured entities		207,078	135,459	Purchase agreement
		~~W~~	218,217	146,607

(e) Details of collaterals provided by the related parties as of December 31, 2021 and 2020 are as follows:

				Amount of assets pledged
Provided to	Provided by	Pledged assets		December 31, 2021	December 31, 2020
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,000	12,000
	Hyungje art printing	Properties		-	120
	Goduck Gangil1 PFV Co., Ltd	Guarantee insurance policy		-	28,800
	Goduck Gangil10 PFV Co., Ltd	Guarantee insurance policy		-	13,000
	iPIXEL Co.,Ltd.	Electronic credit guarantee		190	-
			~~W~~	12,190	53,920

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

45.  Related parties (continued)

(f) Details of significant loan transactions with related parties as of December 31, 2021 and 2020 are as follows:

			December 31, 2021
Classification	Company		Beginning	Execution	Collection	Others(*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,973	-	-	(93)	11,880
	IGIS PRIVATE REAL ESTATE TRUST NO.331		9,688	-	(9,769)	81	-
	EDNCENTRAL Co.,Ltd.		19,381	-	-	358	19,739
	Goduck Gangil1 PFV Co., Ltd.		24,000	-	(12,000)	-	12,000
	Goduck Gangil10 PFV Co., Ltd.		9,400	600	(2,400)		7,600
	IMM Global Private Equity Fund		800	-	-	-	800
	COSPEC BIM tech		151	-	-	(151)	-
	iPIXEL Co.,Ltd.		-	71	-	(16)	55
Total		~~W~~	75,393	671	(24,169)	179	52,074

(*) The effect on changes in allowance for credit loss is included.

			December 31, 2020
Classification	Company		Beginning	Loan	Recover	Others(*1)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,973	-	-	-	11,973
	IGIS PRIVATE REAL ESTATE TRUST NO.331		-	10,000	-	(312)	9,688
	EDNCENTRAL Co.,Ltd.		-	20,000	-	(619)	19,381
	Goduck Gangil1 PFV Co., Ltd		24,000	-	-	-	24,000
	Goduck Gangil10 PFV Co., Ltd		-	28,200	(18,800)	-	9,400
	IMM Global Private Equity Fund		800	-	-	-	800
	COSPEC BIM tech(*2)		-	-	-	151	151
Total		~~W~~	36,773	58,200	(18,800)	(780)	75,393

(*1) The effect on changes in allowance for credit loss is included.

(*2) For the year ended December 31, 2020, it is incorporated as a related party, and has marked the balance as of December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

46.  Interests in unconsolidated structured entities

(a)The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc.  The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors.  The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Total assets:
Asset-backed securitization	~~W~~	248,200,446	253,958,036
Structured financing		255,854,384	257,475,395
Investment fund		301,241,508	203,863,889
	~~W~~	805,296,338	715,297,320

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

46.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying values of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	16,352	156,630	42,231	215,213
Loan at amortized cost		731,184	13,548,490	155,572	14,435,246
Securities at fair value through profit or loss		3,752,394	235,238	14,014,493	18,002,125
Derivate assets		4,343	16,560	-	20,903
Securities at fair value through other comprehensive income		2,510,057	215,237	-	2,725,294
Securities at amortized cost		6,493,106	-	-	6,493,106
Other assets		138	17,280	177	17,595
	~~W~~	13,507,574	14,189,435	14,212,473	41,909,482
Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	3,817	48	-	3,865
Other liabilities		103	21,683	-	21,786
	~~W~~	3,920	21,731	-	25,651

		December 31, 2020
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	10,007	396,006	-	406,013
Loan at amortized cost		882,708	11,631,322	80,166	12,594,196
Securities at fair value through profit or loss		4,703,527	200,966	9,403,611	14,308,104
Derivate assets		10,353	1,050	-	11,403
Securities at fair value through other comprehensive income		2,105,239	122,664	-	2,227,903
Securities at amortized cost		6,294,228	-	-	6,294,228
Other assets		2,019	59,980	4,936	66,935
	~~W~~	14,008,081	12,411,988	9,488,713	35,908,782
Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	582	-	-	582
Other liabilities		2,610	21,421	-	24,031
	~~W~~	3,192	21,421	-	24,613

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

46.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	13,507,574	14,189,435	14,212,473	41,909,482
ABS and ABCP purchase agreements		895,273	2,210	2,703,353	3,600,836
Loan commitments		439,843	984,082	6,900	1,430,825
Guarantees		21,200	105,550	-	126,750
Others		-	150,579	-	150,579
	~~W~~	14,863,890	15,431,856	16,922,726	47,218,472

		December 31, 2020
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	14,008,081	12,411,988	9,488,713	35,908,782
ABS and ABCP purchase agreements		932,113	2,300	1,923,035	2,857,448
Loan commitments		618,030	707,860	-	1,325,890
Guarantees		87,293	-	-	87,293
Others		-	123,210	5,887	129,097
	~~W~~	15,645,517	13,245,358	11,417,635	40,308,510

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

47. Business combination

(a) Shinhan Venture Investment Co., Ltd.

i) General information

As of September 29, 2020, the Group gained control of Neoplux Co., Ltd. as a subsidiary by acquiring a 96.77% (97.08% stake of voting rights) stake and reporting to the Financial Services Commission about the transfer of subsidiary. As of December 30, 2020, the Group acquired the remaining shares, and Neoplux Co., Ltd. became a wholly owned subsidiary of the Group. Also, the name was changed from Neoplux Co., Ltd. to Shinhan Venture Investment Co., Ltd. The main reason for business combination is to promote investment financing and secure new business opportunities in the investment banking sector.

ii) Identifiable net assets

Fair values of assets acquired and liabilities assumed as of acquisition date are as follows:

		Amount(*1)
Assets:
Cash and due from banks at amortized cost	~~W~~	179
Investment assets in the long-term		463
Venture capital investment assets		38,800
Private equity investment company investment assets		12,230
Property and equipment		835
Intangible assets(*2)		1,254
Other assets(*3)		18,911
		72,672
Liabilities:
Borrowings		9,000
Other liabilities		4,804
		13,804
Fair value of the identifiable net assets	~~W~~	58,868

(*1) The accounting for the acquisition of Shinhan Venture Investment Co., Ltd. was determined using the identifiable assets and liabilities recognized by Shinhan Venture Investment Co., Ltd. at the time of business combination.

(*2) The contract balance recognized as a business combination includes ~~W~~ 793 million. The contract balance that Shinhan Venture Investment Co., Ltd. had was considered an important asset that can generate additional revenue in the future. Therefore, it was assessed at fair value through the Multi-period Excess Earning Method.

(*3) During the business combination, the Group acquired receivables that were fair value of ~~W~~ 15,803 million, and the total contract amount was ~~W~~ 15,803 million. There is no contractual cash flow that is not expected to be recovered from the receivables.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

47.  Business combination (continued)

(a) Shinhan Venture Investment Co., Ltd. (continued)

iii) Goodwill

Goodwill recognized as a result of business combination is as follows:

		Amount
Consideration paid in cash	~~W~~	71,128
Fair value of identifiable net assets		(58,868)
Non-controlling interests(*)		1,718
Goodwill	~~W~~	13,978

(*) For the year ended December 31, 2020, the non-controlling interests for Shinhan Venture Investment Co., Ltd. were measured at proportionate shares of non-controlling interests in the acquiree's identifiable net assets for Shinhan Venture Investment Co., Ltd. At the business combination, the goodwill is generated because the transfer price includes the premium of corporate control paid to acquire Shinhan Venture Investment Co., Ltd. The transfer price for the business combination includes expected synergies, future market growth, and the amount related to human resources. These benefits are not recognized separately from goodwill because it does not meet the recognition requirements for identifiable intangible assets.

(b) Business Acquisition of Leaders Financial Sales Co., Ltd.

According to the resolutions of the Board of Directors on November 25, 2020 and December 23, 2020, The Group has acquired its GF and IMGA business department of Leaders Financial Sales Co., Ltd on May 31, 2021. The acquired assets and liabilities were recognized as fair value at the time of acquisition, and the difference between the fair value and the amount paid in consideration for the transfer was recognized as goodwill.

		Amount
Consideration paid in cash	~~W~~
Cash		8,183
Contingent consideration arrangement		2,600
		10,783
Fair value of assets and liabilities
Cash and cash equivalents		200
Trade payable and other payable		(200)
Accounts payable		(3,068)
Fair value of identifiable net assets		(3,068)
Goodwill	~~W~~	13,851

(c) The merger of Shinhan Life Insurance Co., Ltd. and Orange Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. and Orange Life Insurance Co., Ltd. have merged on July 1, 2021 to form a holding company named Shinhan Life Insurance Co., Ltd. As a result of the merger, the common shareholders as of immediately prior to the merger of Orange Life Insurance Co., Ltd. (the extinct corporation) are entitled to receive 0.9226202 share of Shinhan Life Insurance Co., Ltd (the surviving corporation)’s common share (~~W~~ 5,000 per share) per common share of Orange Life Insurance Co., Ltd. There is no further transfer of any such shares except in accordance with the exchange ratio agreed upon by both parties under the merger agreement addressed above.

(d) Subsidiary investment shares

On October 29, 2021, the Group signed a Share Purchase Agreement with BNP Paribas Group Co., Ltd. for a 94.54% (7,230,174 shares of common stock) stake in BNP Paribas Cardif Life Insurance Co., Ltd. At the end of the reporting period, the Financial Services Commission has yet approved the incorporation of subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

48. Events after reporting period

Subsidiaries of the Company, Shinhan Alternative Investment Management Inc. and Shinhan Asset Management Co., Ltd. has merged on January 5, 2022. After the merger, it has changed its name to Shinhan Asset Management Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

49.  Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Group uses forward-looking information to estimate expected credit losses in accordance with K- IFRS No.1109 ‘Financial Instruments’ and the default rate at the end of 2021 was re-estimated and reflected in the measurement of expected credit loss allowance using the changed forward-looking information on GDP growth and private consumption growth, which are major variables for calculating the default rate. As of December 31, 2021, the economic environment has remained uncertain. Expected credit losses may change depending on the end of the COVID-19 and the pace of economic recovery. The Group will continue to monitor the impact of the COVID-19 on the economy.

Risk exposures by major consolidated subsidiaries due to COVID-19 are as follows, figures may significantly vary for industries that are highly affected by future economic conditions:

(a) Shinhan Bank

		December 31, 2021
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	164,904	3,314,684	937,385	219,859	86,241	2,082,545	92,152	6,897,770
Securities at fair value through profit or loss		-	-	29,911	-	-	-	2,737	32,648
Securities at fair value through other comprehensive income		114,158	18,142	264,343	-	7,123	10,678	-	414,444
Off-balance accounts		364,351	323,638	2,650,311	20,196	91,622	982,026	37,941	4,470,085
	~~W~~	643,413	3,656,464	3,881,950	240,055	184,986	3,075,249	132,830	11,814,947

		December 31, 2020
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	120,854	3,445,269	685,336	244,036	95,240	1,763,741	112,647	6,467,123
Securities at fair value through profit or loss		-	-	3,088	-	-	3,060	-	6,148
Securities at fair value through other comprehensive income		52,878	2,611	224,894	-	6,539	9,797	-	296,719
Off-balance accounts		404,767	289,948	3,058,516	9,630	111,266	938,705	60,171	4,873,003
	~~W~~	578,499	3,737,828	3,971,834	253,666	213,045	2,715,303	172,818	11,642,993

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

49.  Uncertainty due to changes in domestic and global economic conditions (continued)

Risk exposures by major consolidated subsidiaries due to COVID-19 are as follows, figures may significantly vary for industries that are highly affected by future economic conditions (continued):

(b) Shinhan Card Co., Ltd.

		December 31, 2021
		Retails
		Credit sales	Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	371,197	152,838	387,318	911,353
Total Exposure		814,598	-		814,598

		December 31, 2020
		Retails
		Credit sales	Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	357,589	142,252	283,150	782,991
Total Exposure		702,124	-		702,124

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

49.  Uncertainty due to changes in domestic and global economic conditions (continued)

Risk exposures by major consolidated subsidiaries due to COVID-19 are as follows, figures may significantly vary for industries that are highly affected by future economic conditions (continued):

(c) Jeju Bank

		December 31, 2021
		Airlift passenger	Lodging	Art-related	Movie theater	Leisure related service industry	Bus business	Bath business	Youth training facilities business	Total
Loans at amortized cost	~~W~~	-	295,664	4,161	596	25,432	7,535	17,089	5,466	355,943
Off-balance accounts		4	5,439	161	4	991	197	538	6	7,340
	~~W~~	4	301,103	4,322	600	26,423	7,732	17,627	5,472	363,283

		December 31, 2020
		Lodging	Manufacturing	Retail	Construction Industry	Leisure related service industry	Transportation Business	Etc	Total
Loans at amortized cost	~~W~~	599,875	30,095	517,843	85,640	57,677	29,679	92,373	1,413,182
Off-balance accounts		20,658	563	18,691	7,100	1,053	2,103	3,082	53,250
	~~W~~	620,533	30,658	536,534	92,740	58,730	31,782	95,455	1,466,432

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of won)

49.  Uncertainty due to changes in domestic and global economic conditions (continued)

As of December 31, 2021 and 2020, the exposure of the loans applied for moratorium of interest payments and moratorium of repayment in installments by Shinhan Bank is as follows:

(a) Shinhan Bank

		December 31, 2021	December 31, 2020
Moratorium of interest payments	~~W~~	224,449	242,794
Moratorium of repayment in installments		1,342,366	1,067,502
Moratorium of interest payments and moratorium of repayment in installments		65,773	80,581
	~~W~~	1,632,588	1,390,877

(b) Jeju Bank

		December 31, 2021	December 31, 2020
Moratorium of interest payments	~~W~~	348	629
Moratorium of repayment in installments		276,193	328,055
	~~W~~	276,541	328,684